As filed with the Securities and Exchange Commission on July 17, 2017

Registration No. 333-218950

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

YogaWorks, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7299	47-1219105
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5780 Uplander Way

Culver City, California 90230

(310) 664-6470

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Rosanna McCollough

Chief Executive Officer

YogaWorks, Inc.

5780 Uplander Way

Culver City, California 90230

(310) 664-6470

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Steven B. Stokdyk, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234	Kurt Donnell, Esq. Executive Vice President and General Counsel YogaWorks, Inc. 5780 Uplander Way Culver City, California 90230 (310) 664-6470	Christopher C. Paci, Esq. Ann Lawrence, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 (212) 335-4500

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Stock, par value $0.001 per share	5,750,000	$14.00	$80,500,000.00	$9,330.00

(1)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes offering price of any additional shares that the underwriters have the option to purchase.
(2)	The registrant previously paid this amount in connection with prior filings of its Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 17, 2017

PRELIMINARY PROSPECTUS

5,000,000 Shares

Common Stock

This is the initial public offering of shares of common stock of YogaWorks, Inc. We are offering 5,000,000 shares of our common stock. We estimate that the initial public offering price per share will be between $12.00 and $14.00. For a detailed description of our common stock, see the section entitled “Description of Capital Stock”.

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on The NASDAQ Global Market under the symbol “YOGA”.

Great Hill Equity Partners V, L.P., Great Hill Investors, LLC and their affiliated companies, which we refer to collectively as “Great Hill Partners,” or controlling stockholder, has indicated an interest in purchasing up to $10.0 million in shares of our common stock in this offering, which we refer to as the “Great Hill Shares”, at the initial public offering price. However, as indications of interest are not binding agreements to purchase, the underwriters may elect to sell more, less or no shares in this offering to Great Hill Partners, and Great Hill Partners may elect to purchase more, less or no shares in this offering.

We are an “emerging growth company” as defined under federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary – Implication of Being an Emerging Growth Company”. We will also be a “controlled company” under the corporate governance standards for NASDAQ listed companies and will be exempt from certain corporate governance requirements of the rules. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock”.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 21.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds Before Expenses	$	$

(1) See “Underwriting”.

We have granted the underwriters an option for a period of 30 days following the date of this prospectus to purchase up to an additional 750,000 shares of common stock solely to cover overallotments, if any, at the initial public offering price, less the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about            , 2017 through the book-entry facilities of The Depository Trust Company.

Cowen	Stephens Inc.	Guggenheim Securities

Roth Capital Partners	Imperial Capital

Prospectus dated            , 2017

Diverse, High-Quality Yoga Classes for Everybody Uplifting Local Community Empowered Personal Journey Teaching Authority Since 1990 Complementary Digital Offering

We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

Persons who come into possession of this prospectus and any such free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

Trademarks, Trade Names and Service Marks

YogaWorks, MyYogaWorks, Yoga Tree and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of YogaWorks, Inc. or one of its subsidiaries. Other trademarks, service marks or trade names appearing in this prospectus are the property of their owners. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this prospectus.

Market, Industry and Other Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on reports from various sources. Because this information

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involves a number of assumptions and limitations, you are cautioned not to give undue weight to such information. The content of the sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein. Certain statements in this prospectus regarding market and industry data of the yoga industry is based on information from the 2016 Yoga in America Study conducted by Yoga Journal and Yoga Alliance. Yoga Alliance is a non-profit association of yoga schools and teachers dedicated to the promotion of yoga education and training, of which we are a paying member. The 2016 Yoga in America study conducted by Yoga Journal and Yoga Alliance is referred to throughout this prospectus as the 2016 Yoga in America Study.

In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section captioned “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus before making an investment decision. Unless the context otherwise requires, the terms “YogaWorks,” “the Company,” “we,” “us” and “our” refer to YogaWorks, Inc. and its consolidated subsidiaries and the term “Great Hill Partners” refers collectively to Great Hill Equity Partners V, L.P., Great Hill Investors, LLC and their affiliated companies.

Our Mission

YogaWorks is a healthy lifestyle brand focused on enriching and transforming lives through yoga. We strive to honor and empower our students’ journey toward personal growth and well-being, no matter their age or physical ability, in an inclusive and community-oriented environment.

YogaWorks for Everybody

We are one of the largest and fastest growing providers of high quality yoga instruction in the U.S., with almost 3 million student visits in 2016 and 50 company-owned studios as well as our Internet-based digital media service, MyYogaWorks.com. YogaWorks is the only national, multi-discipline yoga instruction company, and our highly recognizable brand is present in six geographically dispersed U.S. markets—Los Angeles, Orange County (California), New York City, Northern California, Boston and Baltimore/Washington D.C. Our teachers taught more than 180,000 classes in our conveniently located studios and attracted more than 225,000 students in 2016. Since 1990, we have offered the YogaWorks teacher training program, which we believe is the gold standard within the yoga community and respected across the globe for instructing teachers on how to teach yoga to a broad population of students. We believe our YogaWorks teacher training program extends our brand beyond our current six markets and that many of our 11,000 graduates serve as ambassadors of the YogaWorks brand and help us identify new markets.

We strive to make yoga accessible to everyone and offer a lifestyle approach that can be applied on and off the mat. We help people improve their physical and mental well-being through the 5,000 year old tradition of yoga, which we practice as a community-oriented experience. Our classes are designed to safely challenge practitioners of all levels, making yoga accessible to a diverse population ranging from beginners and casual practitioners to seasoned yogis and professional athletes. We are told some students find yoga to be the only form of exercise they need or wish to do. Others enjoy how yoga complements their other exercise routines, as yoga can enhance performance and reduce injuries by helping people stretch to increase flexibility, strength, balance and focus.

Our student experience centers on three key benefits:

Connection: Our first goal is to help our students connect their bodies with their minds. In fact, the word “yoga” means to unite or join. We offer our students a variety of class options ranging from rigorous physical exertion to classes that provide a deep stretch that is low-impact. Each class requires a student to connect breathing with movement, necessitating tremendous focus. This concentration, in turn, helps our students to tune out their worries, cares and distractions. We believe that healthy physical strengthening and stretching combined with meditation can lead to a feeling of centered positivity and relief from stress that so many seek.

Community: Our open and inviting atmosphere fosters a supportive environment so that students can work toward their fitness and mindfulness goals and meet others with similar interests. Our inviting studios and inclusive, non-judgmental approach provide a non-intimidating environment to make students feel accepted and respected when walking through our doors. While each studio has a unique look and feel, all of our studios are unified by a common brand, community-oriented mission, value system and focus on quality teaching and welcoming customer service.

Calm: From the moment a student enters our studio, we strive to create a tranquil space. Our practice rooms prepare students for a completely different experience geared towards mind-body balance. The highlight of the YogaWorks experience is the class work, which is designed to help students strengthen their mind and body as well as find a sense of connection with their own center. As an additional benefit, most of our classes end with five to ten minutes of deep relaxation, or savasana, to engender a sense of calm that our students can take back with them to their everyday lives, after leaving our studios.

Since 1990, we have offered our own teacher training program that derives its inspiration from combining three different respected yoga styles to create a unique YogaWorks approach. We believe our teacher training program is respected within the yoga community for training teachers how to tailor and curate classes, have a presence in the room and truly teach rather than focusing on memorizing and repeating rote sequences of postures. More than 11,000 teachers have graduated from our program since its inception.

In addition to our in-studio instruction and teacher training programs, YogaWorks has developed, and markets and sells online subscriptions to, MyYogaWorks.com, an on-demand video library of over 1,000 proprietary instructional classes that allows students to practice yoga anytime, anywhere. We believe our MyYogaWorks.com classes are complementary to our in-studio classes as students can focus on a particular pose, hone a skill or continue their practice between visits. Our video classes are expertly taught by YogaWorks-trained teachers. MyYogaWorks.com streamed almost 700,000 classes to over 18,000 users in more than 145 countries in 2016.

Strong Financial Performance

As a result of our quality class offerings, talented teachers and solid brand reputation, we have achieved a strong historical financial performance. We derive our revenues from multiple sources, including in-studio instruction and retail sales, teacher training, workshops and subscriptions to MyYogaWorks.com. We believe our compelling value proposition to our students, consisting of competitive pricing for high-quality instruction, has also driven our growth throughout a variety of economic cycles and conditions since we were founded in 1987.

Our significant growth is reflected in:

•	49 studios at December 31, 2016 reflecting a compound annual growth rate, or CAGR of 19.5%, from 24 studios at December 31, 2012 (primarily related to our acquisition of 17 studios in 2015);

•	2.9 million visits in 2016, reflecting a CAGR of 13.6%, from 1.8 million visits in 2012; and

•	Net revenues of $55.1 million in 2016, reflecting a CAGR of 10.9%, from $36.4 million in 2012.

Our recent growth has been driven by our strategy of adding studios primarily through acquisitions and selectively building new studios. Through acquisitions, we believe we can quickly gain students, grow our market share and build on the operating momentum of these acquired businesses. Our acquisition strategy also allows us to immediately gain a strong presence in targeted markets and local communities.

We have developed a multi-factor evaluation system that allows us to quickly assess potential acquisition candidates and continually add qualified new targets to our active outreach process. We have also built an efficient due diligence review workflow, and a proven post-acquisition integration methodology that is designed to facilitate a seamless student, teacher and staff transition to the YogaWorks operating model. In addition, we have a proven history of retaining and improving the student and teacher focus of each studio or chain of studios acquired. Our acquired studios have experienced positive results under our ownership, benefiting from being part of our brand and implementing our best practices.

Our Market Opportunity

Benefits of Yoga

We believe that helping students connect their breathing and movement can yield a powerful result. From increasing strength and flexibility to reduction of stress to clarity of mind, the noted benefits of yoga are many and meaningful. Our students tell us about how calm they feel after class and how they turn to yoga to help them reach their health and wellness goals, manage difficult situations and relieve stress. These benefits are part of the reason that yoga adoption is increasing across all segments of the population, and it is why word-of-mouth is such a major marketing source for us, as students share the benefits of yoga.

Market Awareness, Yoga Participation and Spend

The practice of yoga in the United States is gaining popularity. According to a report published by IBISWorld in November 2016 discussing pilates and yoga studios in the U.S., which is referred to throughout this prospectus as the IBISWorld Report, approximately 37 million Americans practiced yoga in 2016, up from approximately 20 million in 2012, representing 80% growth. According to the Sports Club Advisors, Inc. Industry Snap Shot from April 2016, the number of yoga practitioners is expected to grow to 55.1 million Americans in 2020, representing 50% more participants than 2016. Yoga awareness among Americans has increased from 75% in 2012 to 90% in 2016, according to the 2016 Yoga in America Study. According to the same study, in 2016, yoga practitioners spent over $16 billion on instruction, apparel, equipment and yoga accessories; over one-third of that figure, or approximately $5.8 billion, was spent on instruction in 2016. At $16 billion in 2016, spend on yoga has increased by $6 billion since 2012.

Source: 2016 Yoga in America Study.

Student Profile

Yoga is practiced by a number of desirable consumer demographics and YogaWorks is well positioned to reach a broad population due to our inclusive, multi-discipline and broad program offerings. According to the International Health, Racquet & Sportsclub Association (IHRSA) over 40% of yoga practitioners are part of “Generation Y,” also known as “Millennials”, who are increasingly focused on wellness and are generally willing to spend more on personal enrichment and authentic and meaningful experiences. Yoga appeals to people of all incomes and education levels. Approximately 60% of practitioners have college degrees and earn over $75,000 in annual income.

What Sets YogaWorks Apart

We believe we have a number of core competencies that distinguish YogaWorks from other yoga studio operators.

Market Defining Lifestyle Brand Focused on Healthy Living

We believe we are viewed as a trusted authority on the growing yoga movement and have a reputation for being the place where top teachers go to learn and teach. Today we are one of the largest branded operators of yoga studios in the U.S. by number of studios and number of students, with more than 225,000 practicing students and almost 3 million student visits in 2016. We believe our positioning as a lifestyle brand has resulted in attractive student economics for us. Driven in part by the large number of students that are referred to us by our teachers or existing students, we have been able to achieve a “lifetime value” per student of more than ten times our marketing cost to acquire a new student.

Appeal to Broad Demographic

We offer a high-quality fitness experience throughout our entire yoga studio network that appeals to a broad student demographic at attractive price points. The variety of classes and styles we teach distinguishes us from our competition and allows us to accommodate students from a wide variety of backgrounds. Our student base is approximately 80% female and 20% male with over 60% of the students earning over $75,000. In addition, our student base is widely and relatively evenly distributed in age ranging from 25 to 64 years old, with the majority of our students having attended or graduated college.

High Quality Yoga Experience

Our classes are about peace of mind as well as physical challenge. We provide our students with a welcoming feeling beginning with our clean, bright and aesthetically pleasing studios. As an example, our studios tend not to have mirrors so our students can focus inwards on themselves and their experience and not compare themselves to others. Our classes feature our unique YogaWorks approach: safe, compassionate and skillful teaching. Many classes at YogaWorks offer themes from physical focal points such as releasing the hips or strengthening the upper body to more subtle themes like quieting the mind or opening the heart center.

The Gold Standard of Yoga Teacher Training

We differentiate our brand through our world-renowned and well established teacher training programs in which teachers are taught how to teach safe, inspiring yoga classes and engage students on an individual level. Our innovative and proven teaching program, originally created in 1990, is well-rounded and focuses on providing yoga teachers with the tools to sequence classes and teach skillfully rather than emphasizing memorization of set sequences. This enables our teacher graduates to be comfortable and well-trained to effectively teach anywhere and to any class composition. We have graduated over 11,000 teachers in the program’s 27 year history, across more than 25 countries. We believe we have trained and qualified more advanced yoga teachers than any other yoga operator in the country.

Strong Studio-Level Economics

We seek to generate attractive studio-level margins by increasing the average number of students per class which in turn provides better return on our fixed costs, such as teacher salaries and rent. We target studios with average annual revenues between $500,000 to $700,000 and a return on our invested capital to be within two to four years of opening a new studio. We approach our acquisition targets seeking similar returns. We believe that our strong studio-level economics are important for us to grow our studio base and successfully execute our acquisition strategy.

Acquirer of Choice with History of Successful Acquisitions

We believe that acquisitions can be an effective and profitable way for us to enter new regional markets and gain a thriving student base rather than build new studios that ramp up slowly over time. We have a history of successful yoga studio acquisitions and expect to continue to execute regional growth through acquisitions in the future. In 2015, we acquired 17 studios through four acquisitions (Be Yoga, Yoga Tree, Back Bay Yoga Studio and Charm City Yoga) for aggregate consideration of $12.2 million. These studios contributed $11.7 million of net revenue in 2016. With the integration of our operations, programming and instruction best practices, total visits in the studios acquired from these acquisitions increased more than 7% in 2016, our first full fiscal year of operating these studios, over 2015.

We believe we are uniquely positioned to grow via acquisition due to our (i) well-respected brand among studio operators, (ii) our multi-discipline approach to yoga that allows us to cohesively integrate studios teaching nearly any style of yoga, (iii) our leverageable infrastructure, (iv) our experienced management team, (v) our studio acquisition experience and (vi) our tested integration procedures. With each acquisition, we further refine our selection criteria and integration methodology, enabling us to preserve the acquired studio’s unique appeal to its local community while successfully increasing visits and net revenues under our ownership.

Inspired Culture and Passionate Team

Since our founding in 1987, we have cultivated a positive culture that permeates all aspects of our organization. The core tenets of our culture include a belief in the benefits of yoga practice, transparency, a focus on performance, providing a compelling studio experience and a team-based customer service approach. We strive to recruit candidates into our organization who demonstrate a passion for healthy living and an understanding of the benefits of yoga. We continuously emphasize the need to communicate openly with our students and fellow employees; this transparency is also reflected in our pricing strategy. We believe our culture helps build and support a consistent and motivated group of team members that are passionate about providing a high-quality experience to our students.

Proven and Experienced Senior Management Team

We have assembled a proven and experienced senior management team that is aligned by the same vision and strategic direction for YogaWorks and continues to drive our growth and protect our culture. Our senior management team brings a wealth of experience across a broad range of business disciplines, including consumer products, retail and service operations, education, e-commerce and digital media, direct consumer marketing, brand development, finance, real estate and information technology. Additionally, our management team has extensive experience building consumer lifestyle brands. We believe our senior management team is a key driver of our success and is well-positioned to execute our growth strategy.

Our Growth Strategy

We believe we have significant opportunities to enhance our leadership in the yoga studio industry and improve profitability through strategic acquisitions and organic growth. This growth will fuel our ability to continue to make high-quality yoga accessible to everyone—dedicated yogis and beginners alike. Key elements of our growth strategy are as follows:

Grow our Studio Base

We believe we are ideally positioned to consolidate the highly fragmented yoga studio market. We plan to strengthen our presence in existing markets and selectively enter new markets predominantly by acquiring independently owned yoga studios. Based upon internal and third-party analysis of the number of currently existing yoga studios throughout the U.S., and assuming sufficient access to capital and successful execution of our business plan, we believe we have the opportunity to increase our studio count to over 250 studios in the next several years. We believe that acquisitions of existing studios and their thriving student bases can be an effective, profitable and risk-mitigating way to enter a new regional market versus building a new studio and waiting for attendance to ramp up over time. We will, however, selectively open new YogaWorks studios to complement existing and acquired regional studio clusters where there is sufficient density of population to support more of our studios.

Over the past 14 years, we have successfully integrated numerous acquisitions. In 2003, we acquired 3 studios located in Orange County, California. In 2004, we acquired 2 studios in the Los Angeles area and 4 studios in the New York City area (6 studios total). In 2007, we acquired one studio in the Los Angeles area. In 2008, we acquired 3 studios in the Northern California area. In 2013, we acquired 2 more studios in the Los Angeles area. In 2015, we acquired Be Yoga in the Palo Alto area (one studio), Yoga Tree in the San Francisco area (7 studios), Back Bay Yoga Studio in the Boston area (2 studios), and Charm City Yoga in the Baltimore/Washington D.C. area (7 studios). Generally, we have seen revenues and visits increase across acquired studios since their acquisitions. To date, 60% of our existing studios have become part of our studio base through acquisitions. We believe our significant experience in identifying attractive acquisition targets, our industry reputation, our proven integration process and solid operational infrastructure create a compelling platform for growth through acquisitions. Through future acquisitions, we can leverage our corporate infrastructure to grow our brand in both new and existing markets by quickly tapping into the thriving yoga communities that already exist in nearly every city in the U.S.

Through a combination of acquisitions and new studio openings, we plan to add more than 35 yoga studios over the next eighteen months. Our studio growth will likely include expansion into new geographic markets as well as an enhanced presence in existing markets.

Drive Increased Visits, Net Revenues and Regional Market Share

We remain focused on developing and offering high-quality yoga programming supported by our industry-leading teacher training to drive increased visits, net revenues and regional market share. Specifically, we intend to generate growth in visits, net revenues and market share by executing on the following strategies:

•	Increase our Brand Awareness. We will continue to increase YogaWorks’ brand awareness and consumer loyalty through new and innovative marketing outreach, studio acquisitions, new studio openings and expansion of our digital presence. Our marketing efforts reflect our authentic and localized brand characteristics, and are comprised of grassroots and word-of-mouth marketing that include local events to enhance our unique profile in the communities where we operate. Our ability to engage with consumers across six regional markets demonstrates the effectiveness of our nationally-managed, but locally-focused marketing spend.

•	Expand Teacher Training and Workshops. As the most recognized and accredited teacher training program in yoga, we plan to continue investing in the continuing education of our students and teachers, thereby driving the profitable revenues that the teacher training program brings to our company. Workshops, primarily used to deepen our students’ practice, have also been an incremental revenue opportunity by utilizing excess studio room capacity.

•	Grow MyYogaWorks.com. We plan to continue investing in adding quality content for MyYogaWorks.com, improving the user experience and increasing the site’s functionality, including potentially adding live streaming. We are launching several initiatives to cross-sell consumers who use MyYogaWorks.com to join us in our studios for live instruction and hands-on one-on-one attention from our teachers. We are also exploring relationships with companies and complementary brands to drive growth and increase awareness of the MyYogaWorks.com platform.

Leverage our Infrastructure

In preparation for our continued growth, we have built out our corporate infrastructure over the past several years. We now have the corporate, regional and studio-level management personnel in place, as well as the information technology platform, to support our future growth and acquisition strategy, without significant new investments in corporate infrastructure. As our studio base grows, expenses for our corporate and regional overhead should become a smaller percentage of our net revenues and profitability. We will also continue to benefit from our strategy of “clustering” studios in distinct geographic regions. By building scale in existing markets, we will increase our local brand awareness and consumer engagement without spending incrementally more on marketing costs as a percentage of net revenues.

Pursue Brand Extension Opportunities

We intend to extend and monetize the YogaWorks brand in the following areas:

•	Corporate Relationships. We believe we can capitalize on our position as an industry authority on high-quality, multi-discipline yoga to establish relationships with large corporations, health insurers and other institutions to incorporate YogaWorks classes into their employee wellness programs and encourage them to promote the usage of YogaWorks studios.

•	Retail. We believe that our retail and merchandise offerings contribute to a high quality in-studio environment for our students and better enable them to live the YogaWorks lifestyle. In addition, there is considerable opportunity to expand our retail and merchandising offerings going forward, including the launch of YogaWorks-branded apparel and accessories as well as offering select merchandise to be sold via e-commerce.

•	Licensing. We believe we have an opportunity to license the YogaWorks brand into new complementary healthy lifestyle categories that would benefit from our brand reputation and market recognition. Examples include licensing MyYogaWorks.com content to media companies and content providers and through alternative online distribution channels.

•	Publishing of Digital Content. We also see an opportunity to publish our yoga class content and stream live classes through MyYogaWorks.com which will help us maintain our industry leadership position and increase the additional revenue that could be generated through our planned e-commerce platform.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those in the section entitled “Risk Factors” and elsewhere in this prospectus. These risks include, but are not limited to, the following:

•	our incurrence of losses in the past and expectation of incurring losses in the future;

•	our ability to maintain the value and reputation of our brand;

•	negative publicity, particularly through social media, which could hurt our brand;

•	our ability to implement our growth strategy or successfully integrate the studios we acquire to achieve our growth strategy;

•	our inability to achieve sales and operating levels for our recently acquired and opened studios that is consistent with our existing studios;

•	our expansion into new markets;

•	our inability to manage our growth effectively;

•	our inability to renew or replace our current studio leases on favorable terms;

•	an economic downturn or the occurrence of economic uncertainty in our markets;

•	unexpected increases in our operating expenses, including labor costs and overhead; and

•	changes in government regulations or our inability to comply with them.

Recapitalization Transactions

On March 24, 2017, we undertook the following transactions:

•	the conversion of all of our outstanding preferred stock, all beneficially owned by Great Hill Partners, into 7,426,169 shares of our common stock;

•	the conversion of all of our then existing convertible notes held by Great Hill Partners, the 2015 GHP Convertible Notes, into 1,407,632 shares of our common stock;

•	after effecting the conversion of all of our outstanding preferred stock and conversion of all then-existing convertible notes, effecting a 1-for-10 reverse stock split of our common stock and a proportional adjustment to the exercise price of then-existing stock option awards;

•	the approval of the issuance of new convertible notes to Great Hill Partners, or the 2017 GHP Convertible Notes, in the aggregate principal amount of $3.2 million, which are convertible, at the option of the holder, into shares of our common stock at a conversion price of $8.40 per share of common stock;

•	an increase in the number of shares that may be issued under our 2014 Stock Option and Grant Plan, or our 2014 Plan, to 1,695,484 shares of our common stock; and

•	the award of stock option grants to our employees and consultants to purchase up to 1,425,641 shares in the aggregate of our common stock.

Prior to the closing of this offering, we intend to undertake the following transactions:

•	a 1-for-1.333520 reverse stock split of our common stock and a proportional adjustment to the exercise price of then outstanding stock option awards; and

•	the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws in connection with our initial public offering.

We refer to the foregoing as the Recapitalization Transactions.

Recent Developments

Preliminary Second Quarter Results

Our financial statements for the quarter ended June 30, 2017 are not yet available and our independent registered public accounting firm, BDO USA, LLP, has not completed its review of any financial statements for such period. Our expectations with respect to our unaudited results for the period discussed below are based upon management estimates.

The results below are preliminary and subject to revision based upon the completion of our quarter-end financial closing process and are not meant to be comprehensive for this period. Following the completion of our quarter-end financial closing process and review by our independent registered public accounting firm, we may report financial results that could differ from these estimates, and the differences could be material.

While we believe that the following information and estimates are based on reasonable assumptions, our actual results may vary, and such variations may be material. Factors that could cause the preliminary financial data and estimates to differ include, but are not limited to: (i) additional adjustments in the calculation of, or application of accounting principles for, the financial results for the quarter ended June 30, 2017; (ii) discovery of new information that affects accounting estimates and management’s judgment underlying these estimated results; and (iii) the completion of the review by our independent registered public accounting firm of our financial results for the quarter ended June 30, 2017.

We are providing the following estimated results for the quarter ended June 30, 2017:

•	Net revenues of between $12.3 million and $12.6 million; and

•	Visits of between 700,000 and 720,000.

The decrease in net revenues from $13.3 million for the quarter ended June 30, 2016 was primarily due to a larger portion of our sales for the quarter ended June 30, 2017 being recognized as deferred revenue. The increase in deferred revenue was driven by our initiation of a more flexible pricing strategy in July 2016 that, as expected, has resulted in a shift in sales toward class packages which require recognition of revenue over a longer time period than other sales options. This sales mix shift resulted in less revenue being recognized during the second quarter of 2017 than the same quarter in 2016, in which we had a higher percentage of monthly membership revenue.

Our decision to offer class packages at all of our studios also impacted our number of visits, as students on class packages tend to visit studios less than students with memberships, which primarily led to the decrease from 754,567 visits for the quarter ended June 30, 2016. We anticipate this trend to continue at a decreasing rate over time as students in our existing studios purchase class packages more frequently than memberships and as we acquire and open additional studios, and expect a more balanced mix between class packages and memberships over time. While our strategy to sell more class packages has had an impact on both our net revenues and visits during the transition period, we believe the implementation of this strategy allows us to better serve our students and will draw a broader student base as consumers favor more flexible pricing options.

Studio Acquisition Activity

As of the date of this prospectus, we have entered into letters of intent to acquire 11 studios and are in late-stage negotiations to acquire 3 additional studios for an aggregate purchase price in cash of between $5 million and $6 million, including earnout payments. In total, we have contacted owners of over 250 additional studios regarding a potential acquisition, of which we have entered into confidentiality agreements with respect to more than 125 studios that we are evaluating. We believe each of the potential acquisitions subject to the letters of intent is consistent with our growth strategy and intend to fund any purchase price with cash, but may also decide to issue stock as consideration or compensation to new employees. There can be no assurance that we will enter definitive agreements based on the letters of intent, consummate any such acquisitions or acquire any additional studios. Furthermore, our acquisitions are subject to a number of risks and uncertainties, including as to when, whether and to what extent the anticipated benefits and cost savings of a particular acquisition will be realized. See “Risk Factors—Risks Related to Our Business and Industry—Our growth strategy is highly dependent on our ability to successfully identify and acquire studio targets and integrate their operations with ours.”

Our Sponsor and Controlled Company Status

Great Hill Partners, L.P., one of the affiliates of Great Hill Partners, is a private equity firm that has raised over $5 billion in commitments since inception through six funds to finance the expansion, recapitalization or acquisition of companies in a wide range of sectors in business-to-business and business-to-consumer industries including software, financial and healthcare technology, consumer retail, digital media, e-commerce and internet infrastructure. Based in Boston, funds advised by Great Hill Partners, L.P. have invested in over 50 companies, targeting investments in established companies that are leaders in their markets with strong management teams. Great Hill Partners, L.P. supports these companies by providing board-level oversight of company management, capital structure, and growth strategy, including strategic acquisitions. In addition to YogaWorks, representative current and former consumer/retail portfolio companies include Wayfair, The Shade Store, and Vitacost.

We were acquired by Great Hill Partners in July 2014 for $45.6 million in cash. The terms of the acquisition, including the purchase price, were determined based on arms’ length negotiations between Great Hill Partners, YogaWorks and the prior majority shareholder of YogaWorks, Highland Capital Partners. Net of the $9.6 million liabilities assumed, $12.0 million of the purchase price was allocated to net tangible assets, $25.2 million of the purchase price was allocated to specific identifiable intangible assets and $18.0 million of the purchase price was allocated to goodwill.

Following this offering, assuming the purchase of the Great Hill Shares, Great Hill Partners will control approximately 70% of our common stock (or 66% if the underwriters exercise their option to purchase additional shares). As a result, Great Hill Partners will control any action requiring the general approval of our stockholders, including the election of our board of directors (which will control our management and affairs), the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. Because Great Hill Partners will control more than 50% of the voting power of our common stock, we will be considered a controlled company under the NASDAQ rules. As such, we are permitted, and have elected, to opt out of compliance with certain corporate governance requirements. Accordingly, stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements. See “Risk Factors—We are a “controlled company” within the meaning of the NASDAQ rules. As a result, we qualify for, and intend to continue to rely on, exemptions from corporate governance requirements that provide protection to stockholders of other companies.”

Corporate Information

We launched our principal operations in 1987. We are a Delaware corporation and our principal executive offices are located at 5780 Uplander Way, Culver City, California 90230, and our telephone number is (310) 664-6470. Our website address is www.yogaworks.com. The information on or that can be accessed through our website is not incorporated by reference into this prospectus, and you should not consider any such information as part of this prospectus or in deciding whether to purchase our common stock.

Implications of Being an Emerging Growth Company

The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies”. We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, requirements related to compliance with new or revised accounting standards, requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have $1.0 billion or more in annual revenue; (ii) the date we qualify as a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

For risks related to our status as an emerging growth company, see the disclosure elsewhere in this prospectus under the caption “Risk Factors” below.

THE OFFERING

Common stock offered by YogaWorks	5,000,000 shares

Common stock outstanding after this offering	13,909,081 shares

Underwriters’ option to purchase additional shares of common stock from YogaWorks	750,000 shares

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $58.5 million based upon the assumed initial public offering price of $13.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds to us from this offering to repay the 2017 GHP Convertible Notes of approximately $3.3 million, to repay the outstanding indebtedness under our existing loan agreement with Deerpath Funding, LP, referred to herein as our Loan Agreement, of approximately $6.9 million (including prepayment premiums), fund future acquisitions of individual yoga studios or businesses with multiple studios, investments or capital expenditures and for working capital and other general corporate purposes. Although we have no binding obligations to enter into any acquisitions, we have entered into letters of intent or are in late-state negotiations to acquire up to 14 additional studios for an aggregate purchase price in cash of between $5 million and $6 million, including earnout payments. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Dividend Policy	We currently do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, contractual restrictions and other factors that our board of directors considers relevant. See “Dividend Policy” for further information.

Voting Rights	Shares of common stock are entitled to one vote per share. See the section captioned “Description of Capital Stock”. Assuming no exercise of the underwriters’ option to purchase additional shares, following this offering, outstanding shares of common stock held by our executive officers, directors and holders of more than 5% of our capital stock will represent approximately 64% of the voting power of our outstanding capital stock (or approximately 70% of the voting power of our outstanding capital stock, assuming the purchase of the Great Hill Shares).

Controlled Company	Immediately following completion of this offering, Great Hill Partners will control approximately 70% of the total voting power of our outstanding common stock, assuming the purchase of the Great Hill Shares. As a result, Great Hill Partners will be able to control the outcome of all matters submitted to a vote of our stockholders, including, for example, the election of directors, amendments to our certificate of incorporation and mergers or other business combinations. See “Description of Capital Stock”. In addition, we currently intend to avail ourselves of the controlled company exemption under the NASDAQ corporate governance rules, and so you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Proposed trading symbol on The NASDAQ Global Market	“YOGA”.

Great Hill Partners has indicated an interest in purchasing up to $10.0 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to Great Hill Partners, and Great Hill Partners may determine to purchase more, less or no shares in this offering.

The total number of shares of our common stock that will be outstanding after this offering includes 13,909,081 shares, and excludes, in each case as of March 31, 2017:

•	an aggregate of 1,289,013 shares of common stock issuable upon the exercise of outstanding options under the 2014 Stock Option and Grant Plan, or our 2014 Plan, with a weighted-average exercise price of approximately $8.40 per share;

•	1,901,598 shares of common stock, subject to annual increases, reserved for future grant or issuance under our 2017 Incentive Award Plan, or our 2017 Plan, which will become effective upon the completion of this offering (plus an additional number of shares of common stock subject to outstanding awards under the 2014 Plan as of the effective date of the 2017 Plan and which are forfeited or lapse unexercised thereafter), including an aggregate of 398,643 shares of common stock issuable upon the exercise of options expected to be granted under the 2017 Plan in connection with the closing of this offering;

•	conversion of the 2017 GHP Convertible Notes into shares of our common stock (we intend to repay the 2017 GHP Convertible Notes in connection with the closing of this offering); and

•	shares issuable upon vesting of restricted stock units to be granted to our non-employee directors under the 2017 Plan in connection with this offering and our Director Compensation Program (see “Management—Director Compensation”).

Except as otherwise indicated, all information in this prospectus assumes as of March 31, 2017:

•	the Recapitalization Transactions; and

•	no exercise by the underwriters of their right to purchase up to an additional 750,000 shares of common stock from us to cover overallotments, if any.

SUMMARY CONSOLIDATED FINANCIAL DATA

The consolidated statements of operations and cash flows data for the years ended December 31, 2016 and 2015 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations and cash flows data for the three months ended March 31, 2017 and 2016 and the consolidated balance sheet data as of March 31, 2017 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements were prepared on a basis consistent with that used to prepare our audited annual consolidated financial statements and include, in the opinion of management, all adjustments, consisting of normal recurring items, necessary for a fair presentation of the consolidated financial statements.

The terms “Predecessor” and “Successor” used below and throughout this prospectus refer to the periods prior and subsequent to the acquisition of us by Great Hill Partners in July 2014. See “Prospectus Summary—Our Sponsor and Controlled Company Status.” The unaudited combined results of operations for the year ended December 31, 2014 represents the mathematical addition of our Predecessor’s results of operations from January 1, 2014 to July 10, 2014 and the Successor’s results of operations from July 11, 2014 to December 31, 2014. The consolidated statements of operations data for the period from January 1, 2014 to July 10, 2014 and from July 11, 2014 to December 31, 2014 and the consolidated balance sheet data as of December 31, 2014 are each derived from financial statements not included in this prospectus.

You should read this data together with our audited consolidated financial statements and related notes, as well as the information under the captions “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results, and results for any interim period below are not necessarily indicative of results for the full year.

	Unaudited Three Months Ended March 31,		Year Ended December 31,		Unaudited Non-GAAP Combined Year Ended December 31, 2014(1)	Period from July 11, 2014 to December 31, 2014 (Successor)	Period from January 1, 2014 to July 10, 2014 (Predecessor)
(U.S. dollars in thousands except per share data)	2017	2016	2016	2015
Consolidated Statement of Operations Data:
Net revenues	$13,990	$15,092	$55,090	$48,506	$44,102	$21,094	$23,008
Cost of revenues and operating expenses
Cost of revenues	5,129	5,318	20,535	17,105	14,955	7,152	7,803
Center operations	5,687	5,563	22,469	19,859	27,549	11,559	15,990
General and administrative expenses	3,010	3,178	11,067	12,556	6,598	3,210	3,388
Depreciation and amortization	2,201	2,181	8,893	6,515	3,146	2,180	966
Goodwill impairment	–	–	–	927	–	–	–

Total cost of revenues and operating expenses	16,027	16,240	62,964	56,962	52,248	24,101	28,147

	Unaudited Three Months Ended March 31,		Year Ended December 31,		Unaudited Non-GAAP Combined Year Ended December 31, 2014(1)	Period from July 11, 2014 to December 31, 2014 (Successor)	Period from January 1, 2014 to July 10, 2014 (Predecessor)
(U.S. dollars in thousands except per share data)	2017	2016	2016	2015
Loss from operations	$(2,037)	$(1,148)	$(7,874)	$(8,456)	$(8,146)	$(3,007)	$(5,139)
Interest expense, net	562	391	1,587	746	90	47	43

Net loss before provision for income taxes	(2,599)	(1,539)	(9,461)	(9,202)	(8,236)	(3,054)	(5,182)
Provision for income taxes	18	7	43	13	28	13	15

Net loss	$(2,617)	$(1,546)	(9,504)	(9,215)	(8,264)	(3,067)	(5,197)
Net income attributable to non-controlling interest	–	–	–	–	(411)	–	(411)

Net loss attributable to YogaWorks	$(2,617)	$(1,546)	$(9,504)	$(9,215)	$(8,675)	$(3,067)	$(5,608)

Net loss per share attributable to common stockholders:(2)
Basic	$(14.81)	$(36.80)	$(191.60)	$(189.96)
Diluted	(14.81)	(36.80)	(191.60)	(189.96)
Weighted-average number of shares used in computing net loss per share attributable to common stockholders:(2)
Basic	243,848	72,735	73,796	71,244
Diluted	243,848	72,735	73,796	71,244
Pro forma net loss per share attributable to common stockholders:(2)
Basic	$(0.41)		$(1.59)
Diluted	(0.41)		(1.59)
Weighted-average number of shares used in computing pro forma net loss per share attributable to common stockholders:(2)
Basic	8,908,233		8,907,597
Diluted	8,908,233		8,907,597

	Unaudited As of March 31, 2017	As of December 31,
(U.S. dollars in thousands)		2016	2015	2014
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,456	$1,912	$3,773	$4,511
Total assets	57,537	57,148	65,000	56,052
Total long term debt, net of debt issuance costs	6,553	6,769	7,201	1,428
2015 GHP Convertible Notes	3,203	11,635	10,728	–
Redeemable preferred stock	–	61,393	56,758	52,436
Total stockholders’ equity (deficit)	38,656	(32,632)	(18,534)	(5,014)

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014
Other Information:
Studios (period end)	50	49	49	47	29
Student visits	760,707	789,677	2,946,807	2,439,469	2,165,073
Studio classes	45,154	44,772	181,796	146,846	120,895

	Three Months Ended March 31,		Year Ended December 31,
(U.S. dollars in thousands)	2017	2016	2016	2015
Other Financial Information:
Adjusted EBITDA(3)	$841	$1,245	$1,699	$361
Adjusted EBITDA Margin(4)	6.0%	8.2%	3.1%	0.7%
Studio-Level EBITDA(3)	$3,205	$4,392	$12,373	$12,398
Studio-Level EBITDA Margin(4)	22.9%	29.1%	22.5%	25.6%
Average Unit Volume(5)			$1,126	$1,338

	Unaudited Three Months Ended March 31,		Year Ended December 31,
(U.S. dollars in thousands)	2017	2016	2016	2015
Consolidated Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	$783	$(779)	$762	$(888)
Net cash used in investing activities	(196)	(923)	(2,097)	(15,124)
Net cash provided by (used in) financing activities	2,956	–	(526)	15,273
Increase (decrease) in deferred revenue	(115)	(980)	(650)	427

(1)	The unaudited non-GAAP combined results of operations for the year ended December 31, 2014 represents the mathematical addition of our Predecessor’s results of operations from January 1, 2014 to July 10, 2014 and the Successor’s results of operations from July 11, 2014 to December 31, 2014. The presentation of combined financial information for the year ended December 31, 2014 is not consistent with United States Generally Accepted Accounting Principles, or GAAP, or with the pro forma requirements of Article 11 of Regulation S-X, and may yield results that are not comparable on a period-to-period basis. The financial information for the two periods was prepared on different accounting bases for the Successor and Predecessor and the combined financial information does not include any pro forma adjustments to make them comparable.
(2)

See Note 12 to our audited consolidated financial statements and Note 9 to our unaudited condensed consolidated financial statements included in this prospectus for additional information regarding the calculation of basic and diluted net loss per share attributable to common stockholders. Net loss per share attributable to common stockholders and pro forma net loss per share attributable to common stockholders gives effect to the 1-for-10 reverse stock split of our common stock that occurred in March 2017 and a subsequent 1-for-1.333520 reverse stock split of our common stock that occurred on July 14, 2017. Pro forma net loss per share attributable to common stockholders is calculated by dividing net loss for the applicable period by the weighted average number of shares for the applicable period. The weighted average number of shares used in computing pro forma net loss per share attributable to common stockholders for the year ended December 31, 2016 gives effect to, (i) the conversion of our outstanding redeemable preferred stock into 7,426,169 shares of our common stock; (ii) the conversion of the 2015 GHP Convertible Notes into 1,407,632 shares of our common stock; (iii) the 1-for-10 reverse stock split of our common stock that occurred in March 2017 and a subsequent 1-for-1.333520 reverse stock split of our common stock that occurred on July 14, 2017; and (iv) stock option grants to our employees and consultants to purchase up to 1,425,641 shares in the aggregate of our common stock that occurred after December 31, 2016 in connection with the Recapitalization Transactions.
(3)	In addition to our results determined in accordance with GAAP, we have presented Adjusted EBITDA and Studio-Level EBITDA, which are non-GAAP measures. The following table presents a reconciliation of Adjusted EBITDA and Studio-Level EBITDA to net loss for each of the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
(U.S. dollars in thousands)	2017	2016	2016	2015
Net loss	$(2,617)	$(1,546)	$(9,504)	$(9,215)
Interest expense, net	562	391	1,587	746
Provision for income taxes	18	7	43	13
Depreciation and amortization	2,201	2,181	8,893	6,515
Goodwill impairment	–	–	–	927
Deferred rent(a)	31	181	276	803
Stock based compensation(b)	539	7	23	17
Acquisition professional expenses(c)	–	–	–	263
Severance(d)	82	–	225	99
Executive recruiting(e)	–	–	56	93
Great Hill Partners expense reimbursement fees(f)	25	25	100	100

Adjusted EBITDA	$841	$1,246	$1,699	$361
Other general and administrative expenses(g)	2,364	3,147	10,674	12,037

Studio-Level EBITDA	$3,205	$4,393	$12,373	$12,398

(a)	Reflects the extent to which our rent expense for the period has been above or below our cash rent payments.
(b)	Non-cash charges related to equity-based compensation programs, which vary from period to period depending on timing of awards and forfeitures.
(c)	Professional expenses incurred in connection with studio acquisitions, including legal and advisory fees.
(d)	Severance expenses incurred in the period related to the termination of studio and non-studio employees.
(e)	Executive recruiting expenses incurred in connection with the recruitment and hiring of members of our executive management team, Mmes. McCollough (2015) and Dawson (2016) and Mr. Chang (2016).

(f)	Represents expense reimbursement fees incurred in connection with our Expense Reimbursement Agreement with Great Hill Partners, which we expect to terminate upon completion of this offering.
(g)	Represents general and administrative expenses that are corporate and regional expenses and not incurred by our studios, and which are primarily comprised of expenses related to (i) wages and benefits of corporate and regional employees, (ii) non-studio rent, utilities and maintenance, (iii) corporate and regional marketing and advertising and (iv) corporate professional fees. Other general and administrative expenses excludes any general and administrative expenses related to deferred rent, stock based compensation, acquisition professional expenses, executive recruiting, severance, the Great Hill Partners expense reimbursement fees or any other general and administrative expenses that are included in the reconciliation of net loss to Adjusted EBITDA.

We use Adjusted EBITDA and Studio-Level EBITDA to understand and evaluate our business. Adjusted EBITDA is a supplemental measure of the operating performance of our core business operations. Studio-Level EBITDA is a supplemental measure of the operating performance of our studios. Accordingly, we believe Adjusted EBITDA and Studio-Level EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Our use of Adjusted EBITDA and Studio-Level EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are as follows:

•	although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA and Studio-Level EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA and Studio-Level EBITDA are not intended to be a measure of free cash flow for management’s discretionary use, as they do not reflect: (i) changes in, or cash requirements for, our working capital needs; (ii) debt service requirements; (iii) tax payments that may represent a reduction in cash available to us; and (iv) other cash costs that may recur in the future;

•	Studio-Level EBITDA is not a measure of our overall profitability but a supplemental measure of the operating performance of our studios. While Studio-Level EBITDA excludes regional and corporate general and administrative expenses that are not necessary to operate our studios, these excluded expenses are essential to support the operation and development of our studios; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA, Studio-Level EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA and Studio-Level EBITDA along with other GAAP-based financial performance measures, including cash flows from operating activities, investing activities and financing activities, net loss and our other GAAP financial results.

(4)	Adjusted EBITDA Margin and Studio-Level EBITDA Margin are each calculated as Adjusted EBITDA or Studio-Level EBITDA, as applicable, divided by net revenues.
(5)	Average Unit Volume, or AUV, for any 12-month period is calculated by dividing total net revenues by the number of studios open during that period. For studios that are not open for the entire period, we make fractional adjustments to the number of studios open such that it corresponds to the period of associated net revenues.

RISK FACTORS

An investment in our common stock involves a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the financial and other information contained in this prospectus, including our consolidated financial statements and related notes. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our stock to decline, which could cause you to lose all or part of your investment. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial also may become important factors that affect us.

Risks Related to Our Business and Industry

We have incurred losses in the past, expect to incur losses in the future and may never achieve or maintain profitability.

We incurred a net loss of $2.6 million for the three months ended March 31, 2017. We had an accumulated deficit of $36.3 million as of March 31, 2017 and negative working capital of $3.4 million at March 31, 2017. We incurred a net loss of $9.5 million in 2016 and $9.2 million in 2015 and had negative operating cash flow of $0.9 million in 2015. In addition, we had accumulated deficits of $32.7 million as of December 31, 2016 and $18.6 million as of December 31, 2015 and negative working capital of $3.7 million at December 31, 2016 and $14.4 million at December 31, 2015. We expect our operating expenses to increase in the future as we expand our operations. As a public company, we will incur additional legal, accounting and other expenses that we did not incur as a private company. If our net revenues do not grow at a greater rate than our expenses, we will not be able to achieve and maintain profitability. We may incur significant losses in the future for many reasons, including the other risks and uncertainties described in this prospectus. We may also encounter unforeseen expenses, operating delays or other unknown factors that may result in losses in future periods. If our net revenues do not grow faster than our expenses, we may never achieve or maintain profitability.

If we are unable to maintain the value and reputation of our brand, our business will be harmed.

The YogaWorks name is integral to our business as well as to the implementation of our strategies for expanding our business. Maintaining, promoting and positioning our brand will depend largely on the success of our ability to provide a consistent, high-quality student experience, our marketing, merchandising and community-building efforts and successfully integrating studios acquired pursuant to our growth strategy. We believe that we have built our reputation on the high quality of our in-studio classes, our commitment to our students, our strong employee culture and the atmosphere and design of our studios, and we must protect and grow the value of our brand in order for us to continue to be successful. We rely on social media and digital marketing, as some of our marketing strategies, to have a positive impact on both our brand value and reputation. Our brand could be adversely affected if we fail to achieve these objectives or if our public image or reputation were to be tarnished by negative publicity. Any incident that erodes student loyalty for our brand could significantly reduce its value and damage our business. Additionally, while we devote considerable efforts and resources to protecting our intellectual property, if these efforts are not successful, the value of our brand may be harmed. Our failure to maintain the value and reputation of our brand could have a material adverse effect on our financial condition and growth.

Our growth strategy is highly dependent on our ability to successfully identify and acquire studio targets and integrate their operations with ours.

Our growth strategy primarily contemplates expansion through targeted acquisitions of other yoga studio businesses. Implementing this strategy depends on our ability to successfully identify opportunities that complement our businesses, share our business and company philosophy and operate in markets that are complementary to our operations and the communities in which we operate. We will also need to assess and mitigate the risk of any target opportunity, to acquire targets on favorable terms and to successfully integrate their operations with ours. We may not be able to successfully identify opportunities that meet these criteria, or, if we do, we may not be able to successfully negotiate, finance, acquire and integrate them. Even if we enter into confidentiality agreements or letters of intent with potential studios, we may not be able to complete the acquisition. If we are unable to identify and acquire suitable studios, our revenue growth rate and financial performance may fall short of our expectations. If we are successful in acquiring studio targets, we may not be able to successfully integrate the operations of these studios with ours, to execute the growth objectives of our combined operations or to realize the revenue opportunities or cost savings that may be assumed. In addition, any such opportunity may require us to raise additional capital, which may be dilutive to our existing shareholders, or require us to incur additional indebtedness. If our analysis of the suitability of a studio or group of studios for acquisition is incorrect, we may not be able to recover our capital investment in acquiring such studios.

Our recently acquired or newly opened studios may negatively impact our financial results in the short-term, and may not achieve sales and operating levels consistent with our existing studios on a timely basis, or at all.

We have actively pursued new studio growth, primarily through acquisitions, and plan to continue doing so in the future. Many of our studios are still relatively new as YogaWorks-branded studios, as we have opened or acquired 23 studios since January 1, 2015. We cannot assure you that our recently acquired or newly opened studios will be successful or reach the sales and profitability levels of our existing studios. New studio acquisitions may negatively impact our financial results in the short term due to the effect of studio conversion costs, loss of students or teachers at the acquired studios, lower class package and drop-in class sales and lower contribution to overall profitability during the initial period following an acquisition. Acquired and newly opened studios require a transition period to build their sales volume and their student base and, as a result, generally have lower margins and higher operating expenses, as a percentage of net revenues, when initially acquired or opened. Newly acquired and opened studios may not achieve membership levels, class package and drop-in class sales and operating levels consistent with our existing studio base on a timely basis, or at all. We cannot assure you that our recently acquired or newly opened studios will generate revenue, cash flow or profitability levels comparable with those generated by our existing studios. These risks may have an adverse effect on our financial condition, operating results and growth rate.

Our expansion into new markets may present increased risks, which could affect our ability to achieve or maintain profitability.

As part of our growth strategy, we plan to enter markets where we have little or no operating experience. Studios that we operate in new markets may take longer to reach expected studio sales and profit levels on a consistent basis and may be less profitable than studios we open in existing markets. New markets may have competitive conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our values. We may also incur higher costs from entering new markets if, for example, we assign regional managers to manage comparatively fewer studios than we assign in more developed markets. Also, until we attain a critical mass in a market, the studios we do operate will have reduced operating leverage. As a result, these new studios may be less successful or may achieve target studio-level operating profit margins at a slower rate, if ever. If we do not successfully execute our plans to enter new markets, our business, financial condition or results of operations could be adversely affected.

Acquiring or opening new studios in close proximity to existing studios may negatively impact our existing studios’ revenues and profitability.

We currently operate studios in six markets across the U.S. and, in line with our growth strategy, we plan to acquire and open many new studios in the future, some of which will be in existing markets. Acquiring or opening new studios in close proximity to existing studios may attract some students away from existing studios, which may lead to diminished revenues and profitability for us rather than increased market share.

We expect to make capital expenditures to pursue our growth strategy, which may be significant and will adversely impact our cash flow.

Our growth strategy will require capital expenditures to acquire additional studios and open new studios. These expenditures may at times be significant and may adversely impact cash flows during the periods when incurred. As we increase our number of studios, we may also open studios in higher-cost geographies, which could entail greater lease payments and construction costs, among other things. We may also need to incur significant expenditures to remodel existing or acquired studios and replace equipment, furniture or fixtures. Our cash flows used in investing activities totaled $15.1 million in 2015 and $2.1 million in 2016 and are expected to increase as we pursue our acquisition and growth strategy. In particular, as we acquire and open additional studios, we intend to use net proceeds of this offering to fund those acquisitions and studio openings.

To finance our growth strategy, we may have to incur additional indebtedness or issue new equity securities and, if we are not able to obtain additional capital, our ability to operate or expand our business may be impaired and our results of operations could be adversely affected.

We will require significant levels of capital to finance our acquisitions and to open new studios. If cash from available sources, such as our credit facility, is insufficient or unavailable, or if cash is used for unanticipated needs, we may require additional capital sooner than anticipated. In the event that we are required or choose to raise additional funds, we may be unable to do so on favorable terms or at all. Furthermore, the cost of debt financing could significantly increase, making it cost-prohibitive to borrow, which could force us to issue new equity securities. If we issue new equity securities, existing shareholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, we may not be able to execute our current growth plans, take advantage of future opportunities or respond to competitive pressures. Any inability to raise additional capital when required could have an adverse effect on our business plans and operating results.

Any debt financing we may incur after this offering could restrict our operational and financial flexibility, which could adversely affect our ability to respond to changes in our business and to manage our operations.

We intend to repay the outstanding debt under the Loan Agreement with a portion of the proceeds of this offering and cancel that facility. Any debt financing we may incur after the consummation of this offering would likely contain covenants that restrict our operations, including limitations on our ability to grant liens, incur additional debt, pay dividends, cause our subsidiaries to pay dividends to us, make investments and engage in merger, consolidation or asset sale transactions. A failure by us to comply with the covenants or financial ratios contained in such debt financing could result in an event of default, which could adversely affect our ability to respond to changes in our business and manage our operations. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding under such debt financing to be due and payable and exercise the remedies as set forth thereunder. If the indebtedness under such debt financing were to be accelerated, our future financial condition could be materially adversely affected. In 2015 and in 2016 we were not in compliance with certain Loan Agreement covenants. Our lenders waived any default or event of default related to any such non-compliance. During the quarter ended December 31, 2016, we were not able to comply with our senior debt to EBITDA ratio financial covenant due to slower than expected growth of newly opened studios. Our lenders under the Loan Agreement agreed to waive any default for such failure to comply and agreed to not require testing of any of our financial covenant ratios under the Loan Agreement for the fiscal quarters ended March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017.

We have grown rapidly in recent years and have limited operating experience at our current scale of operations. Our growth could place strains on our management, employees, information systems and internal controls, which may adversely impact our business.

We have expanded our operations rapidly and have limited operating experience at our current size. If our operations continue to grow, we will be required to continue to expand our sales and marketing team, to upgrade our management information systems and other processes and to obtain more space for our expanding administrative support and other headquarters personnel. Our expansion will also place significant demands on our management resources. We will be required to identify attractive studio locations and acquisition targets, negotiate favorable acquisition terms and open or convert new studios on a timely and cost-effective basis while maintaining a high level of quality, efficiency and performance at both existing and newly opened or converted studios. We may expand into markets where we have little or no direct prior experience, and we could encounter unanticipated problems, cost overruns or delays in opening studios in new markets or in the market acceptance of our studios. We will need to continue to improve our operating, administrative, financial and accounting systems and controls. We will also need to recruit, train and retain new yoga instructors, teacher trainers, studio and regional managers and other team members and maintain close coordination among our executive, accounting, finance, human resources, legal, marketing, sales and operations functions. These processes are time-consuming and expensive and may divert management’s attention. We may not be able to effectively manage this expansion, and any failure to do so could have a material adverse effect on our rate of growth, business, financial condition and results of operations.

An economic downturn or economic uncertainty in our markets may adversely affect discretionary spending and demand for our services.

Our yoga offerings may be considered discretionary items for our students. Factors affecting the level of spending for such discretionary items include general economic conditions and other factors such as consumer confidence in future economic conditions, fears of recession, the availability of consumer credit, levels of unemployment, tax rates and the cost of consumer credit. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions due to credit constraints and uncertainties about the future. Unfavorable economic conditions may lead consumers to reduce or forgo use of our services. Our sensitivity to economic cycles and any related fluctuation in discretionary purchases may have a material adverse effect on our business, financial condition and results of operations.

Increases in labor costs, including wages, could adversely affect our business, financial condition and results of operations.

The labor costs associated with our studios are subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation. From time to time, legislative proposals are made to increase the federal minimum wage in the U.S., as well as the minimum wage in a number of individual states and municipalities, and to reform entitlement programs, such as health insurance and paid leave programs. As minimum wage rates increase or related laws and regulations change, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. Our employees may seek to be represented by labor unions in the future or negotiate additional compensation. Any increase in the cost of our labor could have an adverse effect on our business, financial condition and results of operations or if we fail to pay such higher wages we could suffer increased employee turnover. Increases in labor costs could force us to increase prices, which could adversely impact our visits. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could have a material adverse effect on our business, financial condition and results of operations.

Our profitability is vulnerable to cost increases and inflation.

Future increases in costs, such as the property taxes, utility rates and studio maintenance and repairs, may increase our operating expenses and reduce our profitability. These cost increases may also be the result of inflationary pressures that could further increase expenses or our losses. Competitive pressures in our industry as well as our pricing strategy may have the effect of inhibiting our ability to reflect these increased costs in the prices of our classes, training sessions and other services and therefore reduce our profitability and have a material adverse effect on our business, financial condition and results of operations.

Our growth and profitability could be negatively impacted if we are unable to renew or replace our current studio leases on favorable terms, or at all, and we cannot find suitable alternate locations.

We lease all of our studio locations pursuant to long-term non-cancelable leases. We have 21 leases that are due to expire between the years 2017 and 2019, of which 9 have no renewal rights and 12 have renewal options (2 of which are subject to the sublessor renewing its lease with the landlord). Our ability to negotiate favorable terms on an expiring lease or to negotiate favorable terms on leases with renewal options, or conversely for a suitable alternate location, could depend on conditions in the real estate market, competition for desirable properties and our relationships with current and prospective landlords or may depend on other factors that are not within our control. Any or all of these factors and conditions could negatively impact our business, financial condition and results of operations.

If we fail to attract new students and teachers and retain existing students and teachers, it could have an adverse impact on our growth strategy as we may not be able to increase the number of visits to our studios or students that go through our teacher training.

The performance of our studios and success of our growth strategy is largely dependent on our ability to continuously attract new students and teachers and retain existing students and teachers. We cannot be sure that we will be successful in these efforts, or that visits to our studio classes and teacher trainings or participation in MyYogaWorks.com will not materially decline. There are numerous factors that could lead to a decline in visits at established studios or that could prevent us from increasing our student visits at newer or acquired studios, including harm to our reputation, a decline in our ability to deliver quality yoga classes and teacher trainings at a competitive cost, the opening or acquisition of new studios or hosting of additional teacher trainings that may have the potential to cannibalize store sales in existing areas, the heightened presence of direct and indirect competition in the areas in which the studios are located, the decline in the public’s interest in fitness through yoga, a deterioration of general economic conditions and a change in consumer spending preferences or buying trends. As a result of these factors, we cannot be sure that our student visits will be adequate to maintain or permit the expansion of our operations. A decline in student visits levels may have a material adverse effect on our business, financial condition, results of operations and growth rate.

In addition, we must acquire new students in a cost-effective manner. In order to expand our active student base, we must appeal to and acquire students who identify with our brand. Our paid marketing derives a significant amount of traffic via search engines such as Google, Yelp and Bing. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our site can be negatively affected. Additionally, digital advertising costs may continue to rise. As our usage of e-commerce and social media channels expands, such costs may impact our ability to acquire new students in a cost-effective manner. If the level of usage of these channels by our active student base does not grow as expected, we may suffer a decline in student growth or net revenues or we may need to increase our marketing costs more than expected.

As our brand becomes more widely known in the market, future marketing campaigns may not result in the acquisition of new students at the same rate as past campaigns. There can be no assurances that the revenue from new students we acquire will ultimately exceed the cost of acquiring those students. If we are unable to acquire new students in a cost-effective manner, it could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by any negative publicity, regardless of its accuracy, that could harm our business.

Publicity about our business can harm our operations. This publicity could be related to a wide variety of matters, including:

•	student injuries;

•	claims of teacher or employee impropriety, including inappropriate physical contact with students;

•	security breaches of confidential student or employee information;

•	employment-related claims relating to alleged employment discrimination, wage and hour violations;

•	labor standards or healthcare and benefit issues; or

•	government or industry findings concerning our studios or others across the yoga or fitness industry.

In addition to traditional media, there has been a marked increase in the use of social media platforms and similar devices, including weblogs (blogs), social media websites and other forms of Internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

Our business is geographically concentrated, and a failure to gain acceptance in new markets may have an adverse effect on our business and rate of growth.

As of March 31, 2017 we operate 50 studios in six markets consisting of Los Angeles, Orange County (California), New York City, Northern California, Boston and Baltimore/Washington D.C. We may not find as much demand in other markets and our brand may not gain the same acceptance. The benefits of our brand may also be diluted by the presence of multiple locations in the same market. A failure to gain acceptance in new markets may have a material adverse effect on our business, financial condition, results of operations or growth rate.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes.

Our studios are located in geographic regions across the U.S. Adverse weather conditions (such as regional winter storms), natural disasters (such as earthquakes in California) and other catastrophes and epidemics or outbreaks of disease in any of the regions where our studios are located could materially and adversely affect our business in the future, our financial condition and operating results. Any occurrence of these or other events or conditions in any of these locations may interrupt our business operations, resulting in a material adverse effect on our operations and financial results. For instance, health or other government regulations adopted in response to a natural disaster, epidemic or outbreak, may require closure of our studios, leading to reduced studio visits or cancelled classes.

Furthermore, our headquarters and a significant number of our studios are located in the Southern California area, an area susceptible to earthquakes. A major earthquake or other natural disaster, fire, act of terrorism or other catastrophic event in Southern California or elsewhere that results in the destruction or disruption of our headquarters or studios could severely affect our ability to conduct normal business operations and our operating results could be harmed.

The level of competition we face could negatively impact our revenue growth and profitability.

The level of competition we face is high and continues to increase. In each of the markets in which we operate, we compete with other branded operators in the yoga industry, health clubs and fitness centers (some of which offer or may want to offer yoga), private studios and other boutique fitness offerings, recreational facilities established by non-profit organizations and businesses for their employees, racquet/tennis and other athletic clubs, amenity and condominium clubs and country clubs, online personal training and fitness coaching and the home-use fitness industry that offer or make available yoga alternatives, such as home videos and mobile applications. We also compete with other yoga oriented competitors, other entertainment and retail businesses for the discretionary income of our target demographics. We might not be able to compete effectively in the future in the markets in which we operate. We may face new competitors that enter our market with greater resources than us and such competition may be detrimental to our business. Competitive conditions may limit our ability to increase fees without a material decrease in student visits, both in-studio and on MyYogaWorks.com, attract new students and attract and retain qualified personnel.

The number of competitor studios and other venues, such as fitness clubs, that offer lower pricing for yoga classes continues to grow in our markets. These studios and other venues have attracted, and may continue to attract, students away from our studios. In addition, competitors could open additional studios in the markets in which we already operate or in the markets that we plan to expand to through acquisitions and opening new studios.

If we do not retain key management personnel or fail to attract and retain highly qualified studio personnel, including teachers, our business will suffer.

The success of our business depends on our ability to attract and retain key management personnel. If any of these persons were to leave, it might be difficult to replace them, and our business could be harmed. In addition, the quality of our teachers and other studio operations personnel, including our regional and studio managers, is central to the success of our business. We cannot assure you that we can continue to attract, train and retain high quality teachers at our studios, our teacher trainings and MyYogaWorks.com, who are critically important to our success and ability to attract students. If we are unable to attract, train and retain management, teachers and staff, our business would be harmed.

We have experienced significant recent turnover in our executive leadership team. If we fail to effectively integrate and retain these new executives, we may not be able to accomplish our growth strategy and our financial performance may suffer.

In the past few years, we have experienced significant turnover in our senior management ranks, including turnover in the individuals who previously served as our Chief Executive Officer, Chief Financial Officer, Chief Customer Officer and General Counsel. Our current Chief Executive Officer assumed her role in June 2016, our current Chief Financial Officer assumed his role in April 2016, our current Chief Customer Officer assumed her role in August 2016 and our current General Counsel assumed his role in January 2017. This lack of management continuity could adversely affect our ability to successfully execute our acquisition focused growth strategy, as well as result in operational and administrative inefficiencies and added costs, and may make recruiting for future management positions more difficult. In addition, we must successfully integrate any new management personnel into our organization in order to achieve our operating objectives, and changes in other key management positions may affect our financial performance and results of operations while new management becomes familiar with our business. Accordingly, our future financial performance will depend to a significant extent on our ability to motivate and retain key management personnel, particularly those with retail, direct consumer marketing, e-commerce, brand development, finance, human resources, legal, operations and information technology expertise.

If we are unable to anticipate student preferences and provide high quality yoga offerings, we may not be able to maintain or increase our membership base, sales from class packages, drop-ins and teacher trainings, participation in MyYogaWorks.com and profitability.

Our success in maintaining and increasing our student base depends on our ability to identify and originate trends as well as to anticipate and react to changing customer preferences and trends in a timely manner. All of our yoga offerings and retail products are subject to changing consumer preferences that cannot be predicted with certainty. If we are unable to introduce new yoga offerings or retail products in a timely manner, or our new yoga offerings or retail products are not accepted by our students, our competitors may introduce similar yoga offerings or retail products in a more timely fashion, which could negatively affect our rate of growth. Our new yoga offerings or retail products may not receive acceptance as preferences could shift rapidly to different types of healthy lifestyle offerings or athletic apparel or away from these types of yoga offerings or retail products altogether, and our future success depends in part on our ability to anticipate and respond to these changes. Failure to anticipate and respond in a timely manner to changing customer preferences could lead to, among other things, lower class visits and lower retail sales and excess inventory levels. Even if we are successful in anticipating customer preferences, our ability to adequately react to and address those preferences will in part depend upon our continued ability to provide high-quality yoga offerings and retail products. Our failure to address student preferences could result in a decrease in net revenues, which could have a material adverse effect on our financial condition.

We may be subject to obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past sales, which could adversely harm our business.

State and local jurisdictions have differing rules and regulations governing sales, use, value added and other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of such taxes to our yoga offerings in various jurisdictions is unclear. While we do not believe we are currently required to collect and remit sales or similar taxes on our yoga offerings in any jurisdiction in which we are not collecting such tax, we could face the possibility of tax assessments and audits. A successful assertion that we should be collecting sales, use, value added or other taxes on our yoga offerings in those jurisdictions where we do not do so or have not historically done so could result in substantial tax liabilities and related penalties for past sales, discourage students from visiting our classes or otherwise harm our business and operating results.

Changes in government regulations or a failure to comply with them could have a negative effect on our financial condition.

Our operations and business practices are subject to federal, state and local government regulations in the various jurisdictions in which our studios and teacher trainings are located, including, but not limited to:

•	General rules and regulations of the Federal Trade Commission, state and local consumer protection agencies and state statutes that regulate the terms of transactions with our students and govern the advertising, sale, financing and collection of fees;

•	State and local health regulations, zoning and use restrictions, parking regulations and building codes;

•	State wage and hour payment and reporting laws; and

•	State licensing requirements, including licensing requirements to conduct teacher training programs.

If we were to fail to comply with these statutes, rules and regulations, we could suffer fines or other penalties. These may include regulatory or judicial orders enjoining or curtailing aspects of our operations. It is difficult to predict the future development of such laws or regulations, and any changes in such laws could have a material adverse effect on our financial condition.

We are, or may become, subject to risks associated with our teacher training sessions or workshops held in international countries.

In 2016, we operated teacher training sessions in 17 countries outside of the U.S. In conducting teacher training sessions and workshops outside the country, we regularly work with local yoga studios or businesses to host the session or workshop and to coordinate any foreign legal requirements that may be required with respect to conducting such session or workshop. In the event our foreign partners fail to properly advise us on foreign legal requirements and customs that may apply, this could result in hindering our operations in the applicable foreign jurisdiction, result in negative publicity against us, or result in significant fees or fines for noncompliance, any of which could have a material adverse effect on our business.

We are subject to a number of risks related to credit card and debit card payments we accept.

We accept payments through credit card and debit card transactions. For credit card and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our memberships, class packages, drop-ins, teacher trainings and participation in MyYogaWorks.com which could cause us to lose students or suffer an increase in our operating expenses, either of which could harm our operating results. If we or any of our processing vendors have problems with our billing software, or the billing software malfunctions, it could have an adverse effect on our customer satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our students’ credit cards, debit cards or bank accounts on a timely basis or at all, we could lose revenues, which would harm our operating results. If we fail to adequately control fraudulent credit card and debit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher credit card and debit card related costs, each of which could adversely affect our business, financial condition and results of operations. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that are maintained internally and by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. Our customers and employees have a high expectation that we and our service providers will adequately protect their personal information.

The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. Efforts to hack or breach security measures, failures of systems or software to operate as designed or intended, viruses, operator error or inadvertent releases of data all threaten our information systems and records. A breach in the security of our service providers’ information technology systems could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. A significant theft, loss or misappropriation of, or access to, customers’ or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, which could disrupt our operations, damage our reputation and expose us to claims from customers and employees, any of which could have a material adverse effect on our financial condition and results of operations.

We rely on third parties to provide services in connection with our business, and any failure by these third parties to perform their obligations could have an adverse effect on our business, financial condition and results of operations.

We have entered into agreements with third parties that include, but are not limited to, information technology systems (including hosting our website, mobile application and our point of sale system), software development and support, select marketing services, employee benefits servicing and video production and distribution. Services provided by third-party suppliers could be interrupted as a result of many factors, such as acts of nature or contract disputes. Accordingly, we are subject to the risks associated with the third parties’ abilities to provide these services to meet our needs. Any failure by a third party to provide services for which we have contracted on a timely basis or within expected service level and performance standards could result in a disruption of our business and have an adverse effect on our business, financial condition and results of operations.

Disruptions and failures involving our information systems could cause dissatisfaction and adversely affect our billing and other administrative functions.

The continuing and uninterrupted performance of our information systems is critical to our success. We use a fully-integrated information system to process new students, bill students, check in students and track and analyze sales and student statistics, the frequency and timing of student visits and demographic profiles of students. This system also assists us in evaluating staffing needs and program offerings. We also use third party services for our payroll and financial reporting.

Any failure of our current systems, such as crashes in the class booking function, could also cause us to lose students and adversely affect our business and results of operations. Our students may become dissatisfied by any systems disruption or failure that interrupts our ability to provide our services to them. Disruptions or failures that affect our billing and other administrative functions could have an adverse effect on our operating results.

Computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect our sites. Any system disruption or failure, security breach or other damage that interrupts or delays our operations could cause us to lose students, damage our reputation and adversely affect our business and results of operations. In addition, fire, floods, earthquakes, power loss, telecommunications failures, break-ins, acts of terrorism and similar events could damage our systems.

We rely extensively on our information technology systems to record and process transactions, manage communications, summarize results, compute payroll, pay bills and manage our business. The failure of our systems to operate properly or effectively, problems with transitioning to upgraded or replacement systems or difficulty in integrating new systems, could adversely affect our business.

We rely on a limited number of vendors for our retail product offerings and fitness equipment. A loss of any of our vendors could negatively affect our business.

A limited number of vendors provide products for the retail sales in our studios. Our retail sales could be substantially disrupted or curtailed if one or more of these vendors were to cease, decrease or delay supply of our products, whether for voluntary or involuntary reasons, or if the retail products they supply have quality issues. Our retail sales would also be harmed if there are delays in the delivery of merchandise to our studios. Our costs of goods may also increase if our vendors charge us more, which could adversely impact our profitability if we are unable to pass such increases directly on to our students and have a material adverse effect on our business, financial condition and results of operations.

Our operating results are subject to seasonal and quarterly variations in our net revenues and income from operations, which could adversely affect the price of our publicly traded common stock.

We have experienced, and expect to continue to experience, seasonal and quarterly variations in our net revenues and income from operations. These variations are primarily related to increased class visits during the first quarter, as students tend to exercise more regularly at the beginning of each calendar year as a part of setting goals for the upcoming year.

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new studio acquisitions and openings, changes in pricing and revenues mix, and changes in marketing and other operating expenses. As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our operating results between different quarters within a single year are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of our future performance. Any seasonal or quarterly fluctuations that we report in the future may not match the expectations of market analysts and investors. These fluctuations could cause the price of our publicly traded stock to fluctuate significantly.

We could be subject to personal injury claims or claims of teacher or employee impropriety related to the use of our studios.

Students, as well as teachers, could assert claims related to personal injury or teacher or employee impropriety in connection with their use of our services and facilities. We believe that yoga-related injuries have increased in recent years due to an increased interest in yoga in the U.S. and as a result, more inexperienced practitioners doing yoga. We also believe this increase in injuries is due to the growing population of older yoga practitioners, who may have a higher likelihood of injury. In addition, in recent years, there have been accusations and reports of sexual impropriety involving persons in the yoga industry, including claims of inappropriate physical contact with students. If we cannot successfully defend any large claim or maintain our general liability insurance on acceptable terms or maintain adequate coverage against potential claims, our financial results could be adversely affected. Depending upon the outcome, these matters may have a material effect on our financial position, results of operations and cash flows.

Our trademarks and trade names may be infringed, misappropriated or challenged by others.

We believe our YogaWorks brand name and related intellectual property are important to our continued success. We attempt to protect our trademarks, trade names and other intellectual property by exercising our rights under applicable trademark and copyright laws. If we were to fail to successfully protect our intellectual property rights for any reason, it could have an adverse effect on our business, results of operations and financial condition. Any damage to our reputation could cause membership, class visits, teacher training and participation in MyYogaWorks.com to decline or make it more difficult to attract new students.

We may be subject to liability if we infringe upon the intellectual property rights of third parties.

Third parties may sue us for alleged infringement of their proprietary rights. The party claiming infringement might have greater resources than we do to pursue its claims, and we could be forced to incur substantial costs and devote significant management resources to defend against such litigation. If the party claiming infringement were to prevail, we could be forced to discontinue the use of the related trademark or design or pay significant damages or enter into expensive royalty or licensing arrangements with the prevailing party, assuming these royalty or licensing arrangements are available at all on an economically feasible basis, which they may not be. We could also be required to pay substantial damages. Such infringement claims could harm our brand. In addition, any payments we are required to make and any injunction we are required to comply with as a result of such infringement could have a material adverse effect on our business, financial condition and results of operations.

Any further impairment of goodwill could adversely affect our financial condition and results of operations.

In 2015, we recorded an impairment of goodwill of $0.9 million. We did not record any impairment losses related to goodwill in 2016. As of December 31, 2016, our goodwill balance was $17.7 million. Accounting rules require the evaluation of our goodwill at least annually, or more frequently when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Such indicators are based on market conditions and the operational performance of our business. In testing goodwill for impairment, if the implied fair value of the goodwill is less than the reporting unit’s carrying amount, then goodwill is impaired and is written down to the implied fair value amount. If a significant amount of our goodwill were deemed to be impaired, our business, financial condition and results of operations could be materially adversely affected.

We incurred a net loss of $2.6 million for the three months ended March 31, 2017, $1.5 million for the three months ended March 31, 2016, $9.5 million in 2016 and $9.2 million in 2015 and had net cash provided by operating activities of $0.8 million in 2016. If we continue to experience net losses or our cash flows from operating activities decline or become negative, it could require us to lower our assessment of the fair value of our business. If this were to occur, we could be required to record additional material impairment charges to goodwill or other intangible assets which could have a material adverse effect on our business, financial condition and results of operations.

Changes in lease accounting standards may materially and adversely affect us.

The Financial Accounting Standards Board, or FASB, recently adopted new accounting rules, to be effective for our fiscal year beginning after December 2019 that will require companies to capitalize all leases on their balance sheets by recognizing a lessee’s rights and obligations. When the rules are effective, we will be required to account for the leases for studios as assets and liabilities on our balance sheet, where previously we accounted for such leases on an “off balance sheet” basis. As a result, a significant amount of lease-related assets and liabilities will be recorded on our balance sheet and we may be required to make other changes to the recording and classification of our lease-related expenses. Though these changes will not have any direct impact on our overall financial condition, these changes could cause investors or others to believe that we are highly leveraged and could change the calculations of financial metrics and covenants under our debt facilities, as well as third-party financial models regarding our financial condition.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results or financial condition.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business are highly complex. These matters include, but are not limited to, revenue recognition, income taxes, impairment of goodwill and long-lived assets and equity-based compensation. Changes in these rules, guidelines or interpretations could significantly change our reported or expected financial performance or financial condition.

In addition, the preparation of financial statements in conformity with GAAP requires management to make assumptions, estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of net revenues and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, income taxes, impairment of goodwill and long-lived assets and equity-based compensation.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Inventory shrinkage could have a negative impact on our business, financial condition and results of operations.

We are subject to the risk of inventory loss and theft. Although our inventory shrinkage rates have not been material, or fluctuated significantly in recent years, there can be no assurances that actual rates of inventory loss and theft in the future will be within our estimates or that the measures we are taking will effectively reduce inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, it could have a negative impact on our business, financial condition and results of operations.

Our ability to use our net operating losses to offset future taxable income may be subject to limitations.

As of December 31, 2016, we had federal net operating loss, or NOL, carryforwards of approximately $25.4 million and state NOL carryforwards of approximately $17.2 million. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Our existing NOLs are subject to limitations arising from a previous ownership change, and if we undergo an ownership change in connection with or after the equity transactions we entered into during the three months ended March 31, 2017 or this offering, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.

Changes in U.S. tax law may have an adverse effect on our business, financial condition and results of operations and affect the U.S. federal tax considerations of the purchase, ownership and disposition of the common stock.

Potential tax reforms in the U.S. may result in significant changes in the rules governing United States federal income taxation. Such changes may have an adverse effect on our business, financial condition and results of operations. Such changes may also affect the U.S. federal tax considerations of the purchase, ownership and disposition of our common stock, as discussed below in “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders.”

Risks Related to this Offering and Ownership of Our Common Stock

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and have imposed various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations. Moreover, these rules and regulations relating to public companies will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain and maintain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and, to the extent that we are no longer an “emerging growth company” as defined in the JOBS Act, our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to satisfy the ongoing requirements of Section 404 and provide internal audit services. If our finance and accounting organization is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer and we could experience internal control weaknesses. Any consequences resulting from inaccuracies or delays in our reported financial statements could have an adverse effect on the trading price of our common stock as well as an adverse effect on our business, operating results and financial condition.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm is not required to express an opinion as to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company.” At such time, however, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

The process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation is time-consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an “emerging growth company,” investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be negatively affected, and we could become subject to investigations by our stock exchange, the SEC or other regulatory authorities, which could require additional financial and management resources.

We qualify as an emerging growth company, and any decision on our part to comply with reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we currently intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the IPO; (ii) the first fiscal year after our annual gross revenues are $1.0 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year.

We cannot predict whether investors will find our common stock less attractive if we choose to rely on these exemptions while we are an emerging growth company. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We plan to avail ourselves of this exemption from new or revised accounting standards and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

There is no existing market for our common stock, and you cannot be certain that an active trading market or a specific share price will be established.

Prior to this offering, there has been no public market for shares of our common stock. We have applied to list our common stock on The NASDAQ Global Market. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on such exchange or otherwise or how liquid that market might become. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the underwriters, and may not be indicative of the price that will prevail in the trading market following this offering. The market price for our common stock may decline below the initial public offering price, and our stock price is likely to be volatile. In addition, because Great Hill Partners has indicated an interest in purchasing up to $10.0 million in shares of our common stock in this offering, the overall trading market for our shares may not be as active as it otherwise would have been had these shares been purchased by other investors.

If our stock price fluctuates after this offering, you could lose a significant part of your investment.

The market price of our stock may be influenced by many factors, some of which are beyond our control, including the following:

•	the opinions and estimates of any securities analysts who publish research about us after this offering;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	variations in quarterly operating results;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole;

•	future sales of our common stock; and

•	investor perception of us and the retail industry.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

In addition, the stock markets, including NASDAQ, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Our operating results and share price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price or at all. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	changes in the sales mix between paid-in-full memberships, monthly memberships and class packages in a given period;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	results of operations that vary from expectations of securities analysis and investors;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	strategic actions by us or our competitors;

•	announcement by us, our competitors or our acquisition targets;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory, legal or political developments;

•	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	litigation and governmental investigations;

•	changing economic conditions;

•	changes in accounting principles;

•	default under agreements governing our indebtedness;

•	exchange rate fluctuations; and

•	other events or factors, including those from natural disasters, war, actors of terrorism or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

Immediately after this offering, we will have outstanding 13,909,081 shares of our common stock. Of these shares, the 5,000,000 shares sold in this offering will be freely tradable except for any shares purchased by our “affiliates” as that term is used in Rule 144 under the Securities Act of 1933, as amended, which we refer to as the Securities Act. At various times after the date of this prospectus, the remaining 8,909,081 shares will become available for resale in the public market, in compliance with the requirements of the federal securities laws and in accordance with lock-up agreements that the holders of these shares have with the underwriters. However, the underwriters can waive these restrictions and allow these stockholders to sell their shares at any time without prior notice.

In addition, up to 1,289,013 shares of our common stock reserved for issuance pursuant to options previously granted by us will become eligible for sale in the public market once permitted by provisions of the lock-up agreements, or Rule 144 or Rule 701 under the Securities Act, as applicable.

If the 8,909,081 remaining shares not sold in this offering or the 1,289,013 shares underlying options described above are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could drop significantly.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $9.03 in net tangible book value per share from the price you paid. Furthermore, investors purchasing shares of our common stock in this offering will only own approximately 36% of our outstanding shares of common stock.

The issuance of additional stock, not reserved for issuance under our equity incentive plans or otherwise, will dilute all other stockholdings.

After this offering, we will have an aggregate of 32,900,308 shares of common stock authorized but unissued and not reserved for issuance under our equity incentive plans, options granted to our directors, employees and consultants, or otherwise. We may issue all of these shares without any action or approval by our stockholders. The issuance of additional shares could be dilutive to existing holders.

Your ability to influence corporate matters may be limited because Great Hill Partners beneficially owns a substantial amount of our common stock and will continue to have substantial control over us after the offering.

Our common stock, which is the stock we are selling in this offering, has one vote per share. Upon completion of this offering, Great Hill Partners will, in the aggregate, beneficially own approximately 70% of our outstanding common stock, assuming the purchase of the Great Hill Shares. As a result, Great Hill Partners will be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant influence over our management and policies for the foreseeable future. Great Hill Partners may have interests that are different from yours. For example, Great Hill Partners may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership in our company could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our common stock.

Two of our directors have relationships with Great Hill Partners, which may cause conflicts of interest with respect to our business.

Following this offering, two of our directors will be affiliated with Great Hill Partners. Our Great Hill Partners-affiliated directors have fiduciary duties to us and, in addition, have duties to Great Hill Partners. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and Great Hill Partners, whose interests may be adverse to ours in some circumstances.

Our certificate of incorporation will contain a provision renouncing our interest and expectancy in corporate opportunities.

Our certificate of incorporation will provide for the allocation of corporate opportunities between us and Great Hill Partners. Under these provisions, neither Great Hill Partners, its portfolio companies, funds or other affiliates, nor any of their officers, directors, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. For instance, a director of our company who also serves as a director, officer, partner or employee of Great Hill Partners or any of its portfolio companies, funds or other affiliates may pursue acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by Great Hill Partners to itself or its portfolio companies, funds or other affiliates instead of to us.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management may not apply our net proceeds from this offering in ways that increase the value of your investment. We intend to use the net proceeds from this offering to repay the 2017 GHP Convertible Notes of approximately $3.3 million, to repay the outstanding indebtedness under our Loan Agreement of approximately $6.9 million (including prepayment premiums), fund future acquisitions of individual yoga studios or businesses with multiple studios, investments or capital expenditures and for working capital and other general corporate purposes. Although we have no binding obligations to enter into any acquisitions, we have entered into letters of intent or are in late-state negotiations to acquire up to 14 additional studios for an aggregate purchase price in cash of between $5 million and $6 million, including earnout payments. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Anti-takeover provisions in our organizational documents could delay a change in management and limit our share price.

Upon the consummation of this offering, provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective prior to the completion of this offering could make it more difficult for a third party to acquire control of us even if such a change in control would increase the value of our common stock and prevent attempts by our stockholders to replace or remove our current board of directors or management.

We have a number of anti-takeover devices that will be in place prior to the completion of this offering that will hinder takeover attempts and could reduce the market value of our common stock or prevent sale at a premium. Our anti-takeover provisions:

•	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•	provide that our board of directors will be classified into three classes with staggered, three year terms and that directors may only be removed for cause;

•	include blank-check preferred stock, the preference, rights and other terms of which may be set by the board of directors and could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise benefit our stockholders;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, or our chief executive officer;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	prohibit cumulative voting in the election of directors; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law, or the DGCL. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a period of time.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation which will become effective prior to the closing of this offering will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following civil actions:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, employees or agents or our stockholders;

•	any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or

•	any action asserting a claim governed by the internal affairs doctrine.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

The continued operation and growth of our business will require substantial cash. Accordingly, after the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, any contractual restrictions, our indebtedness, restrictions imposed by applicable law and other factors our board of directors deems relevant. Consequently, investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

We are a “controlled company” within the meaning of the NASDAQ rules. As a result, we qualify for, and intend to continue to rely on, exemptions from corporate governance requirements that provide protection to stockholders of other companies.

After completion of this offering, Great Hill Partners will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with some corporate governance requirements, including:

•	the requirement that a majority of our Board of Directors consist of “independent directors”;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

Following this offering, we intend to continue to utilize these exemptions. As a result, we will not have a nominating and corporate governance committee and our compensation committee may not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the            .

In addition, NASDAQ has developed listing standards regarding compensation committee independence requirements and the role and disclosure of compensation consultants and other advisers to the compensation committee that, among other things, requires:

•	compensation committees be composed of independent directors, as determined pursuant to new independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisors; and

•	compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisors, independence factors, including factors that examine the relationship between the consultant or advisor’s employer and us.

As a controlled company, we will not be subject to these compensation committee independence requirements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “could”, “intends”, “target”, “projects”, “contemplates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the following:

•	our ability to achieve or maintain profitability;

•	our ability to maintain the value and reputation of our brand;

•	our ability to successfully execute our growth and acquisition strategy;

•	our ability to effectively integrate acquired studios;

•	our financial outlook and financial performance;

•	changes in the sales mix between paid-in-full memberships, monthly memberships and class packages in a given period;

•	capital expenditures needed to pursue our growth strategy;

•	our ability to identify and respond to new and changing trends, customer preferences and other related factors;

•	our ability to execute successfully our growth strategy and to manage effectively our growth;

•	changes in the economy, consumer spending, the financial markets and the industries in which we operate;

•	changes in the competitive environment in our industry and the markets we serve;

•	increases in labor costs;

•	our ability to attract and retain students and to attract, retain and train qualified teachers;

•	our cash needs and the adequacy of our cash flows and earnings;

•	the availability and cost of additional indebtedness;

•	our dependence upon key executive management and our ability to integrate new executives;

•	our reliance on third parties to provide key services;

•	our indebtedness and lease obligations;

•	the impact of governmental laws and regulations and the outcomes of legal proceedings and impact of legal compliance;

•	the effects of restrictions imposed by our indebtedness on our current and future operations;

•	our inability to protect our trademarks or other intellectual property rights; and

•	increased costs as a result of being a public company.

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in the section captioned “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Furthermore, new risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $58.5 million, based upon the assumed initial public offering price of $13.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to be received by us will be approximately $67.5 million, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) the net proceeds that we receive from this offering by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $12.1 million, assuming that the assumed initial public offering price remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds to us from this offering to repay the 2017 GHP Convertible Notes, to repay the outstanding indebtedness under our Loan Agreement of approximately $6.9 million (including prepayment premiums), fund future acquisitions of individual yoga studios or businesses with multiple studios, investments or capital expenditures and for working capital and other general corporate purposes. Although we have no binding obligations to enter into any acquisitions, we have entered into letters of intent or are in late-state negotiations to acquire up to 14 additional studios for an aggregate purchase price in cash of between $5 million and $6 million, including earnout payments.

In March 2017, we issued the 2017 GHP Convertible Notes to Great Hill Partners in the aggregate principal amount of $3.2 million, with an annual interest rate of 8% and with a maturity date of March 27, 2018. We issued the 2017 GHP Convertible Notes to ensure we had adequate working capital available to finance the incremental costs to be incurred in connection with this offering and becoming a public company. We intend to use $3.3 million of our net proceeds from this offering to repay outstanding amounts under the 2017 GHP Convertible Notes upon the consummation of this offering.

The maturity date of the Loan Agreement is in July 2020. Borrowings under the Loan Agreement currently carry an annual interest rate of LIBOR rate plus 8.00%, with a decrease to LIBOR plus 7.50% upon the consummation of our initial public offering if our initial public offering is consummated on or prior to December 31, 2017 and results in aggregate cash proceeds of at least $25.0 million. Upon the first fiscal quarter we are in compliance with our Loan Agreement’s financial ratio covenants, starting with the fiscal quarter ending March 31, 2018, and so long as there is no default or potential event of default under the Loan Agreement, the applicable interest rate on our loans under the Loan Agreement would be LIBOR plus 7.00%. We intend to use $6.9 million of our net proceeds from this offering to repay the outstanding balance under the Loan Agreement (including any prepayment premiums) and cancel the Loan Agreement upon the consummation of this offering.

We will have broad discretion over the uses of the net proceeds from this offering and investors will be relying on the judgement of our management regarding the application of the net proceeds from this offering. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and long-term interest-bearing obligations, including debt securities and money market funds.

DIVIDEND POLICY

Since our acquisition by Great Hill Partners in July 2014, we have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant.

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of March 31, 2017:

•	on an actual basis, after giving effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation in effect as of April 10, 2017 and (ii) the 1-for-1.333520 reverse stock split of our common stock that occurred on July 14, 2017; and

•	on a pro forma as adjusted basis to give effect to (i) the 1-for-1.333520 reverse stock split of our common stock that occurred on July 14, 2017, (ii) the filing and effectiveness of our amended and restated certificate of incorporation in connection with our offering, (iii) the issuance and sale by us of 5,000,000 shares of common stock in our initial public offering, and the receipt of the net proceeds from our sale of these shares at an assumed initial public offering price of common stock of $13.00 per share, the midpoint of the price range on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (iv) repayment of the 2017 GHP Convertible Notes and outstanding indebtedness under our Loan Agreement from the net proceeds of this offering.

	As of March 31, 2017
	Actual	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)

Cash and cash equivalents	$5,456	$54,150

2017 GHP Convertible Notes	$3,203	$—
Total long-term debt, net of debt issuance costs	6,553	—
Stockholders’ equity:
Common stock; $0.001 par value, 14,131,017 shares authorized, 8,907,579 shares issued and outstanding, actual; $0.001 par value 50,000,000 shares authorized, 13,909,081 shares issued and outstanding, pro forma as adjusted	1	6
Additional paid-in capital	74,967	133,412
Accumulated deficit	(36,312)	(36,312)

Total stockholders’ equity	38,656	97,106

Total capitalization	$48,412	$97,106

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of our common stock of $13.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of cash, and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the pro forma as adjusted amount of cash, and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $12.1 million, assuming that the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted column in the table above excludes the following, in each case as of March 31, 2017:

•	an aggregate of 1,289,013 shares of common stock issuable upon the exercise of outstanding options under our 2014 Plan, with a weighted-average exercise price of approximately $8.40 per share;

•	shares issuable upon vesting of restricted stock units to be granted to our non-employee directors under the 2017 Plan in connection with this offering and our Director Compensation Program (see “Management—Director Compensation”);

•	shares of common stock, subject to annual increases, reserved for future grant or issuance under our 2017 Plan, which will become effective upon the completion of this offering, consisting of 1,901,598 shares of common stock reserved under our 2017 Plan (plus an additional number of shares of common stock subject to outstanding awards under the 2014 Plan as of the effective date of the 2017 Plan and which are forfeited or lapse unexercised thereafter), including an aggregate of 398,643 shares of common stock issuable upon the exercise of options expected to be granted under the 2017 Plan in connection with the closing of this offering; and

•	any exercise of the underwriters’ option to purchase additional shares solely to cover overallotments, if any.

DILUTION

If you invest in our common stock in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock after this offering. As of March 31, 2017, we had a historical net tangible deficit of $(3.2) million, or $(0.36) per share of common stock. Our net tangible book value (deficit) represents total tangible assets less total liabilities, all divided by the number of shares of common stock outstanding on such date.

After giving effect to the sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and assuming the repayment of the 2017 GHP Convertible Notes and outstanding indebtedness under our Loan Agreement, our pro forma as adjusted net tangible book value at March 31, 2017 would have been approximately $55.2 million, or $3.97 per share. This represents an immediate increase in net tangible book value (deficit) of $4.33 per share to existing stockholders and an immediate dilution of $9.03 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$13.00
Historical net tangible book value (deficit) per share as of March 31, 2017	$(0.36)
Increase in net tangible book value (deficit) per share attributable to new investors	$4.33

Pro forma as adjusted net tangible book value (deficit) per share after this offering		$3.97

Dilution per share to investors in this offering		$9.03

A $1.00 increase (decrease) in the assumed initial public offering price of common stock of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease), our pro forma as adjusted net tangible book value per share after this offering by $0.33, and would increase (decrease) dilution per share to new investors in this offering by $0.67, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $0.63 per share and decrease (increase) the dilution to new investors by approximately $0.63 per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters fully exercise their option to purchase additional shares to cover overallotments, if any, pro forma as adjusted net tangible book value after this offering would increase to approximately $4.39 per share, and there would be an immediate dilution of approximately $8.61 per share to investors in this offering.

To the extent that outstanding options with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share, before giving effect to the issuance and sale of shares in this offering, are exercised, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Furthermore, we may choose to issue common stock as part or all of the consideration in acquisitions of other yoga companies and studios as part of our planned growth and acquisition strategy. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table shows, as of March 31, 2017, on a pro forma as adjusted basis, after giving effect to the pro forma adjustments described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $13.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us (in thousands, except per share amounts and percentages):

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	8,908	64%	$74,968	54%	$8.42
New investors	5,000	36	65,000	46	$13.00

Total	13,908	100%	$139,968	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $5.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $13.0 million, assuming that the assumed initial public offering price remains the same, and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The above table and discussion includes 8,907,579 shares of common stock outstanding as of March 31, 2017 and excludes:

•	an aggregate of 1,289,013 shares of common stock issuable upon the exercise of outstanding options under our 2014 Plan, with a weighted-average exercise price of approximately $8.40 per share;

•	an aggregate of 398,643 shares of common stock issuable upon the exercise of options expected to be granted under our 2017 Plan in conjunction with the closing of this offering;

•	shares issuable upon vesting of restricted stock units to be granted to our non-employee directors under the 2017 Plan in connection with this offering and our Director Compensation Program (see “Management—Director Compensation”);

•	shares of common stock, subject to annual increases, reserved for future grant or issuance under our 2017 Plan, which will become effective upon the completion of this offering, consisting of 1,901,598 shares of common stock reserved under our 2017 Plan (plus an additional number of shares of common stock subject to outstanding awards under the 2014 Plan as of the effective date of the 2017 Plan and which are forfeited or lapse unexercised thereafter);

•	common stock issuable upon conversion of the 2017 GHP Convertible Notes (we intend to repay the 2017 GHP Convertible Notes in connection with the closing of this offering); and

•	any exercise of the underwriters’ option to purchase additional shares to cover overallotments, if any.

Great Hill Partners has indicated an interest in purchasing up to $10.0 million in shares of our common stock in this offering at the initial public offering price. Based on an assumed public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, Great Hill Partners would purchase up to an aggregate of 769,230 shares of our common stock in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to Great Hill Partners, and Great Hill Partners may determine to purchase more, less or no shares in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The consolidated statements of operations and cash flows data for the years ended December 31, 2016 and 2015 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations and cash flows data for the three months ended March 31, 2017 and 2016 and the consolidated balance sheet data as of March 31, 2017 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements were prepared on a basis consistent with that used to prepare our audited annual consolidated financial statements and include, in the opinion of management, all adjustments, consisting of normal recurring items, necessary for a fair presentation of the consolidated financial statements.

The terms “Predecessor” and “Successor” used below and throughout this prospectus refer to the periods prior and subsequent to the acquisition of us by Great Hill Partners in July 2014. See “Prospectus Summary—Our Sponsor and Controlled Company Status.” The unaudited non-GAAP combined results of operations for the year ended December 31, 2014 represents the mathematical addition of our Predecessor’s results of operations from January 1, 2014 to July 10, 2014 and the Successor’s results of operations from July 11, 2014 to December 31, 2014. The consolidated statements of operations data for the period from January 1, 2014 to July 10, 2014 and from July 11, 2014 to December 31, 2014 and the consolidated balance sheet data as of December 31, 2014 are each derived from financial statements not included in this prospectus.

You should read this data together with our audited consolidated financial statements and related notes, as well as the information under the captions “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results, and results for any interim period below are not necessarily indicative of results for the full year.

(U.S. dollars in thousands except per share data)	Unaudited Three Months Ended March 31,		Year Ended December 31,		Unaudited Non-GAAP Combined Year Ended December 31, 2014(1)	Period from July 11, 2014 to December 31, 2014 (Successor)	Period from January 1, 2014 to July 10, 2014 (Predecessor)
	2017	2016	2016	2015
Consolidated Statement of Operations Data:
Net revenues	$13,990	$15,092	$55,090	$48,506	$44,102	$21,094	$23,008
Cost of revenues and operating expenses
Cost of revenues	5,129	5,318	20,535	17,105	14,955	7,152	7,803
Center operations	5,687	5,563	22,469	19,859	27,549	11,559	15,990
General and administrative expenses	3,010	3,178	11,067	12,556	6,598	3,210	3,388
Depreciation and amortization	2,201	2,181	8,893	6,515	3,146	2,180	966
Goodwill impairment	–	–	–	927	–	–	–

Total cost of revenues and operating expenses	16,027	16,240	62,964	56,962	52,248	24,101	28,147

Loss from operations	(2,037)	(1,148)	(7,874)	(8,456)	(8,146)	(3,007)	(5,139)
Interest expense, net	562	391	1,587	746	90	47	43

Net loss before provision for income taxes	(2,599)	(1,539)	(9,461)	(9,202)	(8,236)	(3,054)	(5,182)

(U.S. dollars in thousands except per share data)	Unaudited Three Months Ended March 31,		Year Ended December 31,		Unaudited Non-GAAP Combined Year Ended December 31, 2014(1)	Period from July 11, 2014 to December 31, 2014 (Successor)	Period from January 1, 2014 to July 10, 2014 (Predecessor)
	2017	2016	2016	2015
Provision for income taxes	$18	$7	$43	$13	$28	$13	$15

Net loss	$(2,617)	$(1,546)	(9,504)	(9,215)	(8,264)	(3,067)	(5,197)
Net income attributable to non-controlling interest	–	–	–	–	(411)	–	(411)

Net loss attributable to YogaWorks	$(2,617)	$(1,546)	$(9,504)	$(9,215)	$(8,675)	$(3,067)	$(5,608)

Net loss per share attributable to common stockholders:(2)
Basic	$(14.81)	$(36.80)	$(191.60)	$(189.96)
Diluted	(14.81)	(36.80)	(191.60)	(189.96)
Weighted-average number of shares used in computing net loss per share attributable to common stockholders:(2)
Basic	243,848	72,735	73,796	71,244
Diluted	243,848	72,735	73,796	71,244
Pro forma net loss per share attributable to common stockholders:(2)
Basic	$(0.41)		$(1.59)
Diluted	(0.41)		(1.59)
Weighted-average number of shares used in computing pro forma net loss per share attributable to common stockholders:(2)
Basic	8,908,233		8,907,597
Diluted	8,908,233		8,907,597

	Unaudited As of March 31, 2017	As of December 31,
(U.S. dollars in thousands)		2016	2015	2014
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,456	$1,912	$3,773	$4,511
Total assets	57,537	57,148	65,000	56,052
Total long term debt, net of debt issuance costs	6,553	6,769	7,201	1,428
2015 GHP Convertible Notes	3,203	11,635	10,728	–
Redeemable preferred stock	–	61,393	56,758	52,436
Total stockholders’ equity (deficit)	38,656	(32,632)	(18,534)	(5,014)

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014
Other Information:
Studios (period end)	50	49	49	47	29
Student visits	760,707	789,677	2,946,807	2,439,469	2,165,073
Studio classes	45,154	44,772	181,796	146,846	120,895

	Three Months Ended March 31,		Year Ended December 31,
(U.S. dollars in thousands)	2017	2016	2016	2015
Other Financial Information:
Adjusted EBITDA(3)	$841	$1,245	$1,699	$361
Adjusted EBITDA Margin(4)	6.0%	8.2%	3.1%	0.7%
Studio-Level EBITDA(3)	$3,205	$4,392	$12,373	$12,398
Studio-Level EBITDA Margin(4)	22.9%	29.1%	22.5%	25.6%
Average Unit Volume(5)			$1,126	$1,338

	Unaudited Three Months Ended March 31,		Year Ended December 31,
(U.S. dollars in thousands)	2017	2016	2016	2015
Consolidated Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	$783	$(779)	$762	$(888)
Net cash used in investing activities	(196)	(923)	(2,097)	(15,124)
Net cash provided by (used in) financing activities	2,956	–	(526)	15,273
Increase (decrease) in deferred revenue	(115)	(980)	(650)	427

(1)	The unaudited non-GAAP combined results of operations for the year ended December 31, 2014 represents the mathematical addition of our Predecessor’s results of operations from January 1, 2014 to July 10, 2014 and the Successor’s results of operations from July 11, 2014 to December 31, 2014. The presentation of combined financial information for the year ended December 31, 2014 is not consistent with United States Generally Accepted Accounting Principles, or GAAP, or with the pro forma requirements of Article 11 of Regulation S-X, and may yield results that are not comparable on a period-to-period basis. The financial information for the two periods was prepared on different accounting bases for the Successor and Predecessor and the combined financial information does not include any pro forma adjustments to make them comparable.
(2)

See Note 12 to our audited consolidated financial statements and Note 9 to our unaudited condensed consolidated financial statements included in this prospectus for additional information regarding the calculation of basic and diluted net loss per share attributable to common stockholders. Net loss per share attributable to common stockholders and pro forma net loss per share attributable to common stockholders gives effect to the 1-for-10 reverse stock split of our common stock that occurred in March 2017 and a subsequent 1-for-1.333520 reverse stock split of our common stock that occurred on July 14, 2017. Pro forma net loss per share attributable to common stockholders is calculated by dividing net loss for the applicable period by the weighted average number of shares for the applicable period. The weighted average number of shares used in computing pro forma net loss per share attributable to common stockholders for the year ended December 31, 2016 gives effect to (i) the conversion of our outstanding redeemable preferred stock into 7,426,169 shares of our common stock; (ii) the conversion of the 2015 GHP Convertible Notes into 1,407,632 shares of our common stock; (iii) the 1-for-10 reverse stock split of our common stock that occurred in March 2017 and a subsequent 1-for-1.333520 reverse stock split of our common stock that occurred on July 14, 2017; and (iv) stock option grants to our employees and consultants to purchase up to 1,425,641 shares in the aggregate of our common stock that occurred after December 31, 2016 in connection with the Recapitalization Transactions.
(3)	In addition to our results determined in accordance with GAAP, we have presented Adjusted EBITDA and Studio-Level EBITDA, which are non-GAAP measures. The following table presents a reconciliation of Adjusted EBITDA and Studio-Level EBITDA to net loss for each of the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
(U.S. dollars in thousands)	2017	2016	2016	2015
Net loss	$(2,617)	$(1,546)	$(9,504)	$(9,215)
Interest expense, net	562	391	1,587	746
Provision for income taxes	18	7	43	13
Depreciation and amortization	2,201	2,181	8,893	6,515
Goodwill impairment	–	–	–	927
Deferred rent(a)	31	181	276	803
Stock based compensation(b)	539	7	23	17
Acquisition professional expenses(c)	–	–	–	263
Severance(d)	82	–	225	99
Executive recruiting(e)	–	–	56	93
Great Hill Partners expense reimbursement fees(f)	25	25	100	100

Adjusted EBITDA	$841	$1,246	$1,699	$361
Other general and administrative expenses(g)	2,364	3,147	10,674	12,037

Studio-Level EBITDA	$3,205	$4,393	$12,373	$12,398

(a)	Reflects the extent to which our rent expense for the period has been above or below our cash rent payments.
(b)	Non-cash charges related to equity-based compensation programs, which vary from period to period depending on timing of awards and forfeitures.
(c)	Professional expenses incurred in connection with studio acquisitions, including legal and advisory fees.
(d)	Severance expenses incurred in the period related to the termination of studio and non-studio employees.
(e)	Executive recruiting expenses incurred in connection with the recruitment and hiring of members of our executive management team, including Mmes. McCollough (2015) and Dawson (2016) and Mr. Chang (2016).
(f)	Represents expense reimbursement fees incurred in connection with our Expense Reimbursement Agreement with Great Hill Partners, which we expect to terminate upon completion of this offering.
(g)

Represents general and administrative expenses that are corporate and regional expenses and not incurred by our studios, and which are primarily comprised of expenses related to (i) wages and benefits of corporate and regional employees, (ii) non-studio rent, utilities and maintenance, (iii) corporate and regional marketing and advertising and (iv) corporate professional fees. Other general and administrative expenses excludes any general and administrative expenses related to deferred rent, stock based compensation, acquisition professional expenses, executive recruiting, severance, the Great Hill Partners expense reimbursement fees or any other general and administrative expenses that are included in the reconciliation of net loss to Adjusted EBITDA.

We use Adjusted EBITDA and Studio-Level EBITDA to understand and evaluate our business. Adjusted EBITDA is a supplemental measure of the operating performance of our core business operations. Studio-Level EBITDA is a supplemental measure of the operating performance of our studios. Accordingly, we believe Adjusted EBITDA and Studio-Level EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Our use of Adjusted EBITDA and Studio-Level EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are as follows:

•	although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA and Studio-Level EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA and Studio-Level EBITDA are not intended to be a measure of free cash flow for management’s discretionary use, as they do not reflect: (i) changes in, or cash requirements for, our working capital needs; (ii) debt service requirements; (iii) tax payments that may represent a reduction in cash available to us; and (iv) other cash costs that may recur in the future;

•	Studio-Level EBITDA is not a measure of our overall profitability but a supplemental measure of the operating performance of our studios. While Studio-Level EBITDA excludes regional and corporate general and administrative expenses that are not necessary to operate our studios, these excluded expenses are essential to support the operation and development of our studios; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA, Studio-Level EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA and Studio-Level EBITDA along with other GAAP-based financial performance measures, including cash flows from operating activities, investing activities and financing activities, net loss and our other GAAP financial results.

(4)	Adjusted EBITDA Margin and Studio-Level EBITDA Margin are each calculated as Adjusted EBITDA or Studio-Level EBITDA, as applicable, divided by net revenues.
(5)	Average Unit Volume, or AUV, for any 12-month period is calculated by dividing total net revenues by the number of studios open during that period. For studios that are not open for the entire period, we make fractional adjustments to the number of studios open such that it corresponds to the period of associated net revenues.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our historical results of operations and our liquidity and capital resources should be read together with the consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical financial information, this prospectus contains “forward-looking statements.” You should review the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for factors and uncertainties that may cause our actual future results to be materially different from those in our forward-looking statements. Forward-looking statements in this prospectus are based on information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statements.

Company Overview

YogaWorks is a healthy lifestyle brand focused on enriching and transforming lives through yoga. We strive to honor and empower our students’ journey toward personal growth and well-being, no matter their age or physical ability, in an inclusive and community-oriented environment. We offer a broad range of yoga disciplines and levels from fast-paced flow to soothing restorative and integrated fitness classes—in order to meet the needs of our broad student base.

We operate in a number of regional operating segments with similar economic characteristics and report as one reportable segment.

Markets

We operate in regional markets across the U.S. As a result of the clustering of our studios in key geographic markets, and the flexibility we offer our students to use different studios in their regional markets and nationally, we do not report net revenues on an individual studio basis or report same studio sales. We prefer to analyze our financial results on a company-wide regional market basis. Given our focus on acquisitions, we may acquire stores in an existing regional market to capture more regional market share which may take some market share from our existing studios. We also may add or combine regions as we grow.

As of March 31, 2017, we owned and operated 50 yoga studios in 6 regional markets. The following table illustrates our studio locations by regional market:

	As of March 31, 2017		As of December 31,
			2016		2015
Regional Market	Number of Studios	Percentage of Net Revenues(1)	Number of Studios	Percentage of Net Revenues(2)	Number of Studios	Percentage of Net Revenues(2)
Los Angeles	17	42%	17	41%	15	46%
Orange County (California)(3)	4	7%	4	8%	5	11%
New York City(3)	5	14%	5	14%	6	18%
Northern California	13	25%	13	26%	12	23%
Boston	3	4%	2	3%	2	1%
Baltimore/Washington D.C.	8	8%	8	7%	7	1%

(1)	For the three months ended March 31, 2017. Assumes that any net revenues for teacher training, workshops and MyYogaWorks.com for such period are allocated to our regional markets on a proportional basis based on the market’s share of total studio net revenues for such period.

(2)	For the year ended December 31. Assumes that any net revenues for teacher training, workshops and MyYogaWorks.com for such period are allocated to our regional markets on a proportional basis based on the market’s share of total studio net revenues for such period.
(3)	Reflects closures in 2016 of one studio in Orange County (California) and one studio in New York City.

Key Metrics

Our financial results are primarily driven by the number of yoga studios we operate, the number of student visits to our studios and the number of classes that we conduct at our studios. The following table sets forth our key operating metrics for the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
Metric	2017	2016	2016	2015
Studios (period end)	50	49	49	47
Student visits(1)	760,707	789,677	2,946,807	2,439,469
Studio classes(2)	45,154	44,772	181,796	146,846

(1)	Student visits include each student’s attendance at a class in such period in which a teacher fee was paid for such class.
(2)	Studio classes include each completed class held at a studio in such period.

Factors Affecting Our Operating Results

Various factors are expected to continue to affect our future results of operations, including the following:

Overall economic trends. Consumer purchases of yoga studio classes and related merchandise can be affected by changes in disposable income, and consequently our results of operations are affected by general economic conditions. In addition, the growth rate of the overall United States yoga market could be affected by macroeconomic conditions in the United States.

Competition. The boutique fitness and overall exercise industry is highly competitive and operators compete based on a variety of factors, including studio design, location, class quality, instruction, price and customer service. The levels of competition and the ability of our competitors to more accurately predict class trends and otherwise attract customers through competitive pricing, compelling marketing or other factors, may impact our results of operations.

Revenue recognition for our various products. Our students generally pay for their visits through membership fees (unlimited classes), multi-class packages (fixed number of classes) and drop-in (single class) purchases. Membership, class package, workshop and teacher training revenues are generally paid in advance. There are primarily two types of memberships, monthly memberships and paid-in-full memberships (for six or twelve months), and revenues are recognized ratably over the membership period. Class package revenue is recognized based on aggregate usage patterns. Workshop and teacher training revenue is deferred until the date of the event or is recognized over the period the event takes place. As a result, the product mix of our sales in a period, and how revenue is recognized at the time of such sales and in subsequent periods, may affect our results of operations period to period. With the adoption of our more flexible pricing strategy in July 2016, our sales mix has shifted toward a higher number of class-package sales and a corresponding decline in monthly membership sales. We anticipate this trend to continue at a decreasing rate over time as students in our existing studios purchase class packages more frequently than memberships and as we acquire and open additional studios, and expect a more balanced mix between class packages and memberships over time. We expect that the impact of this shift in sales mix will be a reduction in the amount of revenue recognized in a given period by an increase in deferred revenue liability associated with class package sales, as well as a decrease in student visits, as students on class packages tend to visit studios less than students with membership.

New studios. We intend to increase the number of yoga studios we operate both through acquisitions and selectively opening new studios. As a result, the timing of acquisitions and expenditures related to new studios, as well as the pace at which we transition acquired studios to the YogaWorks operating model, may affect our results of operations in future periods.

Changes in pricing. We offer a variety of pricing packages, including paid-in-full memberships (for six or twelve months), monthly memberships, multi-class packages and individual classes. The levels at which we are able to price our packages are influenced by a variety of factors, including the quality of our teachers, cost of labor, rent, prices at which our competitors are selling similar classes and the overall willingness of our students to pay for our classes. We sometimes also offer sales promotions, which may increase our student visits but decrease our operating margins.

In early 2016, we began evolving our pricing, product and promotional strategies to better serve our students. By July 2016, we had successfully implemented class package options at all of our studios in addition to adding the ability of our students to purchase memberships and packages online. We believe the offering of additional products that provide more flexibility will draw a broader student base over time. During the same period we reduced our reliance on deeply discounted promotional programs, including annual membership drives that historically drove a significant amount of prepaid annual memberships, as a key revenue generation tactic. Our intent is to focus the students’ attention on content and product, instead of price, and thereby extend our long term brand equity as a result.

Changes in operating expenses. Our operating expenses and our rent expenses are primarily based on the number of studios we have open. For individual studios, short term fluctuations primarily relate to teacher payroll and other studio labor costs and, to a lesser extent, other overhead expenses. Our marketing expenses may also increase in the future as we increase our marketing programs for existing and new studios.

Seasonality. We have historically experienced seasonal and quarterly variations in our net revenues and income from operations. These variations are primarily related to increased class visits during the first quarter, as students tend to exercise more regularly at the beginning of each calendar year as a part of setting goals for the upcoming year.

Components of Our Financial Performance

In assessing the financial performance of our business, we consider a variety of financial and operating metrics, including the following:

Net revenues. We derive revenues primarily from conducting yoga classes, both in our studios and through MyYogaWorks.com. We also derive additional revenues from teacher training programs, workshops and the sale of yoga-related retail merchandise. We expect net revenues from teacher training programs, workshops and the sale of yoga-related retail merchandise to generally be consistent as a percentage of our total net revenues year-to-year because net revenue from teacher trainings, workshops and retail sales are primarily driven by the same key metrics that drive our yoga class revenue, namely, the number of studios we operate, the number of student visits to our studios and the number of classes we conduct at our studios. Our students generally pay for their visits through membership fees (unlimited classes), multi-class packages (fixed number of classes) and drop-in (single class) purchases. Membership, class package, workshop and teacher training revenues are generally paid in advance. There are primarily two types of memberships, monthly memberships and paid-in-full memberships (for six or twelve months), and revenue is recognized over the membership period. Class package revenue is recognized based on aggregate usage patterns. Workshop and teacher training revenue is deferred until the date of the event or is recognized over the period the event takes place.

Cost of revenues. Cost of revenues consists of direct costs associated with delivering our classes and services, which mainly includes teacher payroll and related expenses, and cost of physical goods sold, such as yoga clothing and accessories. We review our inventory levels of physical goods on an ongoing basis to identify slow-moving yoga merchandise and use retail product markdowns to efficiently sell those retail products. We expect that our newer studios to have higher cost of revenues as a percent of net revenues as they ramp to maturity.

Center operations. Center operations consist of costs for studio rent, utilities, compensation and benefits for studio staff, sales support staff and management, sales and marketing expenses and certain studio-level general and administrative expenses. We recognize these costs as an expense when incurred.

General and administrative expenses. General and administrative expenses include corporate rent, marketing, office expenses and compensation and benefits costs for regional management and other regional support staff, executive, finance and accounting, human resources, information technology, administration, business development, legal and other support-function personnel. General and administrative expenses also include fees for professional services, insurance and licenses, as well as acquisition-related costs. As we grow our studio operations, we expect our aggregate general and administrative expenses to increase as we hire additional personnel in finance and accounting, human resources and administration to help manage our larger operations.

In connection with studio acquisitions we incur transaction costs. These transaction costs include expenses incurred prior to owning a new studio and primarily consist of legal fees, due diligence expenses, travel and consulting fees. The transaction costs are included in general and administrative expenses and are generally incurred and expensed within 30 days of the closing of the acquisition.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We expect that compliance with the rules and regulations of the Securities and Exchange Commission will increase our legal and financial compliance costs and will make some of our corporate and administrative activities more time consuming and costly. In addition, we expect that our management and other personnel will need to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring our compliance with the requirements of applicable laws and regulations. In addition, we expect to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Pre-Opening Costs. In connection with opening new yoga studios, we incur pre-opening costs. Pre-opening costs include expenses incurred prior to the opening of a new yoga studio and primarily consist of payroll, travel, marketing, teacher training, initial opening supplies and costs of transporting initial retail apparel inventory and fixtures for our studios, as well as occupancy costs incurred from the time of possession of a yoga studio site to the opening of that studio. These pre-opening costs are included in cost of revenues, center operations and general and administrative expenses and are generally incurred and expensed within 30 days of opening a new yoga studio.

Depreciation and amortization. Depreciation and amortization includes the depreciation of property and equipment, and the amortization expense of intangible assets.

Asset impairments. Asset impairments includes an asset impairment of our long-lived assets, finite-lived intangible assets or goodwill recognized in the applicable year. We test for such impairments at least annually, or whenever events or changes in circumstances indicate that an impairment of the applicable asset has occurred.

Results of Operations

The following table summarizes key components of our consolidated statement of operations for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
(dollars in thousands)	2017	2016	2016	2015
	(unaudited)
Net revenues	$13,990	$15,092	$55,090	$48,506
Cost of revenues and operating expenses:
Cost of revenues	5,129	5,318	20,535	17,105
Center operations	5,687	5,563	22,469	19,859
General and administrative expenses	3,010	3,178	11,067	12,556
Depreciation and amortization	2,201	2,181	8,893	6,515
Goodwill impairment	–	–	–	927

Total cost of revenues and operating expenses	16,027	16,240	62,964	56,962

Loss from operations	(2,037)	(1,148)	(7,874)	(8,456)
Interest expense, net	562	391	1,587	746

Net loss before provision for income taxes	(2,599)	(1,539)	(9,461)	(9,202)
Provision for income taxes	18	7	43	13

Net loss	$(2,617)	$(1,546)	$(9,504)	$(9,215)

The following table sets forth our consolidated statement of operations data as a percentage of net revenues:

	For Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015
	(unaudited)
Net revenues	100%	100%	100%	100%
Cost of revenues and operating expenses:
Cost of revenues	37	35	37	35
Center operations	41	37	41	41
General and administrative expenses	22	21	20	26
Depreciation and amortization	16	14	16	13
Goodwill impairment	–	–	–	2

Total cost of revenues and operating expenses	116	107	114	117

Loss from operations	(15)	(8)	(14)	(17)
Interest expense, net	4	2	3	2
Net loss before provision for income taxes	(19)	(10)	(17)	(19)
Provision for income taxes	–	–	–	–

Net loss	(19%)	(10%)	(17%)	(19%)

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016 (unaudited)

	Three Months Ended		Variance
(in thousands)	Mar 31, 2017	Mar 31, 2016	Dollar	Percent
Net revenues	$13,990	$15,092	$(1,102)	(7%)
Cost of revenues and operating expenses:
Cost of revenues	5,129	5,318	(189)	(4)
Center operations	5,687	5,563	124	2
General and administrative expenses	3,010	3,178	(168)	(5)
Depreciation and amortization	2,201	2,181	20	1

Total cost of revenues and operating expenses	16,027	16,240	(213)	(1)

Loss from operations	(2,037)	(1,148)	889	(77)
Interest expense, net	562	391	171	44

Net loss before income taxes	(2,599)	(1,539)	1,060	(69)
Provision for income taxes	18	7	11	157

Net loss	$(2,617)	$(1,546)	$1,071	(69%)

Net revenues. The decrease in net revenue between the three months ended March 31, 2017 and the three months ended March 31, 2016 was primarily due to $0.9 million less deferred revenue being recognized as revenue between the comparable periods. The higher amount of deferred revenue recognized as revenue in the first quarter of 2016 was partially due to increased year-end discounting of paid-in-full memberships at the end of 2015, which drove sales of such memberships and thereby increased the deferred revenue balance going into 2016. We did not repeat the same year-end discounting of paid-in-full memberships in the fourth quarter of 2016. As a result, the deferred revenue balance for paid-in-full memberships going into 2017 was $0.6 million lower, leading to less revenue recognized in the first quarter of 2017 from previously sold paid-in-full memberships. During the first quarter of 2017, we sold more class packages and paid-in-full memberships (which require a longer period of time to be recognized as revenue in comparison to our other sales options) than we did in the first quarter in 2016 (in which we had a higher percentage of monthly membership fee revenue in comparison to the first quarter of 2017), which resulted in less revenue being recognized during the first quarter of 2017. We believe the implementation of our strategy to sell more class packages allows us to better serve our students and will draw a broader student base over time. We anticipate our deferred revenue, subject to refunds, to be recognized as net revenue over time as it is deemed earned based on pattern of usage or the applicable product’s expiration period. Other changes in net revenues between the comparable periods include an increase in net revenues from teacher trainings by $11,308, a decrease in net revenues from workshops by $0.2 million and a decrease in net revenues from retail sales by $0.2 million. The decrease in net revenues from workshops was primarily due to a reduction in the number of workshop events held in the first quarter of 2017 compared to the first quarter of 2016. The decrease in net revenues from retail sales was due to a new customer loyalty program implemented in February 2016 in which we offered price discounts on our retail merchandise.

Cost of revenues. The decrease in cost of revenues between the three months ended March 31, 2017 and the corresponding period in 2016 was primarily due to a decrease of $0.2 million in workshop and retreat costs caused by conducting less workshops and retreats in the first quarter of 2017 in comparison to the first quarter of 2016.

Center operations. Center operations expense increased between the three months ended March 31, 2017 and the three months ended March 31, 2016 primarily due to the opening of two studios in the first quarter of 2016 in Los Angeles that did not have an entire quarter of expenses as compared to the first quarter of 2017 which included a full quarter of expenses for these studios plus the impact of two new studios that were opened after the first quarter of 2016. The above changes resulted in increased studio lease costs of $0.2 million from the first quarter of 2016 as compared to the first quarter of 2017.

General and administrative. General and administrative expenses decreased between the three months ended March 31, 2017 and the three months ended March 31, 2016 primarily due to a reduction in our non-studio employee headcount that resulted in a decrease of $0.4 million in payroll expense and a decrease in promotional and marketing expenses of $0.2 million, partially offset by an increase of $0.5 million in stock-based compensation expense due to the grant of options to purchase up to 1,425,641 shares of our common stock in the first quarter of 2017.

Depreciation and amortization. There was no material change in depreciation and amortization expense between the three months ended March 31, 2017 and March 31, 2016.

Interest expense, net. There was no material change in interest expense, net between the three months ended March 31, 2017 and March 31, 2016.

Provision for income taxes. There was no material change in the provision for income taxes between the three months ended March 31, 2017 and March 31, 2016. Our effective income tax rate was (0.96)% for the three months ended March 31, 2017 and (0.46)% for the three months ended March 31, 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

	Year Ended December 31,		Variance
(dollars in thousands)	2016	2015	Dollar	Percent
Net revenues	$55,090	$48,506	$6,584	14%

Cost of revenues	20,535	17,105	3,430	20
Center operations	22,469	19,859	2,610	13
General and administrative expenses	11,067	12,556	(1,489)	(12)
Depreciation and amortization	8,893	6,515	2,378	37
Goodwill impairment	–	927	(927)	(100)

Total cost of revenues and operating expenses	62,964	56,962	(6,002)	11

Interest expense, net	1,587	746	841	113
Provision for income taxes	43	13	30	231%

Net loss	$(9,504)	$(9,215)	$289	(3)%

Net revenues. Net revenues increased in 2016 due primarily to a 21% increase in the number of visits to our studios from 2015, the opening of four additional studios in 2016 (two in Los Angeles, one in Northern California and one in Boston), the full-year impact from the consolidation of the 17 studios we acquired during 2015 (eight in Northern California, seven in Baltimore and two in Boston) and the three studios we opened during 2015 (two in Los Angeles and one in Northern California), net of the impact from the closure of two studios in 2016 (one in Orange County and one in Northern California). In 2016, our net revenues were also favorably impacted by our moving towards a more flexible pricing strategy to include class packages (in addition to memberships and drop-in classes) as well as moving away from our past reliance on a discounted promotional pricing strategy focused on memberships. In 2016, net revenues from class packages increased $2.9 million and net revenues from teacher training increased $1.2 million. These increases were partially offset by a decrease in net revenues from paid-in-full memberships of $0.8 million. In comparing net revenues derived from teacher training programs, workshops and the sale of yoga-related retail merchandise in 2015 and 2016, net revenues from our teacher training program increased by $1.2 million, net revenue from workshops increased by $0.2 million and net revenues from our retail sales decreased by $0.2 million primarily driven by increases in visits and a net increase in studios.

Cost of revenues. Cost of revenues increased in 2016 due primarily to a 24% increase in the number of classes we held from 2015, the opening of four additional studios in 2016, the full-year impact from the consolidation of the 17 studios we acquired during 2015 and the three studios we opened during 2015, net of the impact from the closure of two studios in 2016. The above changes resulted in increased teacher payroll costs of $2.9 million from 2015 to 2016.

Center operations. Center operations expense increased in 2016 due the opening of four additional studios in 2016, the full-year impact from the consolidation of the 17 studios we acquired during 2015 and the three studios we opened during 2015, net of the impact from the closure of two studios in 2016. The above changes resulted in increased lease expenses of $2.4 million in 2016 due to annual rent escalations in some of our studios’ lease agreements and additional property tax obligations.

General and administrative. General and administrative expenses decreased in 2016 mainly due to operational efficiency initiatives we implemented during the year, which primarily included a reduction in our non-studio employee headcount, that resulted in a decrease of $0.5 million. General and administrative expenses decreased in 2016 also because of a reduction of our acquisition-related professional expenses of $0.3 million from 2015 to 2016 and a reduction in marketing expense from 2015 to 2016 of $0.1 million, offset by an increase in severance costs of $0.2 million from 2015 to 2016 as a result of a reduction in headcount of non-studio employees.

Depreciation and amortization. Depreciation and amortization expense increased in 2016 primarily due to the intangible assets and property, plant and equipment resulting from our 16 studio acquisitions in 2015 being subject to a full year of depreciation or amortization for the 2016 fiscal year.

Goodwill impairment. We recognized an impairment of goodwill of $0.9 million in 2015. We did not record any impairment losses related to goodwill in 2016. See “Risk Factors—Risks Related to Our Business and Industry—Any further impairment of goodwill could adversely affect our financial condition and results of operations.”

Interest expense, net. Interest expense, net, primarily consisted of interest expense on the term loans under the Loan Agreement and the 2015 GHP Convertible Notes. Interest expense increased in 2016 due to the term loan under our Loan Agreement and the 2015 GHP Convertible Notes being outstanding for the full year.

Provision for income taxes. Provision for income taxes increased in 2016 primarily due to a $36,508 increase in our net deferred tax liability from December 31, 2015 to December 31, 2016.

Quarterly Results of Operations (unaudited)

The following tables set forth our quarterly unaudited consolidated statements of operations data in dollars and as a percentage of net revenues for each of the nine quarters through the period ended March 31, 2017. We have prepared the quarterly unaudited consolidated statements of operations data on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information in these tables reflects all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of this data. This information should be read together with the audited consolidated financial statements and unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results for any future period.

	Three Months Ended
(in thousands)	Mar 31, 2017	Dec 31, 2016	Sept 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015	Mar 31, 2015
Net revenues	$13,990	$13,173	$13,495	$13,330	$15,092	$13,375	$12,467	$11,582	$11,082
Cost of revenues and operating expenses
Cost of revenues	5,129	4,990	4,943	5,284	5,318	4,855	4,234	3,946	4,070
Center operations	5,687	5,639	5,735	5,532	5,563	5,099	5,102	4,845	4,813
General and administrative expenses	3,010	2,592	2,572	2,725	3,178	3,479	2,832	2,876	3,369
Depreciation and amortization	2,201	2,235	2,250	2,227	2,181	2,080	1,934	1,378	1,123
Goodwill impairment	–	–	–	–	–	927	–	–	–

Total cost of revenues and operating expenses	16,027	15,456	15,500	15,768	16,240	16,440	14,102	13,045	13,375

Loss from operations	(2,037)	(2,283)	(2,005)	(2,438)	(1,148)	(3,065)	(1,635)	(1,463)	(2,293)
Interest expense, net	562	407	399	390	391	380	270	77	19

Net loss before income taxes	(2,599)	(2,690)	(2,404)	(2,828)	(1,539)	(3,445)	(1,905)	(1,540)	(2,312)
Provision (benefit) for income taxes	18	14	18	4	7	(11)	7	6	11

Net loss	$(2,617)	$(2,704)	$(2,422)	$(2,832)	$(1,546)	$(3,434)	$(1,912)	$(1,546)	$(2,323)

The following table sets forth our unaudited consolidated results of operations for the specified periods as a percentage of our net revenues for those periods.

	Three Months Ended
	Mar 31, 2017	Dec 31, 2016	Sept 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015	Mar 31, 2015
Net revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues and operating expenses
Cost of revenues	37	37	37	40	35	36	34	34	37
Center operations	41	43	42	41	37	38	40	42	44
General and administrative expenses	22	20	19	20	21	26	23	25	30
Depreciation and amortization	16	17	17	17	14	16	16	12	10
Goodwill impairment	–	–	–	–	–	7	–	–	–

Total cost of revenues and operating expenses	116	117	115	118	107	123	113	113	121

Loss from operations	(15)	(17)	(15)	(18)	(8)	(23)	(13)	(13)	(21)
Interest expense, net	4	3	3	3	2	3	2	1	–

Net loss before income taxes	(19)	20	(18)	(21)	(10)	(26)	(15)	(14)	(21)
Provision (benefit) for income taxes	–	–	–	–	–	–	–	–	–

Net loss	(19%)	(20%)	(18%)	(21%)	(10%)	(26%)	(15%)	(14%)	(21%)

The following table presents a reconciliation of Adjusted EBITDA and Studio-Level EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP. For more information on our use of Adjusted EBITDA and Studio-Level EBITDA, and to the limitations of using such non-GAAP measurements, see footnote 3 in the section captioned “Selected Consolidated Financial Data”.

	Three Months Ended
(in thousands)	Mar 31, 2017	Dec 31, 2016	Sept 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015	Mar 31, 2015
Net loss	$(2,617)	$(2,704)	$(2,422)	$(2,832)	$(1,546)	$(3,434)	$(1,912)	$(1,546)	$(2,323)
Interest expense, net	562	407	399	390	391	380	270	77	19
Provision for income taxes	18	14	18	4	7	(11)	7	6	11
Depreciation and amortization	2,201	2,235	2,250	2,227	2,181	2,080	1,934	1,378	1,123
Goodwill impairment	–	–	–	–	–	927	–	–	–
Deferred rent(a)	31	(32)	61	66	181	65	223	149	366
Stock based compensation(b)	539	2	2	12	7	10	7	–	–
Acquisition professional expenses(c)	–	–	–	–	–	118	69	38	39
Severance(d)	82	124	86	15	–	10	42	46	–
Executive recruiting(e)	–	–	9	47	–	93	–	–	–
Great Hill Partners expense reimbursement fees(f)	25	25	25	25	25	25	25	25	25

Adjusted EBITDA	$841	$71	$428	$(46)	$1,246	$263	$665	$173	$(740)
Other general and administrative expenses(g)	2,364	2,446	2,454	2,627	3,147	3,231	2,708	2,788	3,310

Studio-Level EBITDA	$3,205	$2,517	$2,882	$2,581	$4,393	$3,494	$3,373	$2,961	$2,570

Over the periods presented, we have experienced a growth trend in net revenue, cost of revenues and center operations due to studios that we have acquired and opened. Net revenue for the three months ended March 31, 2016 also included the favorable impact of $0.9 million of revenue recognized in the period from sales of paid-in-full memberships and teacher trainings in prior periods (for which payment was made in advance) originally recorded as deferred revenue in such periods. The increase in cost of revenue as a percentage of net revenue for the three months ended June 30, 2016 was the result of a higher number of workshop events scheduled during the quarter. Workshop events have a higher cost of revenues as a percentage of net revenue compared to our service offerings. The general decrease in general and administrative expense as a percentage of net revenue since the three months ended March 31, 2015 was primarily related to the leveraging of our infrastructure as we grew our studio base.

Liquidity and Capital Resources

We have a history of operating losses and an accumulated deficit of $36.3 million as of March 31, 2017. In addition, we had negative working capital of $3.4 million at March 31, 2017, $3.7 million at December 31, 2016 and $14.4 million at December 31, 2015. Historically, we have satisfied our liquidity needs primarily through cash generated from financing activities, including cash generated from our Loan Agreement and convertible notes issued from time to time to Great Hill Partners. Our principal liquidity needs include cash used for operations (such as rent and labor costs), acquisitions, capital expenditures for the development of new studios and other capital expenditures necessary to improve existing studios, primarily leasehold improvements and additional furniture and fixtures.

Based upon our current level of operations, we believe that our cash balance on hand, together with the net proceeds of this offering, our cash flow from operations and our ability to draw under our Loan Agreement prior to the closing of this offering will be adequate to meet our short- and long-term liquidity requirements for at least the next twelve months from the date of this prospectus. There can be no assurance that we will sustain positive cash flows from operations or achieve profitability, and incremental funding from Great Hill Partners may be required as needed if this offering is not consummated. If available funds are not adequate, we may need to obtain additional funding or scale back operations.

We utilize operating lease arrangements for all of our studios. We believe that our operating lease arrangements continue to provide the appropriate leverage for our capital structure in a financially efficient manner. Because we lease all of the properties related to our studios, as well as our corporate office, we do not have any debt that is secured by real property.

Selected Cash Flow Data

The following table and discussion presents, for the periods indicated, a summary of cash flow data from operating, investing and financing activities.

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015
(dollars in thousands)	(unaudited)
Provided by (used in) operating activities	$783	$(779)	$762	$(888)
Used in investing activities	(196)	(923)	(2,097)	(15,124)
Provided by (used in) financing activities	2,956	–	(526)	15,273
Increase (decrease) in cash and cash equivalents	3,543	(1,702)	(1,861)	(738)
Cash and cash equivalents at beginning of period	1,912	3,773	3,773	4,511
Cash and cash equivalents at end of period	5,455	2,071	1,912	3,773

Net cash provided by (used in) operating activities

For the three months ended March 31, 2017, our cash provided by operating activities primarily resulted from our net loss of $2.6 million, which included depreciation and amortization expense of $2.2 million and stock-based compensation expense of $0.5 million. Prepaid expenses and other current assets decreased $1.1 million due to a decrease in prepaid rent.

For the three months ended March 31, 2016, our cash used in operating activities primarily resulted from our net loss of $1.5 million, which included depreciation and amortization expense of $2.2 million. Deferred revenue decreased $1.0 million due to timing of when membership and class package sales occurred and when the corresponding revenue recognized for such sales occurred.

For the year ended December 31, 2016, our cash provided by operating activities primarily resulted from our net loss of $9.5 million, which included depreciation and amortization expense of $8.9 million, and tenant improvement allowances received of $1.6 million. Prepaid expenses and other assets increased $0.9 million due to increases in prepaid rent, and deferred revenue decreased $0.6 million due to timing of when memberships and class packages had been sold and when the corresponding revenue recognized for such sales occurred.

For the year ended December 31, 2015, our cash used in operating activities primarily resulted from our net loss of $9.2 million, which included depreciation and amortization expense of $6.5 million, and impairment losses of $0.9 million. Deferred rent increased $0.8 million primarily due to accounting adjustments for leases entered into prior to Great Hill Partner’s acquisition of us.

Net cash used in investing activities

For the three months ended March 31, 2017, our cash used in investing activities primarily resulted from $0.2 million of purchases of property and equipment.

For the three months ended March 31, 2016, our cash used in investing activities primarily resulted from $0.9 million in construction costs of new studios.

For the year ended December 31, 2016, our cash used in investing activities primarily resulted from $2.1 million of purchases of property and equipment.

For the year ended December 31, 2015, our cash used in investing activities primarily resulted from $11.5 million of cash used for acquisitions (net of cash acquired) and $3.4 million of purchases of property and equipment.

Net cash provided by (used in) financing activities

For the three months ended March 31, 2017, our cash provided by financing activities primarily resulted from the issuance of 2017 GHP Convertible Notes, in the aggregate principal amount of $3.2 million, less $0.2 million in payments to settle promissory notes related to acquisitions made in fiscal year 2015.

For the three months ended March 31, 2016, there were no cash flows from financing activities.

For the year ended December 31, 2016, our cash used in financing activities primarily resulted from principal payments under our subordinated note agreement of $0.5 million, partially offset by $17,877 of net proceeds from the issuance of shares of our common stock.

For the year ended December 31, 2015, our cash used in financing activities primarily resulted from our receipt of $7.0 million from the funding of our term loans under the Loan Agreement and

$10.2 million from the issuance of the 2015 GHP Convertible Notes, partially offset by a $1.4 million repayment on our equipment line, $0.5 million debt issuance cost and $16,581 principal payment on our notes payable.

Credit and Other Obligations

Loan Agreement with Deerpath Funding LP

On July 24, 2015, we entered into a Loan Agreement by and among us and our subsidiaries, Deerpath Funding, LP, as administrative agent and collateral agent and the lenders party thereto. The Loan Agreement provided YogaWorks, Inc. and certain of our subsidiaries (the “Borrowers”) with an initial senior secured term loan of $5.0 million, and upon our meeting certain conditions, gave the Borrowers the ability to borrow up to an additional $15.0 million in senior secured term loans. On July 24, 2015, the Borrowers borrowed $5.0 million under the Loan Agreement. In December 2015, the Borrowers borrowed an additional $2.0 million pursuant to a First Amendment to Loan Agreement. As of March 31, 2017, the outstanding principal balance under the Loan Agreement was $6.9 million, and bore interest at the LIBOR rate plus 8.00%. At that date, the Borrowers had $13.1 million of incremental borrowing availability under the Loan Agreement. On March 27, 2017, we entered into the Second Amendment to Loan Agreement. Pursuant to the Second Amendment, effective as of January 1, 2017 to March 31, 2018, the loans under the Loan Agreement will bear interest at a rate of LIBOR plus 8.00%, with a decrease to LIBOR plus 7.50% upon the consummation of our initial public offering if our initial public offering is consummated on or prior to December 31, 2017 and results in aggregate cash proceeds of at least $25.0 million. Upon the first fiscal quarter we are in compliance with our Loan Agreement’s financial ratio covenants, starting with the fiscal quarter ending March 31, 2018, and so long as there is no default or potential event of default under the Loan Agreement, the applicable interest rate on our loans will be LIBOR plus 7.00%.

Borrowings under our Loan Agreement are secured, subject to permitted liens, by a first-priority lien on, and perfected security interest in, substantially all of our and our subsidiaries’ assets. In addition, we and our subsidiary, Whole Body, Inc., each agreed to guarantee the obligations of the Borrowers under the Loan Agreement. Our Loan Agreement contains customary representations and warranties and customary events of default, as well as affirmative and negative covenants, including restrictions concerning the incurrence of indebtedness and liens, mergers, consolidations and acquisitions, sales of assets, the conduct of our business, investments, dividends, redemptions and distributions and affiliated transactions. Our Loan Agreement also requires us to maintain compliance with a senior debt to EBITDA ratio, not to exceed 3.00 to 1.00, and a fixed charge coverage ratio of at least 1.25 to 1.00. Pursuant to the Second Amendment to Loan Agreement, dated March 27, 2017, our lenders agreed to not require testing of any of our financial covenant ratios under the Loan Agreement for the fiscal quarters ended March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017. Under the Second Amendment, we could be required to make a mandatory prepayment of the debt under the Loan Agreement equal to $1.3 million upon the earliest of any of the following events: (i) if we do not consummate our initial public offering by December 31, 2017; (ii) if we fail to comply with the financial ratio covenants under the Loan Agreement for the fiscal quarter ending March 31, 2018; or (iii) if we fail to deliver monthly financial statements as of, and for the period ending on, March 31, 2018.

We intend to cancel the Loan Agreement in connection with the closing of this offering.

Great Hill Convertible Notes

On June 3, 2015, we issued to Great Hill Partners the 2015 GHP Convertible Notes in an aggregate principal amount of $10.2 million, each with an annual interest rate of 8%. As part of a series of recapitalization transactions completed on March 24, 2017, the aggregate principal amount of the 2015 GHP Convertible Notes (as amended on that date), together with accrued and unpaid interest, was converted into 1,407,632 shares of our common stock.

On March 27, 2017, we issued to Great Hill Partners the 2017 GHP Convertible Notes in the aggregate principal amount of $3.2 million, with an annual interest rate of 8% and with a maturity date of March 27, 2018. These convertible notes are convertible into shares of our common stock, at the option of the holder, at a conversion rate of $8.40 per share of common stock. We intend to repay the 2017 GHP Convertible Notes in connection with the closing of this offering.

Subordinated Notes

In connection with our acquisition of studios in 2015, we issued two subordinated promissory notes to seller parties in the acquisitions with a principal amount of $200,000 on September 8, 2015 that matured on February 8, 2017 and $500,000 on October 27, 2015 that matured on October 27, 2016 (the “Subordinated Notes”). These subordinated promissory notes carried imputed interest at the applicable federal rate and were subordinated to indebtedness under the Loan Agreement. The subordinated note in the principal amount of $500,000 was fully repaid in 2016 and the subordinated note in the principal amount of $200,000 was fully repaid in February 2017.

Redeemable Preferred Stock

In connection with the formation of YogaWorks, Inc. in 2014, we issued 10,000 shares of redeemable preferred stock at a price per share of $5,050 per share. The redeemable preferred stock had a cumulative dividend rate of 8.0% percent per annum. On March 24, 2017, all of our shares of redeemable preferred stock were converted into 7,426,169 shares of our common stock.

Off-Balance Sheet Arrangements

As of December 31, 2016, we did not have any off-balance sheet arrangements, except for operating leases entered into in the normal course of business.

Contractual Obligations

The following table and discussion presents contractual obligations and commercial commitments as of December 31, 2016.

(dollars in thousands)	Total	2017	2018-2019	2020-2021	Thereafter
Operating lease obligations	$41,652	$8,785	$12,869	$8,996	$11,002
Loan Agreement(1)	7,156	419	700	6,038	–
2015 GHP Convertible Notes(2)	11,635	11,635	–	–	–

Total Minimum Payments	$60,443	$20,839	$13,569	$15,034	$11,002

(1)	Consists of our obligations under our Loan Agreement and the Subordinated Notes. In February 2017, we repaid the full outstanding balance under our Subordinated Notes, which had an outstanding balance of $0.2 million as of December 31, 2016. We intend to repay the outstanding balance under the Loan Agreement in connection with the closing of this offering and cancel that facility.
(2)	On March 24, 2017, the 2015 GHP Convertible Notes, which had an outstanding balance of $11.6 million as of December 31, 2016, were converted into shares of our common stock. On March 27, 2017, we issued to Great Hill Partners the 2017 GHP Convertible Notes in the aggregate principal amount of $3.2 million, which we intend to repay in connection with the closing of this offering.

We also enter into purchase commitments related to retail, equipment, construction and other service-related arrangements that occur in the normal course of business. Such commitments are excluded from the above table, as they are typically short-term in nature and are not material as of December 31, 2016.

Other long-term liabilities excluded from the above table include our 2017 GHP Convertible Notes, deferred rent and deferred tax liabilities. In addition, other unrecorded obligations that have been excluded from the contractual obligations table include contingent rent payments, property taxes, insurance payments and common-area maintenance costs.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of operating results and financial condition are based upon our consolidated financial statements included elsewhere in this prospectus. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures of contingent assets and liabilities. We base our estimates on assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below are the most difficult management decisions as they involve the use of significant estimates and assumptions as described above.

We are an emerging growth company under the JOBS Act. Emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Revenue Recognition

We generate revenues primarily from the sale of yoga classes, workshops, teacher training programs and yoga-related retail merchandise, net of discounts, refunds and returns at the time they are granted. Customers typically pay upfront for their services. Yoga classes are principally sold in two formats—class packages and memberships. Class packages are based on a fixed number of classes, while memberships provide unlimited classes over a certain time period. Membership, class package, workshop and teacher training revenues are generally paid in advance. There are primarily two types of memberships, monthly memberships and paid-in-full memberships (for six or twelve months), and revenues are recognized ratably over the membership period. Class package revenue is recognized based on aggregate usage patterns. Workshop and teacher training revenue is deferred until the date of the event or is recognized over the period the event takes place. Our deferred revenue balance was $4,478,318 as of March 31, 2017, $4,593,076 as of December 31, 2016 and $5,242,957 as of December 31, 2015. Our deferred revenue balance is reduced by refunds in the reporting period which results in less revenue recognized over the service term than originally anticipated. The accounts receivable balance was $99,992 as of March 31, 2017, $63,736 as of December 31, 2016 and $67,452 as of December 31, 2015 and is included in prepaid expenses and other current assets on our consolidated balance sheets.

Revenue for retail merchandise is recognized at the time of sale when the customer receives and pays for the merchandise at the stores. Taxes collected from the customer are recorded on a net basis. Sales returns by customers for yoga-related retail merchandise sales have historically not been material. We sell gift cards to our customers. The gift cards sold to customers have no stated expiration dates and are subject to actual and/or potential escheatment rights in several of the jurisdictions in which we operate. We recognize income from gift cards when redeemed by the customer. We do not estimate gift card breakage. Our gift card liability balance was $395,144 as of March 31, 2017, $442,947 as of December 31, 2016 and $343,401 as of December 31, 2015 and is included in deferred revenue on our consolidated balance sheets.

Income Taxes

Income taxes are accounted for under the asset and liability method prescribed by ASC 740 “Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. We measure tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which we expect to recover or settle those temporary differences. We recognize the effect of a change in tax rates on deferred tax assets and liabilities in income in the period that includes the enactment date. We provide a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

We follow ASC Topic 740-10 which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. Therefore, there will only be recognition where a tax position is more likely than not to be sustained upon examination by taxing authorities. We recognize interest and penalties on taxes, if any, related to unrecognized tax benefits as income tax expense. As of March 31, 2017, December 31, 2016 and 2015, we had no material uncertain tax positions to be accounted for in the financial statements; accordingly, no interest or penalties on taxes were recognized in the three months ended March 31, 2017, the year ended December 31, 2016 or the year ended December 31, 2015.

We are undergoing an examination of the federal income tax return filed for our 2015 tax year by the Internal Revenue Service. We are currently not under examination by state and local tax authorities.

Asset Impairment Assessments

Valuation of Long-Lived Assets and Finite-Lived Intangible Assets. We review long-lived assets other than goodwill and indefinite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated undiscounted future cash flows directly associated with the asset are compared to the asset’s carrying amount. If the estimated future cash flows from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the asset to its estimated fair value. No impairment was recognized to long-lived assets or finite-lived intangible assets in 2016 or in 2015.

Recoverability of Goodwill. Goodwill is not amortized but rather is tested for impairment on annual basis, or if there is a triggering event or circumstances require, on an interim basis, in accordance with ASC Topic 350 “Intangibles—Goodwill and Other”. We perform our goodwill impairment test annually in the fourth quarter of the year, or more frequently if impairment indicators arise. We review goodwill for impairment utilizing either a qualitative assessment or a two-step process. If we decide that it is appropriate to perform a qualitative assessment and conclude that the fair value of a reporting unit more likely than not exceeds its carrying value, no further evaluation is necessary. If we perform the two-step process, the first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The fair values of goodwill are determined using valuation techniques based on estimates, judgments and assumptions management believes are appropriate in the circumstances. No impairment was recognized to goodwill in the three months ended March 31, 2017 or for the year ended December 31, 2016. We recorded a write-down of goodwill of $0.9 million in 2015.

We incurred a net loss of $2.6 million for the three months ended March 31, 2017, $1.5 million for the three months ended March 31, 2016, $9.5 million for the year ended December 31, 2016 and $9.2 million for the year ended December 31, 2015 and had net cash provided by operating activities of $0.8 million for the year ended December 31, 2016. If we continue to experience net losses or our cash flows from operating activities decline or become negative, it could require us to lower our assessment of the fair value of our business. If this were to occur, we could be required to record additional material impairment charges to goodwill which could have a material adverse effect on our business, financial condition and results of operations.

Stock-Based Compensation

We record stock-based compensation expense in accordance with the provisions of ASC 718 Compensation—Stock Compensation for all equity awards made to employees based on the estimated fair value of such awards as of the grant date. The expense is recognized over the employee’s requisite service period (the vesting period, generally four years). The fair value of shares of our common stock is estimated using a generally accepted valuation methodology, see Note 13 to our audited consolidated financial statements included in this prospectus, and the fair value of the options is calculated using the Black-Scholes option-pricing model. Using this option-pricing model, the fair value of each employee award is estimated on the grant date. The fair value is expensed on a straight-line basis over the vesting period. The expected volatility assumption is based on the volatility of the share price of comparable public companies. The expected life is determined using the “simplified method” permitted by Staff Accounting Bulletin Numbers 107 and 110 (the midpoint between the term of the agreement and the weighted average vesting term). The risk-free interest rate is based on the implied yield on a U.S. Treasury security at a constant maturity with a remaining term equal to the expected term of the option granted. The dividend yield is zero, as we have never declared a cash dividend. We recognize equity-based compensation expense for only those options expected to vest on a straight-line basis over the requisite service period of the award.

On February 11, 2016, the board of directors of the Company granted options to purchase 832 shares of our common stock with an exercise price of $9.20 per share, which was also the fair value per share price of common stock as determined by our board of directors on the grant date. In conjunction with our year-end procedures, our board of directors obtained a third-party valuation of our common stock as of December 2015, which suggested a fair value of $9.20 per share. Our board of directors considered this valuation together with other objective and subjective factors in reaching its determination of the fair value of our common stock as of February 11, 2016, the option grant date. In particular, our board of directors considered the general financial condition of the business, the continued illiquidity of our common stock given our status as a private company, our capital resources at that time, and the risks and uncertainties associated with further development and expansion of our business. In addition, as part of the year-end procedures for fiscal 2016, the Company obtained a third-party valuation of our common stock as of December 2016, which determined a fair value of $8.40 per share. The decrease in the fair value of our common stock when compared to the prior year is due primarily to changes in market conditions, expectations, and assumptions appropriate for our company at the time of valuation.

On March 24, 2017, the Board of Directors of the Company amended the 2014 Stock Option and Grant Plan to increase the shares of Common Stock reserved for issuance thereunder to 1,695,484. In addition, the board of directors approved the grant of options to purchase 1,425,641 shares of our common stock to certain employees and consultants. The options granted had an exercise price of $8.40 per share, which was greater than the fair value of our common stock as determined by our board of directors on the grant date. In conjunction with our quarter-end procedures and our granting of stock options in the quarter, our board of directors obtained a third-party valuation of our common stock as of March 24, 2017, which suggested a fair value of $5.88 per share. The enterprise valuation that we obtained as of March 24, 2017 increased when compared to the December 2016 enterprise valuation. The increase in fair value was driven largely by the increased likelihood of an initial public offering which resulted in higher financial multiples that comparable public companies are trading at, higher multiples that recent transactions have been priced at, and the increase in our revenue and other financial performance growth rates used in the December 2016 valuation. We believe it is reasonable to expect that the completion of an initial public offering will add value to the shares of our common stock because they will have increased liquidity and marketability. The decrease in fair value per share as compared to the prior year per share value is due primarily to the dilutive effect of increased outstanding common stock due to the conversion of the 2015 GHP Notes and our redeemable preferred stock to common stock.

Stock-based compensation expense was $538,872 for the three months end March 31, 2017, $23,443 for the year ended December 31, 2016 and $16,942 for the year ended December 31, 2015 and was recorded in cost of revenue and general and administrative expenses.

Valuation of Common Stock

Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including our financial and operating history; recent equity financings and the related valuations; the estimated present value of our future cash flows; industry information such as market size and growth; market capitalization of comparable companies and the estimated value of transactions such companies have engaged in; the rights, preferences and privileges of our preferred stock relative to those of our common stock; equity market conditions affecting comparable public companies; the lack of marketability of our common stock; and macroeconomic conditions. In addition, our board of directors also considered valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Estimates of fair value are sensitive to such factors.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Recent Accounting Pronouncements

See Note 3 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to interest rate risk through fluctuations in interest rates on our debt obligations. Borrowings under our Loan Agreement carry interest at a floating rate. We seek to manage exposure to adverse interest rate changes through our normal operating and financing activities. As of March 31, 2017, we had $6.9 million in outstanding borrowings under our Loan Agreement at an interest rate of LIBOR + 8%, which was 9%. A 1% increase in the interest rate on the Loan Agreement would result in an increase of our interest expense by approximately $69,000. Effective as of January 1, 2017, the loans under the Loan Agreement bear interest at a rate of LIBOR plus 8.00%, with a decrease to LIBOR plus 7.50% upon the consummation of this offering, if this offering is consummated on or prior to December 31, 2017 and results in aggregate cash proceeds of at least $25.0 million. We intend to cancel the Loan Agreement in connection with the closing of this offering.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial. We cannot assure you our business will not be affected in the future by inflation.

BUSINESS

Our Mission

YogaWorks is a healthy lifestyle brand focused on enriching and transforming lives through yoga. We strive to honor and empower our students’ journey toward personal growth and well-being, no matter their age or physical ability, in an inclusive and community-oriented environment.

YogaWorks for Everybody

We are one of the largest and fastest growing providers of high quality yoga instruction in the U.S., with almost 3 million student visits in 2016 and 50 company-owned studios, as well as our Internet-based digital media service, MyYogaWorks.com. YogaWorks is the only national, multi-discipline yoga instruction company, and our highly recognizable brand is present in six geographically dispersed U.S. markets—Los Angeles, Orange County (California), New York City, Northern California, Boston and Baltimore/Washington D.C. Our teachers taught more than 180,000 classes in our conveniently located studios and attracted more than 225,000 students in 2016. Since 1990, we have offered the YogaWorks teacher training program, which we believe is the gold standard within the yoga community and respected across the globe for instructing teachers on how to teach yoga to a broad population of students. We believe our YogaWorks teacher training program extends our brand beyond our current six markets and that many of our 11,000 graduates serve as ambassadors of the YogaWorks brand and help us identify new markets.

We believe our approach to yoga has broad appeal and positions us for continued success. We strive to make yoga accessible to everyone and offer a lifestyle approach that can be applied on and off the mat. We help people improve their physical and mental well-being through the 5,000 year old tradition of yoga, which we practice as a community-oriented experience. Our bright, clean and inspiring studios offer a broad range of yoga disciplines and ability levels to meet the needs of a wide variety of students—from fast-paced flow to soothing restorative or integrated fitness classes. Our classes are designed to safely challenge practitioners of all levels, making yoga accessible to a diverse population ranging from beginners and casual practitioners to seasoned yogis and professional athletes. Students with limited mobility or those intimidated by traditional gym environments can stretch their bodies and their minds at YogaWorks to achieve a sense of accomplishment and relaxation and advanced yogis can be challenged by our seasoned teachers who provide a challenging and rigorous curriculum to deepen their practice.

We are told some students find yoga to be the only form of exercise they need or wish to do. Others enjoy how yoga complements their other exercise routines, as yoga can enhance performance and reduce injuries by helping people stretch to increase flexibility, strength, balance and focus. Whatever the motivation or frequency of use, we aim to support our students’ mental and physical well-being in addition to building confidence and a sense of possibility that lasts long after rolling up one’s mat. Our teachers practice safe techniques and our studios seek to be a nexus of health and wellness for our students.

Our student experience centers on three key benefits:

Connection: Our first goal is to help our students connect their bodies with their minds. In fact, the word “yoga” means to unite or join. We offer our students a variety of class options ranging from rigorous physical exertion to classes that provide a deep stretch that is low-impact. Each class requires a student to connect breathing with movement, necessitating tremendous focus. This concentration, in turn, helps our students to block out their worries, cares and distractions. Yoga offers a rare opportunity to slow down, tune out the world and work on improving one’s physical and mental well-being. We believe that healthy physical strengthening and stretching combined with meditation can lead to a feeling of centered positivity and relief from stress that so many seek.

Community: We feel the YogaWorks studio experience creates an emotional connection between our teachers and students that can last long after they leave the studio. Our inviting atmosphere fosters a supportive environment where students can work toward their fitness and mindfulness goals and meet others with similar interests. Our inclusive, non-judgmental approach enables students of all ages and ability feel accepted and respected. Friendly and trained greeters welcome our students, inform them about the YogaWorks offering, and assist them in finding the right class. During class, teachers combine group instruction with hands-on, one-on-one attention, as desired, to individualize each experience and improve a student’s technique. This student-teacher connection is an important step in building community. While each studio has a unique look and feel, all of our studios are unified by a shared brand, community-oriented mission, value system and focus on quality teaching and welcoming customer service. Studios are encouraged to get involved with their community by participating in local events, sponsoring special donation classes for local causes or reaching out to those who have not previously practiced yoga but may be interested in doing so.

Calm: From the moment a student enters our studio, we strive to create a tranquil space. Our practice rooms prepare students for a completely different experience geared towards mind-body balance. We do not generally allow cell phones or have mirrors or televisions as we believe they can be distracting and outwardly focused. The highlight of the YogaWorks experience is the class work, which is designed to help students strengthen their mind and body as well as find a sense of connection with their own center. As an additional benefit, most of our classes end with five to ten minutes of deep relaxation, or savasana, to engender a sense of calm that our students can take back with them to their everyday lives, after leaving our studios. In fact, these last few minutes of each class are often cited as our students’ favorite moment of each class and students leave visibly relaxed and calm—a feeling which is unique to the yoga experience.

Since 1990, we have offered our own teacher training program that derives its inspiration from combining three different respected yoga styles to create a unique YogaWorks approach. We believe our teacher training program is respected within the yoga community for training teachers how to tailor and curate classes, have a presence in the room and truly teach rather than focusing on memorizing and repeating rote sequences of postures. More than 11,000 teachers have graduated from our program since its inception, with alumni in nearly every state in the U.S. and numerous countries around the world.

We believe our teacher training offerings enhance our brand, provide us with a steady stream of well-trained, talented teachers to fill our schedules, and help us maintain a leadership position in the industry. Our training program is also an effective outreach tool, as our graduates often become ardent champions of our brand and programming. Additionally, by offering teacher classes in geographies where we do not operate a studio, we are able to extend our brand to new U.S. regions.

To make yoga accessible, we offer flexible pricing options that provide greater value with increased class usage. Students can choose from membership programs (monthly, six months or annual), packages of classes or single drop-in classes. Whether students seek a long-term commitment or single session, they can find a studio and class that works for them.

In addition to our in-studio instruction and teacher training programs, YogaWorks has developed, and markets and sells online subscriptions to, MyYogaWorks.com, an on-demand video library of over

1,000 proprietary instructional classes that allows students to practice yoga anytime, anywhere. We believe our MyYogaWorks.com classes are complementary to our in-studio classes as students can focus on a particular pose, hone a skill or continue their practice between visits. Our video classes are expertly taught by YogaWorks-trained teachers. While there is no hands-on instruction or community participation, MyYogaWorks.com offers students another way to connect with us and to access yoga in a convenient manner to further their healthy lifestyle. MyYogaWorks.com streamed almost 700,000 classes to over 18,000 users in more than 145 countries in 2016. Through MyYogaWorks.com, we are also able to extend our brand presence beyond our physical studio footprint and allow our teachers to reach students beyond the classroom.

Strong Financial Performance

As a result of our quality class offerings, talented teachers and solid brand reputation, we have achieved a strong historical financial performance. We derive our revenues from multiple sources, including in-studio instruction and retail sales, teacher training, workshops and subscriptions to MyYogaWorks.com. We believe our compelling value proposition to our students, consisting of competitive pricing for high-quality instruction, has also driven our growth throughout a variety of economic cycles and conditions since we were founded in 1987.

Our significant growth is reflected in:

•	49 studios at December 31, 2016 reflecting a CAGR of 19.5%, from 24 studios at December 31, 2012 (primarily related to our acquisition of 17 studios in 2015);

•	2.9 million visits in 2016, reflecting a CAGR of 13.6%, from 1.8 million visits in 2012; and

•	Net revenues of $55.1 million in 2016, reflecting a CAGR of 10.9%, from $36.4 million in 2012.

Our recent growth has been driven by our strategy of adding studios primarily through acquisitions and selectively building new studios. Through acquisitions we can quickly gain students, grow our market share and build on the operating momentum of these acquired businesses. Our acquisition strategy also allows us to immediately gain a strong presence in targeted markets and local communities.

We have developed a multi-factor evaluation system that allows us to quickly assess potential acquisition candidates and continually add qualified new targets to our active outreach process. We have also built an efficient due diligence review workflow, and a proven post-acquisition integration methodology that is designed to facilitate a seamless student, teacher and staff transition to the YogaWorks operating model. In addition, we have a proven history of retaining and improving the student and teacher focus of each studio or chain of studios acquired. Our acquired studios have experienced positive results under our ownership, benefiting from being part of our brand and implementing our best practices.

Our Market Opportunity

History of Yoga

Yoga is an ancient practice of movements and poses designed to bring harmony between mind and body. The practice of yoga has roots dating back to 3300-1500 B.C., when some of India’s earliest known writings referenced yoga poses, though these early poses were primarily suggestions for sitting comfortably in meditation. Centuries later, yoga masters began to embrace the physical body itself as a means to achieve the same expanded awareness and freedom from suffering. This was the goal of meditation and yoga teachers began to develop more varied techniques aimed at connecting mind and body. Since its origin, yoga has endured and continue to evolve with hundreds of distinct styles and approaches, all of which involve concentration and focus on being present in order to achieve a mindful state of being, including:

• Anusara	• Iyengar	• Restorative
• Ashtanga	• Kundalini	• Vinyasa
• Hatha	• Prenatal	• Yin

Benefits of Yoga

We believe that helping students connect their breathing and movement can yield a powerful result. From increasing strength and flexibility to reduction of stress to clarity of mind, the noted benefits of yoga are many and meaningful. Our students tell us about how calm they feel after class and how they turn to yoga to help them reach their health and wellness goals, manage difficult situations and relieve stress. These benefits are part of the reason that yoga adoption is increasing across all segments of the population, and they are why word-of-mouth is such a major marketing source for us, as students share the benefits of yoga.

In addition to the consistent student feedback on how yoga helps people feel, scientific research has begun to quantify some of the health benefits of practicing yoga, including, but not limited to:

•	Decreasing disabilities, pain and depression;

•	Improvements in visuospatial memory (which is important for balance, depth perception and ability to recognize objects); and

•	Improvements in fatigue, inflammation, blood pressure and cholesterol levels.

Market Awareness, Yoga Participation and Spend

The practice of yoga in the U.S. is gaining popularity. According to the IBISWorld Report, approximately 37 million Americans practiced yoga in 2016, up from approximately 20 million in 2012, representing 80% growth. According to the Sports Club Advisors, Inc. Industry Snap Shot from April 2016, the number of yoga practitioners is expected to grow to 55.1 million Americans in 2020, representing 50% more participants than 2016. Yoga awareness among Americans has increased from 75% to 2012 to 90% in 2016, according to the 2016 Yoga in America Study. According to the same study, in 2016, yoga practitioners spent over $16 billion on instruction, apparel, equipment and yoga accessories; over one-third of that figure, or approximately $5.8 billion, was spent on instruction in 2016. At $16 billion in 2016, spend on yoga has increased by $6 billion since 2012.

Source: 2016 Yoga in America Study.

Student Profile

Yoga is practiced by a number of desirable consumer demographics and YogaWorks is well positioned to reach a broad population due to our inclusive, multi-discipline and broad program offerings. According to the International Health, Racquet & Sportsclub Association, IHRSA, over 40% of yoga practitioners are part of “Generation Y,” also known as Millennials, who are increasingly focused on wellness and are generally willing to spend more on personal enrichment and authentic and meaningful experiences. Yoga appeals to people of all incomes and education levels. Approximately 60% of practitioners have college degrees and earn over $75,000 in annual income.

Source: The International Health, Racquet & Sportsclub Association, 2016 Health Club Consumer Report (2016).

In addition to the increasing number of young yoga practitioners, there are more male and older yoga practitioners today than ever before and they are growing at meaningful rates. Approximately 10 million men and 14 million practitioners over the age of 50 participated in yoga in 2016. Comparatively, only 4 million men and 4 million practitioners over the age of 55 participated in yoga in 2012. As the U.S. population ages and continues to live longer, many of the benefits of yoga, which include strength, flexibility and mental clarity, will continue to be relevant to more people across all age groups and drive more people to try yoga. The average age of a yoga practitioner is 32, which is nearly a decade younger than the average age of a person in the traditional fitness market. This is not surprising as yoga is increasingly being offered in schools (from preschool to high school) due to its physical benefits as well as a way of calming students’ minds and reducing stress. This trend towards students learning yoga at a young age continues as more schools and communities adopt this view of yoga.

Source: 2016 Yoga in America Study.

Broad Regional Participation and Highly Fragmented Market

Yoga adoption is fairly evenly distributed across all regions of the U.S., with many opportunities for growth. According to the IBISWorld Report, in 2016 there were estimated to be over 33,000 yoga and pilates studios throughout the U.S. Of these, we believe the vast majority are independently owned with only a few operators who operate 10 or more studios. Yoga studios tend to be more concentrated in the coastal regions of the United States that are more densely populated. YogaWorks studios are located in major metropolitan areas in the Northeast, Mid-Atlantic and Pacific regions of the U.S. But, with yoga penetration still rising, there is ample opportunity for the establishment of additional YogaWorks studios across the entire country.

Source: 2016 Yoga in America Study.

What Sets YogaWorks Apart

We believe we have a number of core competencies that distinguish YogaWorks from other yoga studio operators.

Market Defining Lifestyle Brand Focused on Healthy Living

We believe we are viewed as a trusted authority on the growing yoga movement and have a reputation for being the place where top teachers go to learn and teach. We are a destination for both new students looking to learn more about yoga and also advanced yogis who want to deepen their practice. Today we are one of the largest branded operators of yoga studios in the U.S. by number of studios and number of students, with more than 225,000 practicing students and almost 3 million student visits in 2016. Our brand appeals to a growing segment of society that is increasingly interested in health and wellness.

We believe our positioning as a lifestyle brand has resulted in attractive student economics for us. Driven in part by the large number of students that are referred to us by our teachers or existing students, we have been able to be very efficient in our advertising and marketing expenditures which, in recent years, has historically been less than 2% of our net revenues. In addition, our students tend to take our classes many times in their lifetime due to the quality of our teachers and facilities. As a result, we have been able to achieve “lifetime value” per student of more than ten times our marketing cost to acquire a new student. The combination of our authentic, high-quality class offerings, our attractive price points and our on-trend, diverse class styles differentiates us and allows us to meet the needs of a wide range of students who care about living a healthy lifestyle.

Appeal to Broad Demographic

We offer a high-quality fitness experience throughout our entire yoga studio network that appeals to a broad student demographic at attractive price points. The variety of classes and styles we teach distinguishes us from our competition and allows us to accommodate students from a wide range of backgrounds. We make yoga accessible to a diverse population ranging from beginners and practitioners with physical limitations and limited mobility, to advanced yogis and super fit athletes. We strive to create a welcoming and non-judgmental environment, where we are able to attract a broad demographic based on age, household income, gender and ethnicity. Our student base is approximately 80% female and 20% male with over 60% of the students earning over $75,000. In addition, our student base is widely distributed in age ranging from 25 to 64 years old with the majority of our students having attended or graduated college. We believe our broad appeal, our flexible pricing and our ability to attract occasional and first-time yoga users as well as advanced practitioners position us to continue to reach large segments of the population in a variety of markets and geographies across the U.S.

High Quality Yoga Experience

Our classes are about peace of mind as well as physical challenge. We provide our students with a welcoming feeling beginning with our clean, bright and aesthetically pleasing studios. As an example, our studios tend not to have mirrors so our students can focus inwards on themselves and their experience and not compare themselves to others. Our classes feature our unique YogaWorks approach: safe, compassionate and skillful teaching. Many classes at YogaWorks offer themes from physical focal points such as releasing the hips or strengthening the upper body to more subtle themes like quieting the mind or opening the heart center. We strive to optimize our class schedules by continuously making small changes to the formats and tracking the impact on student visits. YogaWorks signature classes deliver precise instruction to align breathing with movement and place an emphasis on thoughtful sequencing of poses. All of our classes offer personal modifications (where welcome) so students can refine their practice along the way. We also take pride in our specialty programs which are available for beginning yoga students, children, athletes, seniors and people in need of rehabilitation. Our team of over 1,700 highly-trained, passionate YogaWorks teachers allows us to make yoga accessible to everyone and offer a lifestyle approach that can be applied on and off the mat.

The Gold Standard of Yoga Teacher Training

We differentiate our brand through our world-renowned and well established teacher training programs in which teachers are taught how to teach safe, inspiring yoga classes and engage students on an individual level. Becoming a teacher is not the only motivation for taking a 200-hour teacher training. Many students take the training simply to deepen one’s practice or have a transformational experience. Our innovative and proven teaching program, originally created in 1990, is well-rounded and focuses on providing yoga teachers with the tools to sequence classes and teach skillfully rather than emphasizing memorization of set sequences. This enables our teacher graduates to be comfortable and well-trained to effectively teach anywhere and to any class composition. We have graduated over 11,000 teachers in the program’s 27 year history, across more than 25 countries. We believe we have trained and qualified more advanced yoga teachers than any other yoga operator in the country. Recognized as the gold standard in teacher training, YogaWorks has a 4.73-star (out of 5) rating from Yoga Alliance, a non-profit association of yoga schools and teachers dedicated to the promotion of yoga education and training, of which we are a paid member. We believe our teacher training offerings enhance our brand, provide us with a steady stream of well-trained, talented teachers to fill our schedules, and help us maintain a leadership position in the industry. Our training program is also an effective outreach tool, as our graduates often become ardent champions of our brand and programming. Additionally, by offering teacher classes in geographies where we do not operate a studio, we are able to extend our brand to new regions.

Strong Studio-Level Economics

We seek to generate attractive studio-level margins by increasing the average number of students per class which in turn provides better return on our fixed costs, such as teacher salaries and rent. We target studios with average annual revenues between $500,000 to $700,000 and a return on our invested capital to be within two to four years of opening a new studio. We approach our acquisition targets seeking similar returns. We believe that our strong studio-level economics are important for us to grow our studio base and successfully execute our acquisition strategy.

We continuously undertake initiatives to improve studio-level economics. Specifically, we regularly monitor and adjust our studio staffing to align with student activity and we frequently optimize our programming and pricing. In addition, we constantly assess and refine our marketing efforts to reduce student acquisition costs and to increase studio visits. We also invest in our studios so that they are well maintained, clean and inspiring spaces that encourage repeat visits.

Acquirer of Choice with History of Successful Acquisitions

We believe that acquisitions can be an effective and profitable way for us to enter new regional markets and gain a thriving student base rather than build new studios that ramp up slowly over time. We have a history of successful yoga studio acquisitions and expect to continue to execute regional growth through acquisitions in the future. Since 1987, YogaWorks has grown from a single studio in Santa Monica, California to 50 studios in six markets, primarily through acquisitions and, to a lesser extent, through new studio openings. In 2015, we accelerated our acquisition strategy by purchasing 17 studios in three geographic markets. We believe we are uniquely positioned to grow via acquisition due to our well-respected brand among studio operators, our multi-discipline approach to yoga that allows us to cohesively integrate studios teaching nearly any style of yoga, our leverageable infrastructure, our experienced management team, our studio acquisition experience and our tested integration procedures. With each acquisition, we further refine our selection criteria and integration methodology, enabling us to preserve the acquired studio’s unique appeal to its local community while successfully increasing visits and net revenues under our ownership.

We believe our success in acquiring studios has been built upon a sense of trust in our highly-respected brand, world-renowned teacher training program and appreciation for the student and local community. As a byproduct of our acquisition philosophy, we have built a positive image with past and present yoga studio owners and seek to be viewed as the acquirer of choice in the highly fragmented yoga industry. We believe that many of the studios we acquire are interested in only selling to us because we have the brand recognition, reputation and operational excellence to increase productivity, adding value to both students and teachers. Many owners interested in selling their studios can benefit from turning over their business management responsibilities to YogaWorks so that they can re-focus on their passion for teaching and working with their yoga students. Teachers seem excited to join our learning-based company as it not only adds a level of cachet to work for one of the most respected yoga brands but we also support teachers with additional teaching opportunities at our studios across the nation. Finally, we believe students benefit when we acquire local studios as they have the ability to access other studios with the same values of quality teaching and focus on learning. Overall, we always strive to honor the legacy of the previous ownership, maintain the continuity of the teachers and preserve the student’s journey while enabling us to achieve our financial and operating goals.

Inspired Culture and Passionate Team

Since our founding in 1987, we have cultivated a positive culture that permeates all aspects of our organization. The core tenets of our culture include a belief in the benefits of yoga practice, transparency, a focus on performance, providing a compelling studio experience and a team-based customer service approach. We strive to recruit candidates into our organization who demonstrate a passion for healthy living and an understanding of the benefits of yoga. We continuously emphasize the need to communicate openly with our students and fellow employees; this transparency is also reflected in our pricing strategy. We are a performance-based culture, incentivized to deliver strong studio visit growth and overall profitability. We believe our culture helps build and support a consistent and motivated group of team members that are passionate about providing a high-quality experience to our students. Teachers bring their collective wisdom and dedication, their years of practice and training, their openness, their care and their creativity into the classroom every day, and they have fun doing it. Studio managers and staff also play a critical role in delivering a positive experience that helps build relationships with our students from the minute they walk through our doors.

Proven and Experienced Senior Management Team

We have assembled a proven and experienced senior management team that is aligned by the same vision and strategic direction for YogaWorks and continues to drive our growth and protect our culture. Our senior management team brings a wealth of experience across a broad range of business disciplines, including consumer products, retail operations, merchandising, e-commerce, direct consumer marketing, brand development, finance, real estate and information technology. Additionally, our management team has extensive experience building consumer lifestyle brands. We believe our senior management team is a key driver of our success and is well-positioned to execute our growth strategy.

Our Growth Strategy

We believe we have significant opportunities to enhance our leadership in the yoga studio industry and improve profitability through strategic acquisitions and organic growth. This growth will fuel our ability to continue to make high-quality yoga accessible to everyone—dedicated yogis and beginners alike. Key elements of our growth strategy are as follows:

Grow our Studio Base

We believe we are ideally positioned to consolidate the highly fragmented yoga studio market. We plan to strengthen our presence in existing markets and selectively enter new markets predominantly by acquiring independently owned yoga studios. Based upon internal and third-party analysis of the number of currently existing yoga studios throughout the U.S., and assuming sufficient access to capital and successful execution of our business plan, we believe we have the opportunity to increase our studio count to over 250 studios in the next several years. We believe that acquisitions of existing studios and their thriving student bases can be an effective, profitable and risk-mitigating way to enter a new regional market versus building a new studio and waiting for attendance to ramp up over time. We will, however, selectively open new YogaWorks studios to complement existing and acquired regional studio clusters where there is sufficient density of population to support more of our studios.

Over the past 14 years, we have successfully integrated numerous acquisitions. In 2003, we acquired 3 studios located in Orange County, California. In 2004, we acquired 2 studios in the Los Angeles area and 4 studios in the New York City area (6 studios total). In 2007, we acquired one studio in the Los Angles area. In 2008, we acquired 3 studios in the Northern California area. In 2013, we acquired 2 more studios in the Los Angeles area. In 2015, we acquired Be Yoga in the area (one studio), Yoga Tree in the San Francisco area (7 studios), Back Bay Yoga Studio in the Boston area (2 studios), and Charm City Yoga in the Baltimore/Washington D.C. area Palo Alto (7 studios). Generally, we have seen revenues and visits increase across acquired studios since their acquisitions. In 2015, we acquired 17 studios through four acquisitions (Be Yoga, Yoga Tree, Back Bay Yoga Studio and Charm City Yoga) for aggregate consideration of $12.2 million. These studios contributed $11.7 million of net revenue in 2016. With the integration of our operations, programming and instruction best practices, total visits in the studios acquired from these acquisitions increased more than 7% in 2016, our first full fiscal year of operating these studios, over 2015.

To date, 60% of our existing studios have become part of our studio base through acquisitions. We believe our significant experience in identifying attractive acquisition targets, our industry reputation, our proven integration process and solid operational infrastructure create a compelling platform for growth through acquisitions. Through future acquisitions, we can leverage our corporate infrastructure to grow our brand in both new and existing markets by quickly tapping into the thriving yoga communities that already exist in nearly every city in the U.S. For the yoga student, this expansion plan offers greater choices for quality yoga and the ability to practice at a greater number of locations across the U.S.

We continue to actively assess the yoga studio market across the U.S. and are always seeking out the most attractive geographic markets to enter. According to the IBISWorld Report, in 2016 there were estimated to be over 33,000 yoga and pilates studios throughout the U.S. Through our disciplined identification and diligence process, we review studio programming, observe teachers, analyze visit trends and learn about the market to identify the best studios in this very large pool of existing studios in the U.S. that will fit our brand and overall growth strategy. We identify yoga studios in each targeted region and proactively reach out to their owners to gauge their level of interest in discussing an acquisition by us. To date, we have completed preliminary evaluations on more than 1,100 yoga studios based on location, physical layout, studio size, teachers and programming offered. In addition, we regularly field in-bound interest from yoga studio owners looking to find a permanent home for their instructors and students within the YogaWorks family. We have identified hundreds of yoga studios that we believe have programming that aligns with the Yogaworks’ approach and have demonstrated a level of local brand awareness within their communities that make them attractive acquisition candidates. As of the date of this prospectus, we have entered into letters of intent to acquire 10 studios and are in late-stage negotiations with 4 other studios that we believe are probable to be acquired in the next twelve months. In total, we have entered into confidentiality agreements with respect to more than 125 studios. We have also contacted owners of over 250 additional studios regarding a potential acquisition.

Through a combination of acquisitions and new studio openings, we plan to add more than 35 yoga studios over the next eighteen months. Our studio growth will likely include expansion into new geographic markets as well as an enhanced presence in existing markets and will depend on the amount of available opportunities and internal and external factors relating to our ability to execute. To achieve our planned acquisition-focused growth, we have already begun allocating internal resources, including the hiring of Kurt Donnell, as Executive Vice President, Partnerships and General Counsel, to lead acquisition outreach, diligence and negotiations with potential targets. We intend to use the majority of our net proceeds from this offering to fund our acquisitions and capital expenditures in connection with our acquisitions and new studio openings planned for the next 18 months. As more studios are acquired, we plan to leverage our existing infrastructure but also plan to add additional resources in specific functional areas as needed (including studio management, human resources, finance and accounting) to manage the additional studio oversight, employee and financial reporting needs of a larger studio base. We are currently in active discussions with over 135 studios across the United States and Canada. However, there can be no assurances that we may not be able to successfully identify opportunities that meet our acquisition criteria, or, if we do, we may not be able to successfully negotiate, finance, acquire and integrate them.

Drive Increased Visits, Net Revenues and Regional Market Share

We remain focused on developing and offering high-quality yoga programming supported by our industry-leading teacher training to drive increased visits, net revenues and regional market share. Specifically, we intend to generate growth in visits, net revenues and market share by executing on the following strategies:

•	Increase our Brand Awareness. We will continue to increase YogaWorks’ brand awareness and consumer loyalty through new and innovative marketing outreach, studio acquisitions, new studio openings and expansion of our digital presence. Our marketing efforts reflect our authentic and localized brand characteristics, and are comprised of grassroots and word-of-mouth marketing that include local events to enhance our unique profile in the communities where we operate. Our ability to engage with consumers across six regional markets demonstrates the effectiveness of our nationally-managed, but locally-focused marketing spend. In addition to our programming, we also engage with students through our mobile application that allows them to plan and schedule classes and to learn more about their teachers. Additionally, we are launching new initiatives through technology investments to better communicate digitally with our consumer base. We believe that increased brand awareness for YogaWorks will result in increased studio visits and net revenues and ultimately enhance profitability.

•	Expand Teacher Training and Workshops. As the most recognized and accredited teacher training program in yoga, we plan to continue investing in the continuing education of our students and teachers, thereby driving the profitable revenues that the teacher training program brings to our company. Workshops, primarily used to deepen our students’ practice, have also been an incremental revenue opportunity by utilizing excess studio room capacity. Workshops are also a chance for popular teachers to earn additional income. In addition, workshops allow our students and teachers to access visiting master yoga teachers from around the world as well as renowned health and wellness experts, in order to deepen their practice and earn continuing education credits. We believe our highly trained teachers, teacher training programs and our workshops inspire deep brand loyalty across our consumer base, driving visits and net revenues growth, while preserving our industry leadership.

•	Grow MyYogaWorks.com. We plan to continue to invest in adding quality content for MyYogaWorks.com, improving the user experience and increasing the site’s functionality, including potentially adding live streaming. We are launching several initiatives to cross-sell consumers who use MyYogaWorks.com to join us in our studios for live instruction and hands-on one-on-one attention from our teachers. We are also exploring relationships with companies and complementary brands to drive growth and increase awareness of the MyYogaWorks.com platform.

Leverage our Infrastructure

In preparation for our continued growth, we have built out our corporate infrastructure over the past several years. We now have the corporate, regional and studio-level management personnel in place, as well as the information technology platform, to support our future growth and acquisition strategy, without significant new investments in corporate infrastructure. Our existing infrastructure in administration, accounting, information technology, our new website, human resources, training, marketing and operating systems and processes can be leveraged across all additional studios to eliminate duplicative costs in acquired studios and realize synergies. With a larger number of studios we believe we will be able to negotiate and secure more favorable rates for insurance, bank fees, merchandise and certain capital expenditures. As our studio base grows, expenses for our corporate and regional overhead should become a smaller percentage of our net revenues and profitability. We will also continue to benefit from our strategy of “clustering” studios in distinct geographic regions. By building scale in existing markets, we will increase our local brand awareness and consumer engagement without spending incrementally more on marketing costs as a percentage of net revenues.

Pursue Brand Extension Opportunities

We intend to extend and monetize the YogaWorks brand in the following areas:

•	Corporate Relationships. We believe we can capitalize on our position as an industry authority on high-quality, multi-discipline yoga to establish relationships with large corporations, health insurers and other institutions to incorporate YogaWorks classes into their employee wellness programs and encourage them to promote the usage of YogaWorks studios.

•	Retail. We believe that our retail and merchandise offerings contribute to a high quality in-studio environment for our students and better enable them to live the YogaWorks lifestyle. In addition, there is considerable opportunity to expand our retail and merchandising offerings going forward, including the launch of YogaWorks-branded apparel and accessories as well as offering select merchandise to be sold via e-commerce.

•	Licensing. We believe we have an opportunity to license the YogaWorks brand into new complementary healthy lifestyle categories that would benefit from our brand reputation and market recognition. Examples include licensing MyYogaWorks.com content to media companies and content providers and through alternative online distribution channels.

•	Publishing of Digital Content. We also see an opportunity to publish our yoga class content and stream live classes via MyYogaWorks.com which will help us maintain our industry leadership position and increase the additional revenue that could be generated through our planned e-commerce platform.

Programming

Our programming supports a multi-channel distribution platform designed to serve our students wherever they want to practice yoga. We strive to create a seamless experience that integrates the offerings available through our studios, a variety of special events and MyYogaWorks.com. As a result, YogaWorks students can continue their practice wherever they may be, whether in our studio, at home or while travelling. Our continued national expansion will only further this benefit for our students.

In-Studio Programming

Our diverse in-studio programming and focus on instruction provides a differentiated and ideal environment for both seasoned yogis as well as beginners and casual enthusiasts. We believe we have highly relevant and compelling yoga offerings that meet our students’ needs. Further, given our teachers’ deep knowledge of yoga traditions and teaching styles, we have proven insights into changing yoga trends and consumer preferences. We are able to quickly interpret these trends for our students through our evolving and thoughtful schedule of classes. Our local approach to programming allows us to tailor our schedule in each market to best serve our students’ needs based on the nuances of each community.

We have created an extensive number of classes for each skill level, which allows us to offer our students multiple paths on their journey from beginner to experienced yogi. Class types include fast-paced flow classes (such as Vinyasa flow, some set to music), slower and more stretch oriented sessions (such as our signature YogaWorks, Hatha or Yin classes), relaxing restorative classes (to soothe and calm the body and mind), beginners and gentle offerings (that move slowly and focus on basics), and even integrated fitness options (such as SculptWorks and BarWorks). As we strive to be inclusive and flexible with our offerings, classes are determined and scheduled based on consumer acceptance and attendance. Furthermore, we carefully review classes and teachers monthly, making adjustments as appropriate, to optimize the style, duration, teacher and time of day for every class.

We have a disciplined operating structure that shares best practices across our different regions in order to maintain a consistently high level of service. We also have a dedicated Customer Experience team that seeks to uphold the YogaWorks standards and deliver a consistent YogaWorks experience. We believe this sets us apart from our competition, as we are able to operate successful studios in many different markets that share the YogaWorks brand, while at the same time providing flexibility to accommodate regional differences.

MyYogaWorks.com Programming

MyYogaWorks.com is an online, on-demand video library of over 1,000 instructional classes that allows students to personalize their yoga practice anytime, anywhere. Through MyYogaWorks.com, we are able to extend our brand presence beyond our physical studio footprint. In 2016, MyYogaWorks.com streamed almost 700,000 classes to over 18,000 users in more than 145 countries. We produce our own professional-quality content in-house and own the content for multiple distribution opportunities. We feel it is important to update our video library and film new videos each month to rotate our featured classes and provide more teachers, styles and options to our growing customer base.

MyYogaWorks.com offers more than just online classes. We have created an online yoga community where we nurture a health and wellness lifestyle. Members can save their favorite classes, create their own playlists and provide feedback. Students can also elect to participate in a Journey Series which is pre-curated content on a particular pose, benefit, or style to motivate a student to accomplish a particular goal in a 5-, 10- or 14-day sequence.

Above all, our online videos are of exceptional quality. Each teacher featured must be Yoga Alliance certified, and is trained to give clear alignment cues and create safe sequences for our practitioners to follow despite there being no ability for hands-on adjustments. While anyone can post yoga videos to the Internet, it is the high quality teacher instruction that separates us from everyone else.

Teacher Training

With over 1,700 teachers employed in our studios, the consistent quality of our instructors is critical to our success. Innovative and comprehensive teacher training has been a core philosophical business practice since our Teacher Training program was founded over 25 years ago, soon after the opening of our second studio. In order to grow our business, we need exceptional teachers, and our teacher training program has been critical to maintaining and increasing the depth of our teacher roster. Since its inception, over 11,000 teachers have graduated from our teacher training program across more than 25 countries. Our program is now considered the gold standard across the industry, with a 4.73-star (out of 5) rating from Yoga Alliance. We offer both a 200-hour and 300-hour program to prospective teachers and students. Becoming a teacher is not the only motivation for taking a 200-hour teacher training. Many students take the training simply to deepen one’s practice or have a transformational experience. We strive to continually enhance our teacher training programs with new techniques, teaching strategies and updated yoga education principles.

We believe our teacher training programming is a primary driver of our appealing studio experience and has resulted in our strong lifestyle brand as well as our market recognition as a leading authority on the growing yoga movement, particularly for safe and effective yoga practices. We utilize this program to identify new teacher talent for our studios and it is also an effective outreach tool for YogaWorks, as our graduates often become ardent champions of our brand and programming and share their enthusiasm for our programming with other students and would-be teachers. Additionally, by offering teacher training classes in geographies where we might not operate a yoga studio, we are able to extend our brand to new locations and learn more about the local Yoga communities in those markets.

Our approach to training teachers is not YogaWorks-specific and therefore, our teacher graduates can teach at other studios, which expands the pool of prospective teachers who may select one of our programs. Our training programs are proprietary and we believe they offer teachers a compelling and differentiated teaching platform. We believe our program is respected for teaching teachers how to tailor and curate classes, have a presence in the room and truly teach students, rather than having an emphasis on teachers memorizing and repeating a rote sequence of postures.

We have more than 80 YogaWorks teacher trainers employed worldwide who have become experts in both yoga and the art of teaching. These trainers teach classes in our studios in addition to leading our teacher training programs. In 2016, we held approximately 100 teacher training programs in 18 countries. We offer teacher training programs that are taught in a YogaWorks studio as well as in non-YogaWorks studios.

Our Culture

We have developed a distinctive culture that inspires our team members. Our culture is centered on a passion for YogaWorks yoga, a performance-based team approach, exceptional customer service, transparency and an environment of continuous growth and learning. We believe our culture allows us to attract passionate and motivated team members who are driven to succeed and share our vision of creating the highest-quality yoga experience for our students.

Passion for YogaWorks Yoga

We never compromise the quality and integrity of our yoga. It is the cornerstone on which we built our company, teacher training and programs. We seek to recruit, hire, train and retain qualified and enthusiastic teachers, greeters and other staff members who share our passion for the highest quality yoga.

Performance-based Team Approach

Our passionate teachers, greeters and other team members are a major element contributing to the superior quality of our students’ in-studio yoga experience. We believe that the power of many is greater than the power of one and treat one another with respect, welcome new ideas and encourage everyone to step up to go the extra mile.

We are guided by a philosophy that recognizes performance, and we offer an incentive bonus program for studio staff to reward strong performance. We actively track and reward team-based performance, which we believe encourages excellence and helps us maintain a sufficient talent pool to support our growth. Many of our studio and regional managers are promoted from within our organization.

Exceptional Customer Service

Our number one job is to ensure our customers are happy and we treat every interaction with our customers as an opportunity to deliver exceptional service. We emphasize delivering customer service in a timely, accurate and friendly manner with a “can-do” attitude, never forgetting that our students come to us by choice.

Transparency

We lead by example with honesty, integrity and respect. We applaud initiative, hold employees accountable and own our mistakes. We continuously emphasize the need to communicate openly with our students and fellow employees to foster an environment of transparency and trust. This commitment to transparency is reflected in our pricing strategy and our use of data to uncover consumer insights which help us drive and measure our business.

Continuous Growth and Learning

We are committed to evolving our programs and developing our employees. We strive to create an environment where everyone has the opportunity to grow. We look toward the future and learn from the past. We believe this aspect of our culture allows us to attract and retain committed team members and that the knowledge and passion for growth of our team members is critical in enabling us to acquire new students at our studios and strengthen loyalty. We believe motivated and educated team members lead to satisfied students who, in turn, lead to increased visits.

Pricing

Classes

Our studios have membership and class package options that are diverse, transparent and flexible, just like our classes. Our pricing plans are designed to provide our students with optimal flexibility and compelling value. Whether they seek a long-term commitment or a single drop-in session, our students can find a studio and a rate that works for them. The hallmark of our pricing strategy is our 100% transparency as students can find all pricing information on our website. We believe our class packages and unlimited membership programs are priced at or below the industry average while at the same time providing our students with a higher quality yoga experience.

Pricing for our classes varies by region. On average, our students pay approximately $90-135 per month for a membership which includes unlimited yoga and fitness classes at any studio, with access to unlimited classes at our full national network priced at $135 per month. We also offer six months and annual prepaid memberships at competitive prices. For students who prefer to visit a single studio, we provide a variety of options from unlimited memberships to class packages in increments of 10 or 20 classes. YogaWorks unlimited memberships receive the following services: unlimited yoga and fitness classes; 1 guest pass per month; $5 members-only monthly subscription rate for MyYogaWorks.com; rewards for referring new members; 5% discount on retail merchandise; 15% off of private yoga packages; and 15% off a student’s first package of pilates reformer classes. We also offer private classes for those who wish to receive one-on-one instruction. Our pricing strategy is simple: the more our students treat themselves to our classes, the more value they receive in return.

Strategy

In early 2016, we began evolving our pricing, product and promotional strategies. By July 2016, we had successfully implemented class package options at all of our studios in addition to adding the ability of our students to purchase memberships and packages online. We believe the offering of additional products that provide more flexibility will draw a broader student base over time. During the same period we reduced our reliance on deeply discounted promotional programs, including annual membership drives that historically drove a significant amount of prepaid annual memberships, as a key revenue generation tactic. Our intent is to focus the students’ attention on content and product, instead of price, and thereby extend our long term brand equity as a result.

Teacher Training

We offer both 200-hour and 300-hour programs to prospective teachers in our teacher training program.

•	Our 200-hour program is more popular because it appeals not just to students who want to become teachers but to those looking to deepen their practice. Many yoga studios will employ teachers with just 200 hours of training so this program also meets a demonstrated market need. The tuition for our 200-hour program is approximately $3,500.

•	Our 300-hour program is designed for graduates of our 200-hour program who want to continue their studies, become better teachers or pursue teaching a YogaWorks signature class. This program includes a mentorship with a master teacher to personally hone technique with hands-on instruction in actual classes with live students. The tuition for our 300-hour program is approximately $4,200.

MyYogaWorks.com

MyYogaWorks.com offers unlimited access to over 1,000 online yoga classes through a monthly subscription model, offering options based on monthly price and the length of the subscription. Our most popular plan is $15 per month, with no long term commitment. We also offer a $5 monthly subscription rate for students that also have a YogaWorks studio membership.

Acquisition Integration Strategy

Studio acquisitions have been and are a significant part of our history and continued growth strategy as we have acquired 60% of our 50 studios. We target yoga businesses we believe we can effectively integrate with our YogaWorks brand.

We have developed a comprehensive acquisition integration process designed to facilitate a seamless transition to the YogaWorks operating model from the vantage point of employees, students and teachers. Our goal is to remember that the student comes first and that we must maintain the momentum of a student’s practice to keep them working toward their goals. Retaining staff and teachers is important for the continuity with the students but also for the local community we value. Specifically, several owners who have sold their studios to YogaWorks were immediately hired by us as teachers (including owners from Back Bay Yoga Studio and Charm City Yoga), and remained with us after the closing of the applicable acquisition. In other cases, selling owners have chosen to do something different with their career following the closing of the acquisition, but have remained advocates of the YogaWorks brand helping us continue to grow the communities they had built.

We implement a tested, multi-stage integration process with numerous checklist items to integrate with our human resources, finance, IT, marketing and operations personnel, systems and workflow. We then slowly make customer-facing changes like updating signage, the studio website and our mobile application to begin the transition to the YogaWorks brand. Our integration process also includes the investment of necessary capital in newly acquired studios to upgrade facilities and equipment where appropriate, so that these studios are set up for success and have the visual elements that identify our YogaWorks brand. This thoughtful and methodical approach has proven successful in retaining students, employees and teachers and driving growth post-integration.

Administrative Systems

We seek to quickly integrate the acquired studio into our point of sale, accounting, human resources, information technology and other operating systems after the acquisition, thereby allowing us to more efficiently operate the studio and monitor performance. In many cases, the acquired studio already utilizes the same point of sale system as YogaWorks, which simplifies both the diligence and integration processes while reducing training costs.

Programming and Branding

One of the most delicate areas of the integration is the programming. Our first goal is to take an even deeper dive into understanding the teachers, the mix of classes and class attendance statistics to ensure we fully understand the nuances that make programming successful at each studio. In doing so, we learn more about what appeals to the existing students and to the broader community before applying any changes. We make small changes at first, including monitoring attendance and training local staff with our best practices so that each business can scale. We slowly integrate our class formats, our branding and marketing and our ideology over time in order to minimize disruption to the acquired studio’s class offerings while bringing the studio under the YogaWorks umbrella. We do not immediately change the brand to YogaWorks, but build up to the name change gradually over several weeks or months in order for both the teachers and students to trust our brand and gain confidence that the re-flagged studio will maintain the sense of community that initially drew them to that studio. This approach has earned us the reputation of being respectful to the owners and community and showing we genuinely care about our mission.

Marketing

We primarily use grassroots and viral marketing activities in each of our studio markets to build brand awareness and increase studio attendance with existing and new students. We believe our students and teachers are the most impactful and efficient marketing tools we have. Our reputation as the premier yoga studio operator drives our viral marketing, which inspires new students to try our yoga classes. Information about our studios, schedules and numerous offerings are easily accessed via our consumer-friendly website and mobile application. In addition, we deploy digital campaigns focused on expanding our brand that have historically been successful for us. We have a growing social media presence with a total following as of December 31, 2016 of over 288,000 touchpoints, including approximately 88,000 Facebook fans, 43,000 Instagram followers and 157,000 Twitter followers.

Our marketing programs target a broad range of students, including the smaller but faster growing populations in yoga like over 65 year olds, under 18 year olds and pregnant women, for whom we believe yoga and meditation is appealing given these population groups’ lifestyles, consumer preferences and stress levels.

Currently we offer various introductory promotions, such as first class free and weekly packages, to new students. We believe that our introductory specials are an effective way for people to try YogaWorks as it typically takes a few classes to develop a new behavior and begin the relationship building process with our studios. Once students sample our classes, our staff personally follow up to see how they enjoyed the class and offer to assist finding additional classes to try. We also send personalized direct marketing to communicate news and encourage more visits. Attracting new students is an important part of our marketing strategy as we always want to introduce new students to yoga and YogaWorks. Specifically, we have a new student referral program and a loyalty program under which rewards earned can be used towards discounts on private yoga and pilates sessions, classes, apparel and accessories in our studios. These are important tools to not only attract new students but also to retain loyal students.

In 2017, we strengthened our marketing department with new leadership, bringing proven experience in acquiring new students. In addition, we intend to dedicate increased resources to advertising and marketing in the future. Our national marketing efforts will be complemented by our important grassroots marketing efforts led by the local teachers and studio staff. From cross-promotions with other businesses to donation classes or community events, we will continue to spread the word about YogaWorks through local efforts.

Studios

Our bright, clean and inspiring studios typically have two yoga rooms, square footage dedicated and designed for our retail offerings, lockers and restrooms. We target a size between 3,500 and 5,000 square feet, but may have larger or smaller studios depending on the market and volume. Many of our higher volume locations have two or three yoga rooms. Each yoga room is equipped with equipment for our students, including mats, blankets, blocks and straps. While the instructor leads the class at the front of the room, he or she also walks around during the class giving hands-on, one-on-one attention to individualize each student’s experience and instruct on proper technique. Our studios all have visual elements that are distinctive to the YogaWorks brand, including visible signage as well as a relatively consistent and soothing color palate. Most importantly, we strive to provide students with a warm and appealing ambiance and customer experience from the moment they walk into our studios. Students are welcomed by our friendly greeters who are trained to make our students feel welcome and informed about the YogaWorks experience.

Real Estate

We opened our first studio in 1987 in Santa Monica and opened a second studio in the same area several years later. Since then, we have expanded through acquisitions and new studio openings in the greater Los Angeles area as well as in five new markets: Northern California, New York City, Boston, Baltimore/Washington D.C. and Orange County (California). Between 1996 and 2014, we grew from 2 studios to 29, and since our acquisition by Great Hill Partners in July 2014, we have added 23 studios.

As of March 31, 2017, we operate studios in six markets in the U.S. We lease all of our studio locations and our corporate headquarters, which is located in Culver City, California. The following list shows the number of studios we operate in each major market.

Market	YogaWorks Studios
Los Angeles	17
Orange County (California)	4
New York City	5
Northern California	13
Boston	3
Baltimore/Washington D.C.	8

Total	50

In 2017, we opened a new YogaWorks studio in Chestnut Hill, Boston and have one studio that is under a lease agreement anticipated to be opened in 2017 in Manhasset, Long Island.

We are flexible in the type of real estate venues we will pursue making our studio model extremely portable. We focus on securing convenient locations that include easy customer access and parking. We do not believe we need to be in malls or expensive ground floor retail locations with high foot traffic in order to drive visits to our studios. Many of our studios are located in less expensive second floor locations. Given that we are a destination location, we do not need to rely on foot traffic in front of our studios to the same extent as many retail stores.

Seasonality

We have historically experienced some seasonal and quarterly variations in our net revenues and income from operations. These variations are primarily related to increased class visits during our first quarter, as students tend to exercise more regularly at the beginning of each calendar year as a part of setting goals for the upcoming year.

Competition

Because many of our students are first-time or occasional yoga practitioners, we believe we compete with both fitness and non-fitness consumer discretionary spending alternatives for our members’ and prospective students’ time and discretionary resources.

To a great extent, we compete with other industry participants, including:

•	individual, single-unit independent operators and small, multi-unit operators, with limited regional brands;

•	other branded operators in the yoga industry, like CorePower Yoga;

•	subscription based digital fitness programs and offerings, such as YogaGlo, and other mobile applications and websites that provide free instructional yoga videos, including YouTube;

•	health clubs and fitness centers, some of which offer or may want to offer yoga, such as Equinox, Life Time Fitness, LA Fitness, 24 Hour Fitness, Planet Fitness and Town Sports International;

•	private studios and other boutique fitness offerings (such as those offering barre, pilates, bootcamps and spinning);

•	recreational facilities established by non-profit organizations and by businesses for their employees;

•	racquet, tennis and other athletic clubs;

•	amenity and condominium/apartment clubs;

•	country clubs;

•	online personal training and fitness coaching; and

•	businesses offering similar services.

The fitness and healthy living industry is highly competitive and fragmented, and the number, size and strength of competitors vary by region. Some of our competitors have national name recognition or an established presence in local markets, and some are established in markets in which we have existing stores or intend to locate new stores.

We believe that we successfully compete based on our high-quality class offerings, diversity of programming, competitive price points, passionate and dedicated teachers and the local community culture of each of our studios. Our offerings are also often complementary to other fitness concepts.

Our competition will continue to increase as we add studios in existing markets and expand into new markets.

Information Technology and Systems

We utilize MINDBODY Online, an online health-focused business management software, which handles processing class sign-ups, billing students, updating student information, processing point-of-sale transactions and online payments, tracking and analyzing sales data, studio utilization, billing performance and demographic profiles. Our websites are hosted by third parties, and we also utilize other leading third party vendors for our key systems, including ADP, for payroll, and Oracle Cloud, for accounting and financial reporting. For MyYogaWorks.com, we use Recurly, a billing management software solution for payment processing, and use Ooyala, for online streaming of our MyYogaWorks.com videos.

Intellectual Property

We own a number of registered trademarks and service marks in the U.S. and in other countries. We also own several teacher training manuals and curriculum that we use in our teacher training. In addition, we own domain names, including YogaWorks.com and MyYogaWorks.com. We believe the YogaWorks name and logo and the many distinctive marks associated with it are of significant value and are very important to our business. Accordingly, as a general policy, we pursue registration of our marks in the U.S. and in select international jurisdictions, monitor the use of our marks and oppose any unauthorized use of the marks.

We register some of our copyrighted material and otherwise rely on common law protection of our copyrighted works, such as our library of videos streamed through MyYogaWorks.com. Such copyrighted materials are beneficial, but not material to our business.

We protect our intellectual property rights through a variety of methods, including enforcing trademark laws, as well as utilizing confidentiality agreements with vendors, employees, consultants and others who have access to our proprietary information.

Government Regulation

We are subject to various U.S. federal, state and local laws affecting our business, including labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that govern the operation of our studios and the promotion and sale of retail merchandise.

We are also subject to the U.S. Fair Labor Standards Act of 1938, as amended, and various other laws in the U.S. governing such matters as minimum-wage requirements, overtime and other working conditions. A significant number of our employees are paid at rates related to the U.S. federal minimum wage, and past increases in the U.S. federal minimum wage have increased our labor costs, as would future increases.

We are responsible at our studios for compliance with state laws that regulate the relationship between health clubs and their members. Nearly all states have consumer protection regulations that limit the collection of monthly membership dues prior to opening, require disclosures of pricing information, mandate the maximum length of contracts and “cooling off” periods for members (after the purchase of a membership), set escrow and bond requirements for health clubs, govern member rights in the event of a member relocation or disability, provide for specific member rights when a health club closes or relocates, or preclude automatic membership renewals.

Employees

As of March 31, 2017, we employed over 2,000 employees at our studios and approximately 45 employees at our corporate headquarters, currently located in Culver City, California. None of our employees are represented by labor unions, and we believe we have an excellent relationship with our employees.

Legal Proceedings

On June 5, 2017, a letter was sent to the California Labor & Workforce Development Agency alleging our itemized wage statements did not comply with the California Labor Code, which we refer to herein as the Wage Statement Claim. As part of these alleged violations, penalties under the Private Attorneys General Act of 2004 and relevant sections of the California Labor Code are being sought on behalf of the State of California and allegedly aggrieved employees. Neither the outcome of the alleged claims, nor the amount and range of potential damages or exposure associated with the allegations can be assessed with certainty, and any damage award or settlement amount could be substantial.

In addition to the Wage Statement Claim, from time to time, we may become involved in legal proceedings arising in the ordinary course of our business. There can be no assurance with respect to the outcome of any legal proceeding, and we could suffer monetary liability from the outcome of the Wage Statement Claim described above or other claims that may be made in the future that could be material to our results of operations. Other than the Wage Statement Claim, we believe there are no pending lawsuits or claims that may have a material adverse effect on our business, capital resources or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, as of July 10, 2017:

Name	Age	Position(s)
Executive Officers
Rosanna McCollough	51	President & Chief Executive Officer, Director
Suzanne Dawson	52	Chief Customer Officer
Vance Chang	41	Chief Financial Officer
Kurt Donnell	36	Secretary, Executive Vice President, Partnerships and General Counsel

Non-Employee Directors
Peter L. Garran	41	Director and Chairman of the Board
Michael A. Kumin	45	Director
Michael J. Gerend(1)(2)	53	Director
Brian Cooper(1)(2)	52	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.

Executive Officers

Rosanna McCollough joined YogaWorks in February 2015 as President and Chief Operating Officer, initially managing studio operations, marketing, teacher training, MyYogaWorks.com, human resources and IT, before being promoted to President and Chief Executive Officer in June 2016. Before joining YogaWorks, Ms. McCollough was Chief Operating Officer of Merle Norman Cosmetics from February 2010 to February 2015 where she was primarily responsible for managing the company’s operations, advertising, product innovation, training and merchandising. Prior to Merle Norman Cosmetics, Ms. McCollough worked as General Manager of Evite.com from November 2007 to June 2009, where she managed all areas of the business. Prior to Evite.com, Ms. McCollough was the Senior Vice President of WeddingChannel.com from December 1999 to November 2006, in charge of various aspects of the business from product development and editorial to profit and loss responsibilities of their registry, local advertising and e-commerce business units. Ms. McCollough also has worked in marketing and product development roles with Neutrogena Corporation, Max Factor, and Twentieth Century Fox Licensing & Merchandising. Ms. McCollough is a graduate of the University of California, Los Angeles with a B.A. in English. Ms. McCollough also serves as a member of our board of directors. Ms. McCollough was selected to serve on our board of directors because of the perspective and experience she brings as our Chief Executive Officer as well as her extensive marketing experience in consumer-focused industries.

Suzanne Dawson joined YogaWorks as Chief Customer Officer in August 2016. Her role consists of managing all of our studios, workshops and retail operations, as well as our marketing functions. Prior to joining YogaWorks, Ms. Dawson served as Chief Executive Officer and President of OleHenriksen (LVMH) from 2014 to 2015, where she was responsible for all aspects of brand and business development. In 2015, Ms. Dawson partnered with her husband to launch YUNI, a beauty products brand focused on active people. Ms. Dawson also served as Chief Marketing Officer at Murad from 2012 to 2014, in charge of marketing, product development, portfolio management, as well as the creative, education, e-commerce and digital components of the company. Prior to her time at Murad,

Ms. Dawson served as Vice President of Global Marketing & Innovation at Aveda from 2005 to 2012, where she was responsible for global brand strategy, marketing, product development, portfolio management, e-commerce, digital and social aspects of the company, as well as consumer engagement and loyalty programs for salons, spas and company-owned stores. Ms. Dawson was educated in Australia, receiving her B.Bus (Marketing) from Monash University and is also a credentialed Ashtanga Yoga teacher.

Vance Chang joined YogaWorks as Chief Financial Officer in April 2016. Prior to joining YogaWorks, Mr. Chang served as the Head of Finance of Pressed Juicery from 2013 to 2016, a consumer goods specialty retailer, where he was chiefly responsible for the company’s finance and accounting operations. Prior to Pressed Juicery, Mr. Chang was an investment banker with Moelis & Company from 2008 to 2013 where he was responsible for executing M&A and capital structure advisory assignments for public and private companies in the consumer and retail sector. Mr. Chang has also worked as a financial auditor with Deloitte & Touche from 1998 to 2000 and was an investment banker with JMP Securities from 2000 to 2003. Mr. Chang earned his B.A. in accounting from the University of Washington and his M.B.A. in corporate finance from The Wharton School of the University of Pennsylvania.

Kurt Donnell joined YogaWorks in January of 2017 as Executive Vice President, Partnerships and General Counsel. His role consists of leading corporate development initiatives, including mergers, acquisitions and strategic partnerships, and overseeing all company legal and corporate governance matters. Prior to joining YogaWorks, Mr. Donnell led the corporate development, audience development and legal teams for SheKnows Media, a women-focused digital media company and Great Hill Partners portfolio company, from November 2012 to January 2017. While at SheKnows Media, Mr. Donnell oversaw the identification, assessment, negotiation and execution of several of the company’s acquisitions. Before SheKnows Media, Mr. Donnell was a corporate attorney with Jones Day from June 2008 to May 2010, and Ballard Spahr LLP from May 2010 to November 2012, where he specialized in mergers and acquisitions and also practiced in the areas of corporate finance and real estate. Mr. Donnell earned his B.A. and master’s degree in accounting from Miami University in Oxford, Ohio and his J.D. from the University of Virginia School of Law.

Non-Employee Directors

Peter L. Garran has served as a member of our board of directors of YogaWorks since July 2014 and as chairman of our board of directors since April 2017. Mr. Garran has worked as an investment professional at Great Hill Partners, L.P. since 2008 where he currently serves as a Partner. In addition to YogaWorks, Mr. Garran currently serves on the board of directors of a number of private companies. He also served on the board of directors of Spark Networks, Inc. from April 2011 to December 2013. Prior to joining Great Hill Partners, Mr. Garran was an investment banker at J.P. Morgan from 1999 to 2008. Mr. Garran earned an A.B. in history and literature from Harvard College. We believe Mr. Garran is qualified to serve on our board of directors due to his experience in the consumer retail industry as a private equity investor, his broad financial experience and his service on the board of directors of other consumer and technology companies.

Michael Kumin has served as a member of our board of directors since July 2014. Mr. Kumin has worked as an investment professional at Great Hill Partners, L.P. since 2002 where he currently serves as a Managing Partner. Mr. Kumin also currently serves on the board of directors of Wayfair Inc., a role he has served in since June 2011, and on the board of a number of private companies. He also served on the board of directors of Spark Networks, Inc. from June 2006 to December 2013 and Vitacost.com, Inc. from July 2010 to August 2014. Mr. Kumin received a B.A. from Princeton University’s Woodrow Wilson School of Public & International Affairs. We believe Mr. Kumin is qualified to serve on our board of directors due to his experience in the consumer retail and e-commerce industries as a private equity investor and his service on the board of directors of other consumer and technology companies.

Michael J. Gerend has served as a member of our board of directors since May 2017. Mr. Gerend served as Chief Executive Officer of Edge Fitness Clubs, a group of thirteen health clubs, from January 2015 to March 2017 where he was responsible for the company’s strategy and operational infrastructure. Prior to Edge Fitness Clubs, Mr. Gerend served as President of Schwan’s Home Service, an online grocery delivery service, from July 2011 to January 2014 where he helped lead the company’s national expansion. Mr. Gerend also served as President and Chief Operating Officer of Life Time Fitness, Inc. from April 2003 to May 2009 during the period when Life Time Fitness, Inc. became a public company. Prior to joining Life Time Fitness, Inc., Mr. Gerend served as President and Chief Executive Officer of Grand Holdings, Inc. from 1998 to 2003. He also held senior management positions at Northwest Airlines, Inc. from 1991 to 1997. In addition to YogaWorks, Mr. Gerend currently serves on the board of directors of a number of private companies, including Edge Fitness Clubs and Movati Athletic, a chain of fitness clubs primarily located in Canada. Mr. Gerend earned his B.A. from the University of Notre Dame and his M.B.A. from the University of Wisconsin. We believe Mr. Gerend is qualified to serve on our board of directors due to his senior management experience in the consumer and fitness industries.

Brian Cooper has served as a member of our board of directors since May 2017. Mr. Cooper served as the Executive Vice President and Chief Financial Officer of Everyday Health, Inc., a public digital media company focused on health and wellness, from September 2003 to January 2017. Mr. Cooper joined Everyday Health, Inc. when it was a start-up and over a fourteen year period, led the company’s growth strategy, mergers and acquisitions, initial public offering and its ultimate sale to Ziff Davis, a subsidiary of j2 Global, Inc. Mr. Cooper was also responsible for the company’s accounting and finance departments, legal and business affairs, investor relations, human resources, business intelligence and data operations at Everyday Health, Inc. Prior to joining Everyday Health, Inc., Mr. Cooper served as Chief Financial Officer for AdOne LLC from 2000 to 2003 where he was responsible for its finance, accounting, corporate development and all administrative functions. He also served as Audit Partner in KPMG’s Information, Communications, and Entertainment practice from 1998 to 2000. Mr. Cooper also served as Vice President of Finance for Interfilm, Inc. from 1988 to 1995. Mr. Cooper began his career in Ernst and Young’s Entrepreneurial Services Group and is a graduate of the University of Pennsylvania’s Wharton School’s Executive Development Program and American University, where he earned his B.S. in Business Administration. We believe Mr. Cooper is qualified to serve on our board of directors due to his operating and finance knowledge and experience, and his public company management experience.

Board Composition

Our amended and restated bylaws that will become effective upon the closing of this offering provides that our Board of Directors shall consist of that number of directors to be determined from time to time by vote of our Board and is currently set at five members. Currently our Board consists of five members: Ms. McCollough and Messrs. Garran, Kumin, Gerend and Cooper.

In accordance with our amended and restated certificate of incorporation, which will be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Michael A. Kumin and Michael J. Gerend, and their terms will expire at the annual meeting of stockholders to be held in 2018;

•	the Class II directors will be Rosanna McCollough and Brian Cooper, and their terms will expire at the annual meeting of stockholders to be held in 2019; and

•	the Class III director will be Peter L. Garran, and his term will expire at the annual meeting of stockholders to be held in 2020.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Our Board has determined that upon completion of this offering, Messrs. Gerend and Cooper will be independent directors. In making this determination, our Board applied the standards set forth in the NASDAQ listing standards and in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In evaluating the independence of Messrs. Gerend and Cooper, our Board considered their current and historical employment, any compensation we have given to them, any transactions we have with them, their beneficial ownership of our capital stock, their ability to exert control over us, all other material relationships they have had with us and the same facts with respect to their immediate family. The Board also considered all other relevant facts and circumstances known to it in making this independence determination. In addition, Messrs. Garran and Kumin are non-employee directors, as defined in Rule 16b-3 of the Exchange Act.

Although there is no specific policy regarding diversity in identifying director nominees, the Board seeks the talents and backgrounds that would be most helpful to the Company in selecting director nominees. In particular, the Board may consider whether a director candidate, if elected, assists in achieving a mix of Board members that represents a diversity of background and experience.

Board Leadership Structure

Our board of directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management. Our amended and restated bylaws and corporate governance guidelines, which will become effective immediately prior to the consummation of this offering, will provide our board of directors with flexibility to combine or separate the positions of chairperson of the board of directors and chief executive officer. Our board of directors currently believes that our existing leadership structure, under which Mr. Garran serves as chairperson of our board of directors and is a non-employee director, is effective, provides the appropriate balance of authority between independent and non-independent directors, and achieves the optimal governance model for us and for our stockholders.

Board Oversight of Risk

Although management is responsible for the day to day management of the risks our company faces, our Board of Directors and its committees take an active role in overseeing management of our risks and have the ultimate responsibility for the oversight of risk management. The Board regularly reviews information regarding our operational, financial, legal and strategic risks. Specifically, senior management attends quarterly meetings of the Board of Directors, provides presentations on operations including significant risks, and is available to address any questions or concerns raised by our Board.

In addition, we expect that our two Board committees will assist the Board of Directors in fulfilling its oversight responsibilities regarding risk. The Audit Committee will coordinate the Board of Directors’ oversight of the Company’s internal control over financial reporting, disclosure controls and procedures, related party transactions and code of conduct and corporate governance guidelines and management will regularly report to the Audit Committee on these areas. The Compensation Committee will assist the Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs. When any of the committees receives a report related to material risk oversight, the chairperson of the relevant committee will report on the discussion to the full Board of Directors.

Code of Business Conduct and Ethics

We anticipate adopting a code of ethics and conduct, effective upon the completion of this offering, which will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the completion of this offering, the code of ethics and conduct will be available on our website at www.yogaworks.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not incorporate by reference the information on or accessible through our website into this prospectus.

Controlled Company Exception

After giving effect to this offering, Great Hill Partners will continue to control a majority of the voting power of our outstanding common stock. As a result, under our amended and restated certificate of incorporation, Great Hill Partners will be able to nominate a majority of the total number of directors comprising our Board of Directors and we will remain a “controlled company” within the meaning of the NASDAQ corporate governance standards. Under the NASDAQ corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (1) the requirement that a majority of the Board of Directors consist of independent directors, (2) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. We intend to utilize certain of these exemptions. As a result, we will not have a nominating and corporate governance committee and our compensation committee may not be composed entirely of independent directors. Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in the NASDAQ corporate governance rules.

Board Committees

In connection with this offering, we anticipate that our Board will establish the following committees: an Audit Committee and a Compensation Committee. The anticipated composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our Board of Directors.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	appoints our independent registered public accounting firm;

•	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

•	determines the engagement of the independent registered public accounting firm;

•	reviews and approves the scope of the annual audit and the audit fee;

•	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	monitors the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;

•	is responsible for reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•	reviews our critical accounting policies and estimates; and

•	reviews the audit committee charter and the committee’s performance at least annually.

After this offering, we expect that the members of our audit committee will be Brian Cooper (chairperson), Michael J. Gerend and Peter L. Garran. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our board of directors has determined that Brian Cooper is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of NASDAQ. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Our board of directors has determined that each of Messrs. Cooper and Gerend are independent under the heightened audit committee independence standards of the SEC and NASDAQ. As allowed under the applicable rules and regulations of the SEC and NASDAQ, we intend to phase in compliance with the heightened audit committee independence requirements prior to the end of the one-year transition period. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and NASDAQ.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. Among other matters, the compensation committee:

•	reviews and recommends corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers;

•	evaluates the performance of these officers in light of those goals and objectives recommends to our board of directors the compensation of these officers based on such evaluations;

•	recommends to our board of directors the issuance of stock options and other awards under our stock plans; and

•	reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

After this offering, we expect that the members of our compensation committee will be Michael J. Gerend (chairperson) and Brian Cooper. Each of the members of our compensation committee is independent under the applicable rules and regulations of NASDAQ, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). The compensation committee operates under a written charter that satisfies the applicable standards of the SEC and NASDAQ.

Compensation Committee Interlocks and Insider Participation

For 2016, Messrs. Garran and Kumin, each non-employee directors, and Ms. McCollough, our Chief Executive Officer, established compensation for each of our executive officers, other than Ms. McCollough. These compensation decisions were guided based on input, feedback and recommendations from Ms. McCollough to Messrs. Garran and Kumin. Ms. McCollough’s compensation was approved by Messrs. Garran and Kumin. After completion of this offering, none of the expected members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the consummation of this offering, provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.

Director Compensation

In 2016, our non-employee directors did not receive any cash compensation or equity awards for their services as directors. However, we have reimbursed our non-employee directors for reasonable out-of-pocket expenses incurred in attending board and committee meetings. Our employee directors did not receive any additional compensation for their service as members of our board of directors in 2016.

The following table sets forth information for the year ended December 31, 2016 regarding the compensation awarded to, earned by or paid to our non-employee directors:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Peter L. Garran	–	–	–	–
Michael A. Kumin	–	–	–	–

In connection with this offering, we intend to adopt a Non-Employee Director Compensation Program (the “Director Compensation Program”) for the benefit of our non-employee directors, the expected material terms of which are described in more detail below under “–Director Compensation Program”. We expect that the Director Compensation Program will become effective on the date on which it is adopted by our board of directors. We have not yet implemented this program and, accordingly, its terms and conditions remain subject to modification. Directors who are also employees of the company will not receive fees for their service on our board of directors.

Director Compensation Program

The material terms of the Director Compensation Program, as it is currently contemplated, are summarized below. As noted above, our board of directors is still in the process of developing, approving and implementing the Director Compensation Program Plan and, accordingly, this summary is subject to change.

Under the Director Compensation Program, on the date of each annual meeting of our stockholders, each non-employee director as of the date of such meeting who will continue to serve on our board of directors following such meeting will receive an award of restricted stock units with a grant-date value equal to $100,000 (or, for any non-employee director who will serve as the chair of the audit committee immediately following such meeting, $120,000) (each, an “Annual Award”). Each non-employee director who commences service on the board of directors at any time other than on the date of an annual meeting of our stockholders will receive a pro-rated Annual Award for his or her initial year of service on the Board. In addition, the Director Compensation Program provides that, in connection with this offering, each non-employee director will receive a one-time award of restricted stock units with a grant-date value equal to $100,000 (or, with respect to the chair of the audit committee, $120,000).

Awards of restricted stock units granted under the Director Compensation Program will vest in full on the earlier to occur of the first anniversary of the grant date or the annual meeting of stockholders next-following the meeting at which such award was granted, subject to the non-employee director’s continued service on our board of directors through the vesting date.

Pursuant to the Director Compensation Program, non-employee directors also receive reimbursement of reasonable business expenses incurred in connection with their service on our board of directors.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2016 Summary Compensation Table” below. In 2016, our “named executive officers” and their positions were as follows:

•	Rosanna McCollough, Chief Executive Officer and President;

•	Phillip Swain, former Chief Executive Officer;

•	Vance Chang, Chief Financial Officer;

•	Frannie Wong, former Chief Financial Officer; and

•	Suzanne Dawson, Chief Customer Officer.

During 2016, Mr. Swain served as our Chief Executive Officer through June 30, 2016 and Ms. McCollough served as our President through June 30, 2016 and as our Chief Executive Officer and President from June 30, 2016 through December 31, 2016. In addition, during 2016, Ms. Wong served as our Chief Financial Officer through April 1, 2016, and Mr. Chang served as our Chief Financial Officer from April 1, 2016 through December 31, 2016. Ms. Dawson joined the company as our Chief Customer Officer on July 25, 2016.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2016 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2016.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total($)
Rosanna McCollough	2016	300,000	23,008	–	–	26,325	349,333
Chief Executive Officer and President
Phillip Swain	2016	147,855	–	7,188	–	146,727	301,770
Former Chief Executive Officer
Vance Chang	2016	146,250	12,500	–	11,250	–	170,000
Chief Financial Officer
Frannie Wong	2016	116,897	–	2,767	–	111,782	231,446
Former Chief Financial Officer
Suzanne Dawson	2016	115,889	11,500	–	9,000	3,125	139,514
Chief Customer Officer

(1)	Amounts for Mr. Swain and Ms. Wong include payouts of accrued vacation in connection with their terminations of employment with the company.
(2)	Represents one-time signing bonuses paid to Mr. Chang and Ms. Dawson in connection with their commencement of employment with us in April 2016 and July 2016, respectively, and one-time cash bonuses paid to Ms. McCollough during 2016. Mmes. McCollough and Dawson and Mr. Chang used a portion of their bonuses to purchase shares of restricted common stock.

(3)	Amounts reflect the full grant-date fair value of restricted stock awards granted to Mr. Swain and Ms. Wong during 2016, calculated in accordance with ASC Topic 718. For a discussion of the assumptions used to calculate the value of stock awards, see Note 13 of the consolidated financial statements included in this prospectus. During 2016, Ms. Dawson and Mr. Chang purchased shares of restricted common stock at a price equal to the purchase-date fair market value of such shares. For additional information, see the section captioned “Narrative to Summary Compensation Table—Equity Compensation”.
(4)	Amounts represent 2016 cash bonuses earned by our named executive officers during 2016. Mr. Chang voluntarily allocated $2,250 of his 2016 cash bonus to other employees of the company and, accordingly, retained only $9,000 of his pre-tax 2016 cash bonus (though the entire amount of the bonus is included in this table in accordance with applicable disclosure rules). For additional information, see the section captioned “Narrative to Summary Compensation Table—2016 Performance Bonuses”.
(5)	Amounts under the “All Other Compensation” column consist of: (i) for Ms. McCollough, $26,325 of company-paid health insurance premiums; (ii) for Mr. Swain, severance payments and benefits payable in connection with his termination of employment consisting of (a) nine months’ base salary (or $139,904) plus (b) nine months’ company-subsidized health, dental and vision coverage (valued at $6,822); (iii) for Ms. Wong, severance payments and benefits payable in connection with her termination of employment consisting of (a) nine months’ base salary (or $103,529) plus (b) nine months’ company-subsidized health, dental and vision coverage (valued at $6,353), and $1,900 in consulting fees paid to her following her termination date; and (iv) for Ms. Dawson, company reimbursement for personal telephone and automobile use costs.

Narrative to Summary Compensation Table

2016 Salaries

The named executive officers receive base salaries to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s seniority, skill set, experience, role and responsibilities.

The actual base salaries paid to our named executive officers during 2016 are set forth in the 2016 Summary Compensation Table above.

2016 Performance Bonuses

In 2016, Mmes. McCollough, Wong and Dawson and Messrs. Swain and Chang were eligible to earn annual cash bonuses targeted at $85,000, $50,000, $75,000, $135,000 and $50,000, respectively. Each named executive officer was eligible to earn his or her bonus based on the attainment of the company’s 2016 EBITDA target, the attainment of the company’s 2016 revenue target and the attainment of individual performance metrics.

We did not attain our EBITDA and revenue targets during fiscal year 2016. However, Mr. Chang and Ms. Dawson each became entitled to receive a cash bonus equal to $9,000 based on the attainment of their individual performance metrics. Ms. McCollough did not receive a bonus with respect to fiscal year 2016, and Ms. Wong and Mr. Swain were not eligible to receive bonuses with respect to fiscal year 2016 because their employment with us terminated prior to the applicable payment date.

The actual annual cash bonuses awarded to each named executive officer for 2016 performance are set forth above in the 2016 Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”

Additional Cash Bonuses

During 2016, Ms. McCollough received two cash bonuses in the amounts of $19,200 and $3,808. Ms. McCollough’s $3,808 bonus was sufficient on an after-tax basis (and was used) to cover her cost of the purchase of restricted common stock during 2015. In addition, Mr. Chang and Ms. Dawson received one-time sign-on bonuses in the amounts of $12,500 and $11,500, respectively, the after-tax proceeds of which were used, in part, to fund the purchases of their 2016 Restricted Stock Awards.

Equity Compensation

We have historically granted rights to purchase restricted stock to our named executive officers under our 2014 Plan. For additional information about the 2014 Plan, please see the section titled “Equity Incentive Plans” below.

During 2016, each of Mmes. Dawson and Wong and Messrs. Chang and Swain were granted the right to purchase shares of restricted stock under the 2014 Plan (the “2016 Restricted Stock Awards”). Ms. McCollough did not purchase shares of restricted stock or receive grants of equity awards under the 2014 Plan during 2016.

Mr. Swain and Ms. Wong purchased their 2016 Restricted Stock Awards at a purchase price equal to $0.13 per share. The 2016 Restricted Stock Award granted to Mr. Swain vests with respect to one-twenty-fifth of the shares subject thereto on the vesting commencement date (i.e., July 11, 2016) and on each of the first twenty-four monthly anniversaries thereof, subject to Mr. Swain’s continued service through the applicable vesting date. Ms. Wong’s 2016 Restricted Stock Award was fully-vested on the date of grant. Upon a termination of Mr. Swain’s or Ms. Wong’s service with the company, we have the right to repurchase the shares subject to their awards at a per-share price equal to the fair market value of shares (with respect to any then-vested shares) and the original purchase price (with respect to any then-unvested shares). We exercised the repurchase right with respect to Mr. Swain’s shares in January 2017.

Ms. Dawson and Mr. Chang purchased their 2016 Restricted Stock Awards at a purchase price equal to $9.20 per share (which was the fair market value of a share of common stock on their purchase dates). The 2016 Restricted Stock Awards held by Ms. Dawson and Mr. Chang vest with respect to one-fourth of the shares subject thereto on the first anniversary of the applicable vesting commencement date (i.e., July 25, 2016 and April 11, 2016) and with respect to one-forty-eighth of the shares subject thereto on each monthly anniversary of the applicable vesting commencement date thereafter, in each case subject to the applicable executive officer’s continued employment through the applicable vesting date. In addition, in the event that a change in control of the company occurs and the applicable executive officer’s employment with the company is terminated without cause within twelve months following such change in control, the executive’s 2016 Restricted Stock Awards will vest in full (to the extent then-unvested) upon such termination. Upon a termination of Ms. Dawson’s or Mr. Chang’s service with the company, we have the right to repurchase the shares subject to their awards at a per-share price equal to the fair market value of the shares (with respect to any then-vested shares) and the original purchase price (with respect to any then-unvested shares).

The following table sets forth the restricted stock awards granted to our named executive officers during the 2016 fiscal year, and the per-share purchase price of such awards.

Named Executive Officer	2016 Restricted Stock Awards (# of Shares)	Per Share Purchase Price of 2016 Restricted Stock Awards ($)
Philip Swain	780	$0.13
Vance Chang	974	$9.20
Frannie Wong	300	$0.13
Suzanne Dawson	937	$9.20

In connection with this offering, we intend to adopt a 2017 Incentive Award Plan (the “2017 Plan”) in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2017 Plan will become effective on the date on which it is approved by our stockholders. We expect that the 2017 Plan will become effective on the date on which it is approved by our stockholders. For additional information about the 2017 Plan, please see the section titled “Equity Incentive Plans – 2017 Plan” below.

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy eligibility requirements. We expect that our named executive officers will be eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance and life insurance.

As part of her compensation package, Ms. McCollough is entitled to payment of the costs of health insurance premiums for her and her eligible dependents, as well as reimbursement for the costs of her personal telephone, laptop computer and membership fees or dues in trade or professional organizations. In addition, Ms. Dawson and Messrs. Chang and Swain receive (or received during 2016, in the case of Mr. Swain) reimbursement of costs associated with the use of their personal telephones and Ms. Dawson receives and Mr. Swain received, during 2016, reimbursement of costs associated with the use of their automobiles. The purpose of these benefits and perquisites is to ensure that our named executive officers are able to devote their full business time to our affairs, to project the proper corporate image for the company and to make employment at the company attractive at a relatively modest cost for shareholders.

No Tax Gross-Up Obligations

We have no obligation to make tax gross-up or similar payments to or in respect of amounts that may become payable to any of our named executive officers or other employees, including but not limited to any such gross-up obligations with respect to any amounts deemed to constitute “excess parachute payments” under Internal Revenue Code Section 280G.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2016. The share numbers disclosed below reflect the 1-for-10 reverse stock split of our common stock that occurred in March 2017 and a subsequent 1-for-1.333520 reverse stock split of our common stock to be effected prior to the effectiveness of the registration statement of which this prospectus forms a part.

			Stock Awards
Name	Grant Date	Vesting Commencement Date	Number of Shares or Units of Stock that have not Vested(#)	Market Value of Shares or Units of Stock that have not Vested($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested($)
Rosanna McCollough Chief Executive Officer and President	December 31, 2015	February 9, 2015	812	6,826	–	–

Phillip Swain	July 1, 2016	July 11, 2016	593	4,988	–	–
Former Chief Executive Officer
Vance Chang	April 11, 2016	April 11, 2016	974	8,190	–	–
Chief Financial Officer
Suzanne Dawson	July 25, 2016	July 25, 2016	937	7,875	–	–
Chief Customer Officer

(1)	Represents shares of restricted common stock which vest with respect to one-fourth of the shares subject thereto on the applicable vesting commencement date and with respect to one-forty-eighth of the shares subject thereto on each monthly anniversary of the vesting commencement date thereafter, subject to the applicable executive officer’s continued employment through the applicable vesting date. Upon a termination of the applicable executive’s employment by us without cause within twelve months following a change in control of the company, the restricted shares will vest in full (to the extent then-unvested). Upon a termination of the applicable executive’s service with the company, we have the right to repurchase the shares subject to their awards at a per-share price equal to the fair market value of shares (with respect to any then-vested shares) or the original purchase price (with respect to any then-unvested shares).
(2)	Represents shares of restricted common stock which vest with respect to one-twenty-fifth of the shares subject thereto on the vesting commencement date and on each of the first twenty-four month anniversaries of the vesting commencement date thereafter, subject to Mr. Swain’s continued service through the vesting date. Upon a termination of Mr. Swain’s service with the company, we had the right to repurchase the shares subject to his award at a per-share price equal to the fair market value of shares (with respect to any then-vested shares) and the original purchase price (with respect to any then-unvested shares). We exercised the repurchase right with respect to such shares in January 2017.

Executive Compensation Arrangements

Executive Employment Agreements

During 2016, we were party to executive employment agreements with Mmes. McCollough, Dawson and Wong and Messrs. Swain and Chang, the terms and conditions of which are described below. In March 2017, we entered into executive employment agreements with each of Mmes. McCollough and Dawson and Mr. Chang which superseded their prior executive employment agreements. The material terms of the prior executive employment agreements for Mmes. McCollough and Wong and Messrs. Swain and Chang, as well as the material terms of the new 2017 executive employment agreements for each of Mmes. McCollough and Dawson and Mr. Chang, are described in more detail below.

Prior Executive Employment Agreements

We entered into executive employment agreements (the “Prior Employment Agreements”) with Ms. McCollough in January 2015, with each of Ms. Wong and Mr. Swain on July 11, 2014, with Ms. Dawson on July 25, 2016 and with Mr. Chang on April 1, 2016, the terms and conditions of which were substantially similar. Pursuant to the Prior Employment Agreements, during 2016, Ms. McCollough served as our President, Ms. Wong served as our Chief Financial Officer (through June 11, 2016), Ms. Dawson served as our Chief Customer Officer, Mr. Swain served as our Chief Executive Officer (through June 30, 2016) and Mr. Chang served as our Chief Financial Officer (from June 11, 2016 through December 31, 2016). In addition, Ms. McCollough served as Chief Executive Officer from June 30, 2016 through December 31, 2016. Each Prior Employment Agreement had an initial one-year term and was subject to automatic one-year renewals thereafter, unless either party provided at least ninety days’ prior written notice of non-renewal.

The Prior Employment Agreements provided for Mmes. McCollough, Wong and Dawson and Messrs. Swain and Chang to receive annual base salaries which, as of December 31, 2016 (or, for Ms. Wong and Mr. Swain, their termination dates), were $300,000, $185,000, $275,000, $250,000 and $195,000, respectively, for grants of restricted common stock covering 1,499 shares, 749 shares, 937 shares, 1,499 shares and 974 shares, respectively, and for eligibility to participate in employee benefit plans, programs and arrangements provided to our senior executives generally. In addition, the Prior Employment Agreements provided that Mmes. McCollough, Wong and Dawson and Messrs. Swain and Chang were eligible to earn annual cash bonuses targeted at $85,000, $50,000, $75,000, $135,000 and $50,000, respectively, based on the attainment of pre-established company and individual performance metrics. Ms. McCollough’s Prior Employment Agreement also provided that the company would pay the full amount of health insurance premiums for her and her eligible dependents. In addition, Ms. Dawson’s Prior Employment Agreement provided for a one-time signing bonus equal to $11,500, company reimbursement of $125 per month for the use of her personal phone and $500 per month for the use of her automobile. Mr. Chang’s Prior Employment Agreement provided for company reimbursement of $100 per month for the use of his personal phone and a one-time signing bonus equal to $12,500. Mr. Swain’s Prior Employment Agreement provided for company reimbursement of $550 per month for an automobile lease and reasonable expenses for his personal phone and Blackberry.

Pursuant to the Prior Employment Agreements, upon a termination of the applicable executive’s employment by us without “cause,” due to the applicable executive’s death or disability or due to the applicable executive’s resignation for “good reason” (each such term as defined in the applicable Prior Employment Agreement), subject to the applicable executive’s timely execution and non-revocation of a general release of claims, the executive was eligible to receive (1) twelve months (in the case of Ms. McCollough), nine months (in the case of Ms. Wong and Messrs. Swain and Chang) or three months (in the case of Ms. Dawson) of continued base salary, (2) if such termination occurred on or after July 1 of any year, a pro rata portion of the executive’s annual bonus for the year of termination, (3) company-subsidized medical, dental or vision coverage following termination for up to twelve months (in the case of Ms. McCollough), nine months (in the case of Ms. Wong and Messrs. Swain and Chang) or three months (in the case of Ms. Dawson) and (4) for Ms. McCollough only, if such termination occurred more than eighteen months following the date on which her employment with us commenced, accelerated vesting of 374 shares of any unvested restricted stock then held by her.

Each Prior Employment Agreement includes confidentiality and non-disparagement restrictions effective during and after employment, as well as non-solicit restrictions that are effective during the applicable executive’s employment with us and for twelve months thereafter.

New Executive Employment Agreements

As noted above, on March 27, 2017, we entered into executive employment agreements with each of Mmes. McCollough and Dawson and Mr. Chang (the “New Employment Agreements”) which superseded and replaced their Prior Employment Agreements. Pursuant to the New Employment Agreements, Ms. McCollough serves as our Chief Executive Officer and President, Ms. Dawson serves as our Chief Customer Officer and Mr. Chang serves as our Chief Financial Officer. Each New Employment Agreement has an initial one-year term ending January 1, 2018 and is subject to automatic one-year renewals thereafter, unless either party provides at least ninety days’ prior written notice of non-renewal.

The New Employment Agreements provide for annual base salaries of $300,000 for Ms. McCollough. $275,000 for Ms. Dawson and $220,000 for Mr. Chang, and for eligibility to participate in employee benefit plans, programs and arrangements provided to our senior executives generally. In addition, the New Employment Agreements provide that Mmes. McCollough and Dawson and Mr. Chang are eligible to receive annual cash bonuses targeted at $100,000, $75,000 and $50,000, respectively, based on the attainment of pre-established company and individual performance metrics (with additional incentives payable in the company’s discretion for surpassing key metric goals). Ms. McCollough’s New Employment Agreement also provides that the company will pay the full amount of health insurance premiums for her and her eligible dependents. In addition, the New Employment Agreements provide for (i) reimbursement for the costs of Ms. McCollough’s cellular telephone, laptop computer and membership fees and dues in any trade or professional association or organization mutually agreed to by Ms. McCollough and our Board of Directors, (ii) for Ms. Dawson and Mr. Chang, company reimbursement of $125 per month for the use of their personal phones and (iii) for Ms. Dawson, reimbursement for business use of her personal automobile.

Under their New Employment Agreements, upon a termination of the applicable executive without “cause,” due to the applicable executive’s death or disability or due to the applicable executive’s resignation for “good reason” (each such term as defined in the applicable New Employment Agreement), subject to the applicable executive’s timely execution and non-revocation of a general release of claims, the executive will be eligible to receive (1) twelve months (in the case of Ms. McCollough), three months (in the case of Ms. Dawson) or six months (in the case of Mr. Chang) of continued payment of base salary, (2) if such termination occurs on or after July 1 of any year, a pro rata portion of the executive’s annual bonus for the year of termination, (3) company-subsidized medical, dental or vision coverage for up to twelve months (in the case of Ms. McCollough), three months (in the case of Ms. Dawson) or six months (in the case of Mr. Chang) following termination and (4) for Ms. McCollough only, accelerated vesting of any shares subject to outstanding equity incentive awards then held by her that would have otherwise vested during the twelve-month period following termination.

The New Employment Agreements also contain confidentiality, nondisclosure and invention assignment provisions effective during and after employment, as well as non-solicitation restrictions that are effective during the applicable executive’s employment with us and for twelve months thereafter.

Equity Incentive Plans

We currently maintain the 2014 Plan, which became effective on July 11, 2014. In connection with the closing of this offering, we intend to adopt a 2017 Incentive Award Plan (the “2017 Plan”). We expect that, upon the effectiveness of the 2017 Plan, no further awards will be made under the 2014 Plan. However, the 2017 Plan has not yet been adopted and, accordingly, its terms and conditions remain subject to modification.

2014 Plan

The material terms of the 2014 Plan are summarized below.

Share Reserve. As of March 31, 2017, an aggregate of 1,695,484 shares of common stock were reserved for issuance pursuant to awards granted under the 2014 Plan.

Administration. Our board of directors administers the 2014 Plan. The board may delegate its duties and responsibilities to a committee of the board consisting of at least two members of the board of directors and may delegate to our Chief Executive Officer the authority to grant awards under the Plan. Subject to the terms and conditions of the 2014 Plan, the plan administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards, to determine the terms and conditions of awards and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2014 Plan. The administrator is also authorized to adopt, amend or repeal rules relating to administration of the 2014 Plan.

Eligibility. Awards under the 2014 Plan may be granted to full or part-time officers, employees, directors, consultants and other key individuals of the company and its subsidiaries. Incentive stock options, or ISOs, may be granted only to employees of the company or its subsidiaries.

Awards. The 2014 Plan provides for the grant of stock options (including ISOs and nonqualified stock options, or NSOs), restricted stock or stock awards, or any combination thereof. No determination has been made as to the types or amounts of awards that will be granted to specific individuals in the future pursuant to the 2014 Plan (and, as noted above, following the effectiveness of this offering, we do not expect to make any further awards under the 2014 Plan). Each award is set forth in a separate award agreement indicating the type of the award and the terms and conditions of the award.

•	Stock Options. Stock options provide for the right to purchase shares of the company common stock in the future at a specified price that is established on the date of grant. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option generally may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders). The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•	Restricted Stock. Restricted stock is an award of nontransferable shares of common stock that remains forfeitable unless and until specified vesting conditions are met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Holders of restricted stock will have voting rights and may be granted with the right to receive dividends.

•	Stock Awards. Stock awards are shares of common stock that are not subject to vesting conditions, the receipt of which may be deferred by us or the participant. Stock awards may be granted or sold to participants (for no less than par value of the underlying shares), including in lieu of cash compensation otherwise payable to a participant.

Certain Transactions. The plan administrator has broad discretion to take action under the 2014 Plan, as well as to make adjustments to the terms and conditions of existing and future awards in the event of certain transactions and events affecting our stock, such as reorganizations, recapitalizations, stock dividends, stock splits, mergers, consolidations or other corporate transactions. In the event of a sale event relating to the company (as defined in the 2014 Plan), to the extent that outstanding options are not assumed or substituted in connection with such sale event, all then-outstanding options will become exercisable (to the extent vested) prior to the sale event and will terminate upon the sale event.

Transferability and Restrictions. With limited exceptions for the laws of descent and distribution, awards under the 2014 Plan are generally non-transferable prior to vesting unless otherwise determined by the plan administrator and are exercisable only by the participant.

Amendment and Termination. The Board may terminate, amend or modify the 2014 Plan at any time. However, we must obtain stockholder approval of any amendment to the 2014 Plan to the extent required by applicable law. In addition, no amendment of the 2014 Plan may, without the consent of the holder, adversely affect any award previously granted. We expect to cease granting any awards under the 2014 Plan upon the effectiveness of the 2017 Plan. Any award that is outstanding on the termination date of the 2014 Plan will remain in force according to the terms of the 2014 Plan and the applicable award agreement.

2017 Plan

Prior to the effectiveness of this offering, we expect to adopt the 2017 Plan, subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The anticipated material terms of the 2017 Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2017 Plan and, accordingly, this summary is subject to change.

Share Reserve. The aggregate number of shares of company common stock reserved for issuance pursuant to awards granted under the 2017 Plan (the “Share Limit”) equals the sum of (i) 1,901,598, plus (ii) any shares which, as of the effective date of the 2017 Plan, are subject to awards under the 2014 Plan which are forfeited or lapse unexercised following the effective date of the 2017 Plan, plus (iii) an annual increase on the first day of each calendar year beginning on January 1, 2018 and ending on and including January 1, 2027 equal to the lesser of (a) 5% of the shares outstanding (on an as-converted basis) on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by the board of directors. No more than 3,803,195 shares may be issued upon the exercise of incentive stock options.

If an award under the 2017 Plan is forfeited, expires, or is settled for cash (in whole or in part), any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2017 Plan. However, the following shares may not be used again for grant under the 2017 Plan: (i) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; (ii) shares subject to a stock appreciation right, or SAR, that are not issued in connection with the stock settlement of the SAR on its exercise; and (iii) shares purchased on the open market with the cash proceeds from the exercise of options. The payment of dividend equivalents in cash in connection with outstanding awards will not be counted against the Share Limit.

Awards granted under the 2017 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which the company enters into a merger or similar corporate transaction will not reduce the shares available for grant under the 2017 Plan. The maximum number of shares of common stock that may be subject to one or more awards granted to any participant pursuant to the 2017 Plan during any calendar year will be 300,000 shares, the maximum amount that may be paid in cash to any one participant during any calendar year under one or more awards payable in cash will be $3.0 million and, to the extent required by Section 162(m) of the Code, shares subject to awards which are canceled will continue to be counted against the foregoing award limits; however, the foregoing limitations shall not apply until the earliest of the following events to occur after the date on which the company becomes a publicly-traded company: (a) the first material modification of the 2017 Plan; (b) the issuance of all of the shares reserved for issuance under the 2017 Plan; (c) the expiration of the 2017 Plan; (d) the first meeting of stockholders at which members of the board of directors of the company are to be elected that occurs after the close of the third calendar year following the calendar year in which the company was first registered under Section 12 of the Exchange Act; or (e) such other date required by Section 162(m) of the Code. The grant date value of awards granted to any non-employee director pursuant to the 2017 Plan during any calendar year may not exceed $500,000.

Administration. The company’s board of directors will administer the 2017 Plan with respect to awards granted to non-employee directors and the company’s compensation committee will administer the 2017 Plan with respect to awards granted to other participants. The board or compensation committee may delegate their duties and responsibilities to committees of directors and/or officers, subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act and/or stock exchange rules. To the extent that the compensation committee constitutes the plan administrator, it must consist of at least two members of the Company’s board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Code, a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange on which shares of common stock are traded. Subject to the terms and conditions of the 2017 Plan, the plan administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the types, terms and conditions of awards and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2017 Plan. The plan administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2017 Plan.

Eligibility. Options, SARs, restricted stock, RSUs and all other stock-based and cash-based awards under the 2017 Plan may be granted to officers, employees and consultants of the Company and certain of its affiliates. Awards also may be granted to the Company’s directors. Only employees of the Company or certain of its subsidiaries may be granted ISOs.

Awards. The 2017 Plan provides for the grant of stock options (including ISOs and NSOs), SARs, restricted stock, RSUs, dividend equivalents, performance awards and stock payments, or any combination thereof. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2017 Plan. Each award will be set forth in a separate agreement and will indicate the type and terms and conditions of the award.

•

Stock Options. Stock options provide for the right to purchase shares of the company common stock in the future at a specified price that is established on the date of grant. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•	Restricted Stock. Restricted stock is an award of nontransferable shares of common stock that remains forfeitable unless and until specified vesting conditions are met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Holders of restricted stock will have voting rights and, except with respect to performance vesting awards, will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

•	Restricted Stock Units. RSUs are contractual promises to deliver shares of common stock (or the fair market value of such shares in cash) in the future, which may also remain forfeitable unless and until specified vesting conditions are met. RSUs generally may not be sold or transferred until vesting conditions are removed or expire. The shares underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when the RSUs are settled in shares, unless the RSU includes a dividend equivalent right (in which case the holder may be entitled to dividend equivalent payments under certain circumstances). Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral.

•	Stock Appreciation Rights. SARs entitle their holder, upon exercise, to receive an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of any SAR granted under the 2017 Plan must be at least 100% of the fair market value of a share of company common stock on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions. SARs under the 2017 Plan will be settled in cash or shares of company common stock, or in a combination of both, as determined by the administrator.

•	Dividend Equivalents. Dividend equivalents represent the value of the dividends, if any, per share paid by the company, calculated with reference to the number of shares covered by the award. Dividend equivalents generally are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator, and may be settled in cash or shares as determined by the plan administrator. Dividend equivalents with respect to an award with performance-based vesting that are based on dividends paid prior to the vesting of such award will only be paid out to the extent that the performance-based vesting conditions are subsequently satisfied and the award vests.

•	Performance Shares. Performance shares are contractual rights to receive shares of common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards.

•	Stock Payments. Stock payments are awards of fully-vested shares of common stock that may, but need not, be granted in lieu of all or any part of compensation, including base salary, bonus or fees that would otherwise be payable in cash to the recipient.

Performance Awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute “qualified performance-based compensation,” or QPBC, within the meaning of Section 162(m) of the Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Code.

Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that a publicly-held corporation may take in respect of compensation paid to its “covered employees” (which generally includes the corporation’s chief executive officer and next three most highly compensated employees other than the chief financial officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. Under a special transition rule for private companies that become publicly held, the company does not expect Section 162(m) of the Code to apply to certain awards under the 2017 Plan until the earliest to occur of (i) the annual stockholders’ meeting at which members of its board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which occurred the first registration of its equity securities under Section 12 of the Exchange Act; (ii) a material modification of the 2017 Plan; (iii) the exhaustion of the share supply under the 2017 Plan; or (iv) the expiration of the 2017 Plan. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC. In addition, the company may issue awards that are not intended to, or that otherwise do not, constitute QPBC even if such awards might be non-deductible as a result of Section 162(m) of the Code.

In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by the compensation committee and linked to stockholder-approved performance criteria. For purposes of the 2017 Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (1) net earnings (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense); (2) gross or net sales or revenue; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit; (6) cash flow (including, but not limited to, operating cash flow and free cash flow); (7) return on assets; (8) return on capital (or invested capital) and cost of capital; (9) return on stockholders’ equity; (10) total stockholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs, reductions in costs and cost control measures; (14) expenses; (15) working capital; (16) earnings or loss per share; (17) adjusted earnings or loss per share; (18) price per share or dividends per share (or appreciation in and/or maintenance of such price or dividends); (19) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (20) implementation or completion of critical projects; (21) market share; (22) achievement of subscriber and/or attendance-based metrics; (23) acquisition-related goals; (24) growth of specific lines of business; (25) sourcing and/or execution of partnerships; (26) economic value; (27) employee satisfaction, recruitment and/or retention goals; (28) customer retention and satisfaction goals; (29) achievement of studio, website, mobile and/or content visit and/or usage goals; and (30) brand recognition, any of which may be measured either in absolute terms for the Company or any operating unit of the Company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

The 2017 Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards. Such adjustments may include one or more of the following: (1) items related to a change in accounting principle; (2) items relating to financing activities; (3) expenses for restructuring or productivity initiatives; (4) other non-operating items; (5) items related to acquisitions; (6) items attributable to the business operations of any entity acquired by the company during the applicable performance period; (7) items related to the sale or disposition of a business or segment of a business; (8) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; (9) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the applicable performance period; (10) any other items of significant income or expense which are determined to be appropriate adjustments; (11) items relating to unusual or extraordinary corporate transactions, events or developments; (12) items related to amortization of acquired intangible assets; (13) items that are outside the scope of the Company’s core, on-going business activities; (14) items related to acquired or in-process research and development; (15) items relating to changes in tax laws; (16) items relating to major licensing or partnership arrangements; (17) items relating to asset impairment charges; (18) items relating to gains or losses for litigation, arbitration or contractual settlements; (19) items attributable to expenses incurred in connection with a reduction in force or early retirement initiative; (20) items relating to foreign exchange or currency transactions and/or fluctuations; or (21) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

Certain Transactions. The plan administrator has broad discretion to take action under the 2017 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting the company’s common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with the company’s stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2017 Plan and outstanding awards. In the event of a change in control of the company (as defined in the 2017 Plan), to the extent that the surviving entity declines to assume or substitute for outstanding awards or it is otherwise determined that awards will not be assumed or substituted, the awards will become fully vested and exercisable in connection with the transaction. If an award vests and, as applicable, is exercised in lieu of assumption or substitution in connection with a change in control, the award will terminate upon the change in control.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by the Company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2017 Plan are generally non-transferable prior to vesting, unless otherwise determined by the plan administrator, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2017 Plan, the plan administrator may, in its discretion, accept cash or check, shares of common stock that meet specified conditions, a market sell order or such other consideration as it deems suitable.

Amendment and Termination. The company’s board of directors may terminate, amend or modify the 2017 Plan at any time. However, the company must generally obtain stockholder approval to increase the number of shares available under the 2017 Plan (other than as described above with respect to automatic annual increases or in connection with certain corporate events), to reprice options or SARs or to cancel any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. In addition, no amendment, suspension or termination of the 2017 Plan may, without the consent of the holder, materially and adversely affect any rights or obligations under any award previously granted, unless the award itself otherwise expressly so provides. No award may be granted pursuant to the 2017 Plan after the tenth anniversary of the effective date of the 2017 Plan. Any award that is outstanding on the termination date of the 2017 Plan will remain in force according to the terms of the 2017 Plan and the applicable award agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2014, to which we have been a party, in which the amount involved exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Great Hill Partners

On July 11, 2014, we were acquired by Great Hill Partners. On July 11, 2014, we entered into an Expense Reimbursement Agreement with Great Hill Partners, pursuant to which we agreed to reimburse Great Hill Partners for direct and indirect expenses (including travel and other out-of-pocket expenses) incurred for rendering general management, consulting and advisory services to us (which generally consisted of services related to attendance at board meetings, advising on studio acquisitions, developing and supervising our capital structure and strategies for increasing our financial performance). Under the terms of the Expense Reimbursement Agreement, we reimburse Great Hill Partners for their services by paying in advance on the first day of each calendar quarter $25,000. We reimbursed Great Hill Partners $46,505 in 2014, $100,000 in 2015 and $100,000 in 2016 for their services under the Expense Reimbursement Agreement. We and Great Hill Partners intend to terminate the Expense Reimbursement Agreement upon consummation of our initial public offering. We believe our existing management team and our Board of Directors after this offering will adequately provide to us the services and oversight previously rendered under the Expense Reimbursement Agreement after its termination.

On June 3, 2015, we issued to Great Hill Partners the 2015 GHP Convertible Notes in the aggregate principal amount of $10.2 million, with an annual interest rate of 8%. On March 24, 2017, the 2015 GHP Convertible Notes were converted into 1,407,632 shares of our common stock.

On March 24, 2017, we converted of all of our outstanding preferred stock, all beneficially owned by Great Hill Partners, into 7,426,169 shares of our common stock.

On March 27, 2017, we issued to Great Hill Partners the 2017 GHP Convertible Notes in the aggregate principal amount of $3.2 million, with an annual interest rate of 8% and with a maturity date of March 27, 2018. These convertible notes are convertible into shares of our common stock, at the option of the holder, at a conversion price of $8.40 per share of common stock.

Great Hill has Partners indicated an interest in purchasing up to $10.0 million in shares of our common stock in this offering at the initial public offering price. Based on an assumed public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, Great Hill Partners would purchase up to an aggregate of 769,230 shares of our common stock in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to Great Hill Partners, and Great Hill Partners may determine to purchase more, less or no shares in this offering.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our Audit Committee, but only those independent directors who are disinterested, will be tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of July 10, 2017, and as adjusted to reflect the sale of our common stock offered by us in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of July 10, 2017. Unless otherwise indicated, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The information in the table below does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 8,909,081 shares of common stock outstanding as of July 10, 2017. We have based our calculation of the percentage of beneficial ownership after this offering on 13,909,081 shares of common stock outstanding immediately after the completion of this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, convertible securities or other rights, held by such person that are currently exercisable or will become exercisable within 60 days of July 10, 2017, are considered outstanding. We did not, however, deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o YogaWorks, 5780 Uplander Way, Culver City, California 90230.

	Shares Beneficially Owned		% of Outstanding Shares Beneficially Owned after this Offering
	Shares	%
Named Executive Officers and Directors:
Rosanna McCollough(1)	243,206	2.7%	1.7%
Suzanne Dawson(2)	56,533	*	*
Vance Chang(3)	69,386	*	*
Peter L. Garran	–	–	–
Michael A. Kumin(4)	8,901,292	99.9%	64.0%
Phil Swain(5)	718	*	*
Frannie Wong(6)	659	*	*
Michael J. Gerend	–	–	–
Brian Cooper	–	–	–
All executive officers and directors as a group (10 persons)	9,270,417	100.0%	64.9%
Other 5% Stockholders:
Great Hill Partners(7)(8)	8,901,292	99.9%	64.0%

*	less than 1%.

(1)	Consists of (a) 2,999 shares of common stock held of record by Rosanna McCollough, and (b) 240,207 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 10, 2017.
(2)	Consists of (a) 937 shares of common stock held of record by Suzanne Dawson, and (b) 55,596 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 10, 2017.
(3)	Consists of (a) 974 shares held of record by Vance Chang, and (b) 68,412 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 10, 2017.
(4)	Consists of shares described in Note (7) below, which are held by entities affiliated with Great Hill Partners. Mr. Kumin is a manager of GHP V, LLC and Great Hill Investors, LLC, and, as such, may be deemed to have beneficial ownership of these shares. Mr. Kumin’s address is c/o Great Hill Partners, One Liberty Square, Boston, MA 02109.
(5)	Consists of (a) 718 shares held of record by Phil Swain, and (b) no shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 10, 2017.
(6)	Consists of (a) 659 shares held of record by Frannie Wong, and (b) no shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 10, 2017.
(7)	Consists of (a) 8,871,669 shares of our common stock held by Great Hill Equity Partners V, L.P., and (b) 29,263 shares of our common stock held by Great Hill Investors, LLC. Great Hill Partners GP V, L.P. is the sole general partner of Great Hill Equity Partners V, L.P. and GHP V, LLC is the sole general partner of Great Hill Partners GP V, L.P. GHP V, LLC is controlled by Christopher S. Gaffney, John G. Hayes, Michael A. Kumin, Mark D. Taber and Matthew T. Vettel and, as such, they may be deemed to indirectly beneficially own the shares beneficially owned by Great Hill Equity Partners V, L.P. Great Hill Investors, LLC is controlled by Christopher S. Gaffney, John G. Hayes, Michael A. Kumin, Mark D. Taber and Matthew T. Vettel and, as such, they may be deemed to indirectly beneficially own the shares beneficially owned by Great Hill Investors, LLC. Each of Messrs. Gaffney, Hayes, Kumin, Taber and Vettel disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Great Hill Partners is Great Hill Partners, One Liberty Square, Boston, MA 02109.
(8)	Great Hill Partners has indicated an interest in purchasing up to $10.0 million of our common stock in this offering at the initial public offering price. Based on an assumed public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, Great Hill Partners would purchase up to 769,230 shares of our common stock in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to Great Hill Partners, and Great Hill Partners may determine to purchase more, less or no shares in this offering. If these purchases were completed, Great Hill Partners would beneficially own 69.5% of our common stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

DESCRIPTION OF CAPITAL STOCK

General

As of the closing of this offering, our authorized capital stock will consist of 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering. Our amended and restated certificate of incorporation and amended and restated bylaws will be approved by our pre-IPO stockholders prior to this offering. Copies of these documents will be filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The description of our capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

Common Stock

As of July 10, 2017, there were 8,909,081 shares of our common stock outstanding and held of record by 8 stockholders.

Voting Rights

Holders of our common stock are entitled to one vote per share of common stock. Holders of shares of common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms.

Economic Rights

Dividends. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for more information. Any dividend or distributions paid or payable to the holders of shares of common stock shall be paid pro rata, on an equal priority, pari passu basis.

Right to Receive Liquidation Distributions. Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders shall be distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Choice of Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, employees or stockholders owed to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; or (4) any action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our amended and restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise. This choice of forum provision has important consequences for our stockholders. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Preferred Stock

Under the terms of our amended and restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of July 10, 2017, we had outstanding options to purchase an aggregate of 1,289,013 shares of our common stock under our 2014 Plan at a weighted-average exercise price of $ 8.40 per share. For a more complete discussion of our stock option plans, please see “Executive Compensation—2014 Plan” and “—2017 Plan.”

Anti-takeover Provisions

Classified Board of Directors and Removal of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that a director may be removed only for cause. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated bylaws provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders. Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our board of directors.

Authorized But Unissued Shares

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of NASDAQ. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

The foregoing provisions of our amended and restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

In addition, upon the closing of this offering, we will be subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Corporate Opportunity

Our certificate of incorporation will provide that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will not apply against Great Hill Partners, any of our non-employee directors or agents who are employees, affiliates or representatives of Great Hill Partners or its affiliates (other than us or our subsidiaries) or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our customers; provided, we do not renounce our interest in any corporate opportunity offered to any person who serves as an officer (excluding the offices of chairperson or vice chairperson of the board of directors) or employee of our company.

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will Computershare Trust Company, N.A. The address of the transfer agent and registrar is 250 Royall Street, Canton, Massachusetts 02021.

Limitations of Liability and Indemnification

See the section captioned “Certain Relationships and Related Party Transactions— Indemnification Agreements and Directors’ and Officers’ Liability Insurance.”

Listing

We have applied to list our common stock on The NASDAQ Global Market under the symbol “YOGA.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of July 10, 2017, 13,909,081 shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares solely to cover overallotments, if any, and no exercise of outstanding options. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, including any Great Hill Shares, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock not sold in this offering will be, and shares subject to stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. All of our executive officers, directors and holders of substantially all of our capital stock and securities exchangeable or exercisable for our capital stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for 180 days following the date of this prospectus. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all 5,000,000 shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•	beginning 181 days after the date of this prospectus, 8,909,081 shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our officers, directors and substantially all other holders of our capital stock and securities convertible into or exchangeable for our capital stock (including Great Hill Partners) have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Cowen and Company, LLC, Stephens Inc. and Guggenheim Securities, LLC, offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of, or announce the intention to otherwise dispose of, any shares of our common stock (including, without limitation, shares of our common stock which may be deemed to be beneficially owned under the Securities Act of 1933) or securities convertible into or exercisable or exchangeable for shares of our common stock, (ii) enter into any swap, hedge or similar agreement or arrangement that transfers in whole or in part, the economic risk of ownership of beneficially owned shares of our common stock or securities convertible into or exercisable or exchangeable for our common stock, or (iii) engage in any short selling of our common stock or securities convertible into or exercisable or exchangeable for our common stock. Cowen and Company, LLC, Stephens Inc. and Guggenheim Securities, LLC may, in their discretion, release any of the securities subject to lock-up agreements at any time. When determining whether or not to release our common stock and other securities from lock-up agreements, Cowen and Company, LLC, Stephens Inc. and Guggenheim Securities, LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request. In the event of such a release or waiver for one of our directors or officers, Cowen and Company, LLC shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release at least two business days before the effective date of the release or waiver.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal 139,090 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section captioned “Executive Compensation—Equity Incentive Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock. Potential tax reforms in the U.S. may result in significant changes in the rules governing U.S. federal income taxation. Such changes may affect the federal tax considerations of the purchase, ownership and disposition of the common stock discussed herein.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of our common stock set forth opposite its name below. Cowen and Company, LLC, Stephens Inc. and Guggenheim Securities, LLC are the representatives of the underwriters.

Underwriter	Number of Shares
Cowen and Company, LLC
Stephens Inc.
Guggenheim Securities, LLC
Roth Capital Partners, LLC
Imperial Capital, LLC

Total	5,000,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Overallotment Option to Purchase Additional Shares. We have granted to the underwriters an option to purchase up to 750,000 additional shares of common stock at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table above. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Great Hill Shares. Great Hill Partners has indicated an interest in purchasing up to $10.0 million of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to Great Hill Partners, and Great Hill Partners may determine to purchase more, less or no shares in this offering.

Discounts and Commissions. The following table shows the public offering price, underwriting discount and proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $2.0 million and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses in an amount not to exceed $15,000. The underwriters have agreed to reimburse us up to $200,000 for certain of our expenses incurred by us with respect to this offering.

Total
	Per Share	Without Overallotment	With Overallotment
Public offering price
Underwriting discount
Proceeds, before expenses, to us

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $             per share. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Discretionary Accounts. The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

Market Information. Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations will include:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial information;

•	an assessment of our management; its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

We have applied to list our common stock on The NASDAQ Global Market under the symbol ‘‘YOGA’’.

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•

Overallotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising their overallotment option or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making. In connection with this offering, the underwriters and selling group members, if any, may engage in passive market making transactions in our common stock on in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, such bid must then be lowered when specified purchase limits are exceeded.

Lock-Up Agreements. Pursuant to certain ‘‘lock-up’’ agreements, we and our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, including Great Hill Partners, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Cowen and Company, LLC, Stephens Inc. and Guggenheim Securities, LLC for a period of 180 days after the date of the pricing of the offering, referred to herein as the lock-up period.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit us, among other things and subject to restrictions, to: (i) issue common stock as contemplated by the underwriting agreement, (ii) issue common stock and options to purchase common stock, shares of common stock underlying options granted and other securities, each pursuant to any director or employee stock option plan, stock ownership plan or dividend reinvestment plan in effect on the date hereof and described in this prospectus; (iii) issue common stock pursuant to the conversion of securities or the exercise of warrants, which securities or warrants are outstanding on the date hereof and described in this prospectus; (iv) sell or issue, or enter into an agreement to sell or issue, shares of common stock or securities convertible into or exercisable or exchangeable for common stock in connection with (1) mergers, (2) acquisition of securities, businesses, property or other assets, (3) joint ventures, or (4) strategic alliances; provided, that the aggregate number of shares of our common stock or securities convertible into or exercisable for common stock (on an as-converted or as-exercised basis, as the case may be) that we may sell or issue or agree to sell or issue pursuant to this clause (iv) shall not exceed 5% of the total number of shares of our common stock issued and outstanding immediately following this offering (assuming full exercise or conversion of all of our outstanding convertible securities, rights, options and warrants into shares of our common stock); provided further that each recipient of shares of common stock or securities convertible into or exercisable for common stock pursuant to this clause (iv) shall execute a lock-up agreement substantially similar to the agreement executed by our directors, executive officers and holders of our common stock; and (v) adopt a new equity incentive plan, and file a registration statement on Form S-8 under the Securities Act to register the offer and sale of securities to be issued pursuant to such new equity incentive plan, and issue securities pursuant to such new equity incentive plan (including, without limitation, the issuance of shares of common stock upon the exercise of options or other securities issued pursuant to such new equity incentive plan), provided that such new equity incentive plan satisfies the transaction requirements of General Instruction A.1 of Form S-8 under the Securities Act, and that each recipient of shares of common stock, or securities exchangeable or exercisable for or convertible into common stock, pursuant to such new equity incentive plan shall be contractually obligated to execute a lock-up agreement substantially similar to the agreement executed by our directors, executive officers and shareholders. The restrictions under the “lock-up” agreements will not apply to: (a) if the party is a natural person, any transfers made by the party (i) as a bona fide gift to any member of the immediate family of the party or to a trust the beneficiaries of which are exclusively the party or members of the party’s immediate family, (ii) by will or intestate succession upon the death of the party or (iii) as a bona fide gift to a charity or educational institution; (b) if the party is a corporation, partnership, limited liability company or other business entity, any transfers to any stockholder, partner or member of, or owner of a similar equity interest in, the party, as the case may be, if, in any such case, such transfer is not for value; (c) if the party is a corporation, partnership, limited liability company or other business entity, any transfer made by the party (i) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the party’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the party’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by the lock-up agreement or (ii) to another corporation, partnership, limited liability company or other business entity so long as the transferee is an affiliate of the party and such transfer is not for value; (d) transactions relating to our common stock or other securities convertible into or exercisable or exchangeable for our common stock acquired in open market transactions after completion of this offering, provided that no such transaction is required to be, or is, publicly announced during the lock-up period; (e) the entry or amendment, by the party, at any time on or after the date of the underwriting agreement, of any trading plan providing for the sale of our common stock by the party, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any of our common stock during the lock-up period and no public announcement or filing is voluntarily made or required regarding such plan during the lock-up period; (f) any transfers made by the party to us to satisfy tax withholding obligations pursuant to our equity incentive plans or arrangements disclosed in this prospectus; (g) if the party is a trust, any transfers made by the party to a trustor or beneficiary of the trust and such transfer is not for value; (h) any transfers by operation of law, including pursuant to a domestic order or a negotiated divorce settlement; (i) any transfers of our securities to us pursuant to agreements under which we have the option to repurchase such securities or we have a right of first refusal with respect to transfers of such securities; and (j) any transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control of our company; provided, however, that (1) in the case of any transfer described in clause (a), (b), (c), (g) or (h) above, it shall be a condition to the transfer that the transferee executes and delivers to Cowen and Company, LLC, a written lock-up agreement substantially in form to the lock-up agreement signed by our directors, executive officers and shareholders, (2) in the case of any transfer described in clause (a), (b), (c), (f) or (g) above, if the undersigned is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock during the lock-up period, the undersigned shall include a statement in such report stating the nature of the transfer or disposition.

Cowen and Company, LLC, Stephens Inc. and Guggenheim Securities, LLC in their sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release our common stock and other securities from lock-up agreements, Cowen and Company, LLC, Stephens Inc. and Guggenheim Securities, LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request. In the event of such a release or waiver for one of our directors or officers, Cowen and Company, LLC shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release at least two business days before the effective date of the release or waiver.

Electronic Offer, Sale and Distribution of Shares. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships. Certain of the underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they may in the future receive customary fees.

Notice to Prospective Investors

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful

Canada. The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

United Kingdom. Each of the underwriters has represented and agreed that:

•	it has not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland. The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

European Economic Area. In relation to each Member State of the European Economic Area (the “EEA”) which has implemented the European Prospectus Directive (each, a “Relevant Member State”), an offer of our shares may not be made to the public in a Relevant Member State other than:

•	to any legal entity which is a qualified investor, as defined in the European Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the European Prospectus Directive), subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the European Prospectus Directive.

provided that no such offer of our shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the European Prospectus Directive or supplement prospectus pursuant to Article 16 of the European Prospectus Directive.

For the purposes of this description, the expression an “offer to the public” in relation to the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that Relevant Member State by any measure implementing the European Prospectus Directive in that member state, and the expression “European Prospectus Directive” means Directive 2003/71/EC (and amendments hereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

Israel. In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728—1968, including, inter alia, if: (1) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (2) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us or to anyone acting on our behalf: (1) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (2) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (3) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (4) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (5) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

LEGAL MATTERS

Latham & Watkins, LLP, Los Angeles, California will pass upon the validity of the shares of our common stock being offered by this prospectus. DLA Piper LLP (US), New York, New York is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements as of December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016 included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and website of the SEC referred to above. We also maintain a website at www.yogaworks.com where, upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on or that can be accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

YogaWorks, Inc.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

YogaWorks, Inc.

Los Angeles, California

We have audited the accompanying consolidated balance sheets of YogaWorks, Inc. (the “Company”) as of December 31, 2016 and 2015 and the related consolidated statements of operations, redeemable preferred stock, stockholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YogaWorks, Inc. at December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Los Angeles, California

April 18, 2017, except for the third paragraph in Note 1 and the fifth paragraph in Note 16, as to which the date is July 14, 2017

YogaWorks, Inc.

Consolidated Balance Sheets

December 31,	2016	2015
Assets

Current assets
Cash and cash equivalents	$1,912,421	$3,772,605
Inventories, net	948,194	1,115,702
Prepaid expenses and other current assets	1,318,137	394,832

Total current assets	4,178,752	5,283,139

Property and equipment, net	8,552,674	9,285,271
Intangible assets, net	25,654,823	31,718,835
Goodwill	17,746,570	17,746,570
Other non-current assets	1,015,079	965,786

Total assets	$57,147,898	$64,999,601

Liabilities, Redeemable Preferred Stock and Stockholders’ Deficit

Current liabilities
Accounts payable and accrued expenses	$1,162,675	$1,539,485
Accrued compensation	1,504,034	1,212,145
Current portion of long-term debt, net of debt issuance costs	418,750	543,750
Convertible note due to related party	–	10,727,767
Deferred revenue	4,593,076	5,242,957
Current portion of deferred rent	192,569	461,562

Total current liabilities	7,871,104	19,727,666

Deferred rent, net of current portion	2,471,734	367,944
Deferred tax liability	59,536	23,028
Convertible note due to related party	11,634,592	–
Long-term debt, net of current portion and debt issuance costs	6,350,320	6,657,149

Total liabilities	28,387,286	26,775,787

Commitments and Contingencies (Note 15)

Redeemable Preferred Stock, $0.001 par value; 10,000 shares authorized, issued and outstanding at December 31, 2016 and 2015; Liquidation Preference $61,392,824 and $56,758,162 at December 31, 2016 and 2015, respectively	61,392,824	56,758,162

Stockholders’ deficit
Common stock, $0.001 par value; 100,000 shares authorized; 74,559 and 72,735 shares issued and outstanding at December 31, 2016 and 2015	75	73

Additional paid in capital	67,187	25,869
Accumulated deficit	(32,699,474)	(18,560,290)

Total stockholders’ deficit	(32,632,212)	(18,534,348)

Total liabilities, redeemable preferred stock, and stockholders’ deficit	$57,147,898	$64,999,601

See accompanying notes to consolidated financial statements.

YogaWorks, Inc.

Consolidated Statements of Operations

Years ended December 31,	2016	2015
Net revenues	$55,090,208	$48,505,831
Cost of revenues and operating expenses
Cost of revenues	20,535,177	17,104,969
Center operations	22,469,539	19,859,052
General and administrative expenses	11,066,545	12,555,983
Depreciation and amortization	8,893,093	6,514,393
Goodwill impairment	–	927,062

Total cost of revenues and operating expenses	62,964,354	56,961,459

Loss from operations	(7,874,146)	(8,455,628)

Interest expense, net	1,587,084	746,232

Net loss before provision for income taxes	(9,461,230)	(9,201,860)

Provision for income taxes	43,292	13,283

Net loss	(9,504,522)	(9,215,143)
Less preferred rights dividend on redeemable preferred stock	(4,634,662)	(4,318,364)

Net loss attributable to common stockholders	$(14,139,184)	$(13,533,507)

Basic and diluted net loss per share attributable to common stockholders	$(191.60)	$(189.96)

Weighted-average number of shares used in calculating loss per share attributable to common stockholders (Note 12):
Basic and diluted common shares	73,796	71,244

See accompanying notes to consolidated financial statements.

YogaWorks, Inc.

Consolidated Statements of Redeemable Preferred Stock

	Redeemable preferred stock
	Shares	Amount
Balance, January 1, 2015	10,000	$52,439,798
Deemed dividend on redeemable preferred stock	–	4,318,364

Balance, December 31, 2015	10,000	56,758,162
Deemed dividend on redeemable preferred stock	–	4,634,662

Balance, December 31, 2016	10,000	$61,392,824

See accompanying notes to consolidated financial statements.

YogaWorks, Inc.

Consolidated Statements of Stockholders’ Deficit

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance, January 1, 2015	71,236	$71	$8,729	$(5,026,783)	$(5,017,983)
Issuance of common stock	1,499	2	198	–	200
Redeemable preferred stock dividends	–	–	–	(4,318,364)	(4,318,364)
Stock-based compensation	–	–	16,942	–	16,942
Net loss	–	–	–	(9,215,143)	(9,215,143)

Balance, December 31, 2015	72,735	73	25,869	(18,560,290)	(18,534,348)
Issuance of common stock	1,824	2	17,875	–	17,877
Redeemable preferred stock dividends	–	–	–	(4,634,662)	(4,634,662)
Stock-based compensation	–	–	23,443	–	23,443
Net loss	–	–	–	(9,504,522)	(9,504,522)

Balance, December 31, 2016	74,559	$75	$67,187	$(32,699,474)	$(32,632,212)

See accompanying notes to consolidated financial statements.

YogaWorks, Inc.

Consolidated Statements of Cash Flows

Years ended December 31,	2016	2015
Cash flows from operating activities
Net loss	$(9,504,522)	$(9,215,143)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	8,893,093	6,514,393
Goodwill impairment	–	927,062
Deferred tax expense	36,508	13,154
Paid-in-kind interest expense capitalized to convertible note	906,825	480,896
Amortization of debt issuance cost	111,922	47,090
Loss on disposal of development in progress	–	42,851
Stock-based compensation expense	23,443	16,942
Changes to operating assets and liabilities
Tenant improvement allowances received	1,558,576	–
Inventories	167,508	(244,939)
Prepaid expenses and other current assets	(923,305)	(145,779)
Other non-current assets	(49,293)	(49,339)
Accounts payable and accrued expenses	(376,810)	(576,904)
Accrued compensation	291,889	72,262
Deferred revenue	(649,881)	426,593
Deferred rent	276,217	803,188

Net cash provided by (used in) operating activities	762,170	(887,673)

Cash flows from investing activities
Purchases of property, equipment, and intangible assets	(2,096,481)	(3,418,566)
Costs incurred in website content, website development and software	–	(256,293)
Acquisitions, net of cash acquired	–	(11,448,910)

Net cash used in investing activities	(2,096,481)	(15,123,769)

Cash flows from financing activities
Principal payment on term loans	(543,750)	(16,581)
Repayment on equipment line	–	(1,411,111)
Proceeds from term loan	–	7,000,000
Proceeds from issuance of convertible note	–	10,246,871
Debt issuance cost	–	(546,191)
Net proceeds from issuance of common stocks and preferred stocks	17,877	–

Net cash (used in) provided by financing activities	(525,873)	15,272,988

Decrease in cash and cash equivalents	(1,860,184)	(738,454)
Cash and cash equivalents, beginning of period	3,772,605	4,511,059

Cash and cash equivalents, end of period	$1,912,421	$3,772,605

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest paid	$520,518	$186,252

Supplemental disclosure of non-cash activities
Dividends on preferred redeemable stock accrued	$4,634,662	$4,318,364
Paid-in-kind interest expense capitalized convertible note	906,825	480,896

Acquisition (Note 4)
Issuance of notes payable in exchange of net assets acquired	$–	$700,000

See accompanying notes to consolidated financial statements.

YogaWorks, Inc.

Notes to Consolidated Financial Statements

1. Organization and Basis of Presentation

General

YogaWorks, Inc., a Delaware corporation, and its wholly-owned subsidiaries (collectively, the “Company”) are primarily engaged in building and operating yoga studios. The Company was formerly known as YWX Holdings, Inc. and changed its name to YogaWorks, Inc. on April 10, 2017. The Company operates under the brand name YogaWorks and Yoga Tree and offers primarily yoga classes, workshops, teacher training programs, and yoga-related retail merchandise across its studios. In addition to its studio locations, YogaWorks offers online yoga instruction and programming through its MyYogaWorks web platform, which provides subscribers with a highly curated catalog of over 1,000 yoga classes.

On March 24, 2017, the Company effectuated a 1-for-10 reverse stock split (the “1-for-10 Reverse Split”). Under the terms of the 1-for-10 Reverse Split, each share of common stock, issued and outstanding as of such effective date, was automatically reclassified and changed into one-tenth of one share of common stock, without any further action by the stockholders. Fractional shares were rounded down to the nearest whole share. All share and per share amounts have been restated to reflect the 1-for-10 Reverse Split for all periods presented.

On July 14, 2017, the Company effectuated a 1-for-1.333520 reverse stock split (the “1-for-1.333520 Reverse Split”). Under the terms of the 1-for-1.333520 Reverse Split, each share of common stock, issued and outstanding as of such effective date, was automatically reclassified and changed into 0.749895 shares of common stock, without any further action by the stockholders. Fractional shares were rounded down to the nearest whole share. All share and per share amounts have been restated to reflect the 1-for-1.333520 Reverse Split for all periods presented.

The accompanying financial statements are prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and accounting principles generally accepted in the United States (“GAAP”).

Markets

The Company operates in regional markets across the U.S. As a result of the clustering of the studios in key geographic markets, and the flexibility offered to students to use different studios in their regional markets, the Company does not report net revenues on an individual studio basis or report same studio sales. The Company prefers to analyze the financial results on a regional market basis. Given the focus on acquisitions, the Company may acquire stores in an existing regional market to capture more regional market share which may take some market share from the existing studios.

As of December 31, 2016, the Company owned and operated 49 yoga studios in 6 regional markets. The following table illustrates the studio locations by regional market:

	As of December 31,
	2016		2015
Regional Market	Number of Studios	Percentage of Net Revenues(1)	Number of Studios	Percentage of Net Revenues(1)
Los Angeles	17	41%	15	46%
Orange County (California)(2)	4	8%	5	11%
New York City(2)	5	14%	6	18%
Northern California	13	26%	12	23%
Boston	2	3%	2	1%
Baltimore/Washington D.C.	8	7%	7	1%

YogaWorks, Inc.

Notes to Consolidated Financial Statements

(1)	For the year ended December 31. Assumes that any net revenues for teacher training, workshops and MyYogaWorks.com for such period are allocated to the regional markets on a proportional basis based on the market’s share of total studio net revenues for such period.
(2)	Reflects closures in 2016 of one studio in Orange County (California) and one studio in New York City.

The Company operates in a number of regional operating segments; however, the Company meets the aggregation criteria of ASC 280 and therefore reports as one reportable segment. The Company’s chief executive officer, who is the Company’s chief operating decision maker, determines the Company’s strategy and makes operating decisions for the regional operating segments, and assesses performance and allocates resources based on performance of the Company’s regional operating segments. The Company derives revenue from the sale of yoga classes, workshops, teacher training programs and yoga-related retail merchandise.

Capital Resources and Liquidity

The financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company expects to incur further GAAP losses over the next several years as it continues to incur amortization of intangible assets from the acquisition of the Company in 2014 by Great Hill Equity Partners, V, L.P. and Great Hill Investors, LLC (collectively, “Great Hill Partners”) and has been dependent on funding growth through the incurrence of indebtedness and the issuance of equity securities.

The Company had a net loss of $9,504,522 and $9,215,143, net cash provided by (used in) operating activities of $762,170 and $(887,673) for the years ended December 31, 2016 and 2015, respectively, and had an accumulated deficit of $(32,699,474) and $(18,560,290) as of December 31, 2016 and 2015, respectively. The Company also had a negative working capital of $3,692,352 at December 31, 2016, which is mainly due to deferred revenue. The primary sources of liquidity include cash on hand of $1,912,421, cash flows from operating activities, availability under the credit facility with Deerpath Funding LP of approximately $13,000,000 as of December 31, 2016 (see Note 9) and convertible promissory notes issued from time to time to Great Hill Partners, including the convertible promissory notes issued on March 27, 2017 in the aggregate principal amount of $3,200,000 (see Note 8 and Note 16). The Company expects that ongoing requirements for working capital, debt service and planned capital expenditures will be adequately funded from these sources for at least the next twelve months from the issuance of these financial statements. There can be no assurance that the Company will sustain positive cash flows from operations or achieve profitability and incremental funding from Great Hill Partners may be required as needed. If available funds are not adequate the Company may need to obtain additional funding or scale back operations.

2. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of YogaWorks, Inc. and its wholly-owned subsidiaries. All significant inter-company accounts, transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of

YogaWorks, Inc.

Notes to Consolidated Financial Statements

contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates. Significant estimates include stock-based compensation, deferred revenue recognition, income taxes, purchase price allocation, valuation of intangible assets and goodwill and useful lives of property and equipment.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly-liquid investments with original maturities of three months or less. The Company places its cash and cash equivalents with major financial institutions. Cash and cash equivalents balances at these institutions are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”). From time to time, deposits may exceed the FDIC coverage limits.

Fair Value Measurements

Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The carrying value of the Company’s financial assets and liabilities, including cash and cash equivalents, and accounts payable and accrued liabilities are stated at historical cost which approximates fair value because of the short-term nature of these instruments at prevailing market rates. The carrying amount of the long-term debt approximates the fair value of the convertible promissory notes and term loans, as the interest rates are variable except for the GHP Convertible Notes and approximate the interest rates presently available to the Company.

Inventories

Inventories are stated at the lower of cost or market value. The Company’s inventory consists of clothing, yoga props, media (DVDs and books) and home products (home décor and miscellaneous food and beverage items). Inventories are valued on a first-in first-out cost method.

YogaWorks, Inc.

Notes to Consolidated Financial Statements

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization using the straight-line method over the following estimated useful lives of the assets:

Years
Computer equipment and purchased software	3
Furniture and fixtures	5
Leasehold improvements	Useful life or remaining lease term, whichever is shorter
Other equipment	5

Repairs and maintenance are expensed as incurred, while renewals or betterments are capitalized.

Intangible Assets

Intangible assets are stated at cost, less accumulated amortization. The Company accounts for the purchase of intangible assets in accordance with ASC Topic 350 “Intangibles—Goodwill and Other.” Intangible assets are based on their acquisition cost. Applicable long-lived assets, including definite-lived intangible assets, are amortized or depreciated over the shorter of their estimated useful lives, the estimated period that the assets will generate revenue, or the statutory or contractual term. Estimates of useful lives and periods of expected revenue generation are reviewed periodically for appropriateness and are based upon management’s judgment.

Impairment of Long-Lived Assets

The Company reviews long-lived assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated undiscounted future cash flows directly associated with the asset are compared to the asset’s carrying amount. If the estimated future cash flows from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the asset to its estimated fair value.

Goodwill

The Company’s goodwill relates to the 2014 acquisition of the predecessor to YogaWorks, Inc. (the “Predecessor”) by Great Hill Partners, and acquisitions of three yoga companies in San Francisco, Boston and Baltimore in 2015. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in an acquisition accounted for as a business combination. Goodwill is not amortized but rather is tested for impairment on an annual basis and if there is a triggering event or circumstances require, on an interim basis, in accordance with ASC Topic 350 “Intangibles—Goodwill and Other”. The Company performs its impairment test annually in the fourth quarter of the year or more frequently if impairment indicators arise. The Company reviews goodwill for impairment utilizing either a qualitative assessment or a two-step process. If the Company decides that it is appropriate to perform a qualitative assessment and concludes that the fair value of a reporting unit more likely than not exceeds its carrying value, no further evaluation is necessary. If the Company performs the two-step process, the first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If

YogaWorks, Inc.

Notes to Consolidated Financial Statements

the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The fair value of a reporting unit is determined using valuation techniques based on estimates, judgments and assumptions management believes are appropriate in the circumstances.

In December 2015, the Company performed its annual goodwill impairment test utilizing the two-step process. For the first step (“step 1”) of the goodwill impairment test, the Company calculated the fair value of the reporting unit and in doing so considered the valuation from a third party valuation firm engaged to fair value the Company’s common stock. The valuation firm used a combination of valuation techniques including discounted cash flows, market approach, and other estimates and assumptions that were applicable to the Company’s operating and financial circumstances. The valuation indicated that the Company failed step 1 as the reporting unit’s carrying value exceeded its fair value and therefore goodwill was potentially impaired. In 2015, the Company experienced a net loss of $9.2 million and negative cash flow from operating activities of $0.9 million. Upon failing step 1 of the goodwill impairment test, the Company proceeded to perform “step 2” of the goodwill impairment test. Based upon the valuation performed by the third party valuation firm, the Company calculated the implied fair value of goodwill, and assessed a $927,062 impairment to goodwill in 2015.

In the fourth quarter of 2016, the Company performed its annual goodwill impairment test and determined that goodwill was not impaired.

Debt Issuance Cost

The Company elected to early adopt Accounting Standards Update (“ASU”) No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, ASU 2015-03 in fiscal year 2015. This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge asset. The adoption of ASU 2015-03 resulted in the reclassification of approximately $0.5 million of unamortized debt issuance costs related to the Company’s term loan (see Note 9) from other non-current assets to long-term debt within its consolidated balance sheet as of December 31, 2015. Other than this reclassification, the adoption of ASU 2015-03 did not have an impact on the Company’s consolidated financial statements.

Debt issuance costs are being amortized using the effective interest rate method over the term of the loan and the amortization expense is recorded as part of interest expense of the consolidated statements of operations. Debt issuance cost amortization amounted to $111,922 and $47,090 for the years ended December 31, 2016 and December 31, 2015, respectively.

Leases

The Company leases its facilities and certain equipment, and accounts for these leases in accordance with Accounting Standards Codification (“ASC”) 840 Leases. In accordance with ASC 840, rent expense is recognized on a straight-line basis with a liability for deferred rent recognized for the difference in the expense recorded, tenant improvement allowances and the current cash payments required under the terms of the leases.

YogaWorks, Inc.

Notes to Consolidated Financial Statements

Revenue Recognition

The Company generates revenues primarily from the sale of yoga classes, workshops, teacher training programs and yoga-related retail merchandise, net of discounts, refunds and returns at the time they are granted. Customer typically pay upfront for their services. Yoga classes are principally sold in two formats—class packages and memberships. Class packages are based on a fixed number of classes, while memberships provide unlimited classes over a certain time period. Membership, class package, workshop and teacher training revenues are generally paid in advance. There are primarily two types of memberships, monthly memberships and paid-in-full memberships (for six or twelve months), and revenue is recognized over the membership period. Class package revenue is recognized based on aggregate usage patterns. Workshop and teacher training revenue is deferred until the date of the event or is recognized over the period the event takes place. The deferred revenue balance as of December 31, 2016 and 2015 was $4,593,076 and $5,242,957, respectively. The Company’s deferred revenue balance is reduced by refunds in the reporting period which results in less revenue recognized over the service term than originally anticipated. The accounts receivable balance as of December 31, 2016 and 2015 was $63,736 and $67,452, respectively.

Revenue for retail merchandise is recognized at the time of sale when the customer receives and pays for the merchandise at the stores. Taxes collected from the customer are recorded on a net basis. Sales returns by customers for yoga-related retail merchandise sales have historically not been material. The Company sells gift cards to its customers. The gift cards sold to customers have no stated expiration dates and are subject to actual and/or potential escheatment rights in several of the jurisdictions in which the Company operates. The Company recognizes income from gift cards when redeemed by the customer. The Company does not estimate gift card breakage. The gift card liability balance was $442,947 and $343,401 as of December 31, 2016 and December 31, 2015, respectively, and is included in deferred revenue on the consolidated balance sheets.

Cost of Revenues

Cost of revenues consists of direct costs associated with delivering the services, which mainly include teacher payroll and related expenses, and cost of physical goods sold (such as yoga clothing and accessories).

Center Operations

Center operations consist of costs for studio rent, utilities, compensation and benefits for studio staff, sales support staff and management, and sales and marketing expenses, as well as certain studio level general and administrative expenses. The Company recognizes these costs as an expense when incurred.

General and Administrative Expenses

General and administrative expenses include corporate rent, marketing, office expenses, and compensation and benefits costs for regional management and other regional support staff, executive, finance and accounting, human resources, information technology, administration, business development, legal and other support-function personnel. General and administrative expenses also include fees for professional services, insurance and licenses, as well as acquisition-related costs.

YogaWorks, Inc.

Notes to Consolidated Financial Statements

Depreciation and Amortization

Depreciation and amortization includes the depreciation and amortization expense of property and equipment, and the amortization expense of intangible assets.

Stock-Based Compensation

The Company records stock-based compensation expense in accordance with the provisions of ASC 718 Compensation—Stock Compensation for all equity awards made to employees based on the estimated fair value of such awards as of the grant date. The expense is recognized over the employee’s requisite service period (the vesting period, generally four years). Fair value of shares of Common Stock is estimated using a generally accepted valuation methodology (see Note 13) and fair value of options is calculated using the Black-Scholes option-pricing model. Using this option-pricing model, the fair value of each employee award is estimated on the grant date. The fair value is expensed on a straight-line basis over the vesting period. The expected volatility assumption is based on the volatility of the share price of comparable public companies. The expected life is determined using the “simplified method” permitted by Staff Accounting Bulletin Numbers 107 and 110 (the midpoint between the term of the agreement and the weighted average vesting term). The risk-free interest rate is based on the implied yield on a U.S. Treasury security at a constant maturity with a remaining term equal to the expected term of the option granted. The dividend yield is zero, as the Company has never declared a cash dividend.

The Company recognizes equity-based compensation expense for only those options expected to vest on a straight-line basis over the requisite service period of the award.

Income Taxes

Income taxes are accounted for under the asset and liability method prescribed by ASC 740 “Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. The Company measures tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which the Company expects to recover or settle those temporary differences. The Company recognizes the effect of a change in tax rates on deferred tax assets and liabilities in income in the period that includes the enactment date. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

The Company follows guidance in ASC 740, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. Therefore, there will only be recognition where a tax position is more likely than not to be sustained upon examination by taxing authorities. The Company recognizes interest and penalties on taxes, if any, related to unrecognized tax benefits as income tax expense. As of December 31, 2016 and 2015, the Company has no material uncertain tax positions to be accounted for in the financial statements; accordingly, no interest or penalties on taxes were recognized in 2016 and 2015. The Company is subject to U.S federal income tax examination from 2012 onward and state income tax examination from 2011 onward.

YogaWorks, Inc.

Notes to Consolidated Financial Statements

Net Loss Per Share Attributable to Common Stockholders (“EPS”)

The Company calculates earnings per share attributable to common stockholders in accordance with ASC Topic 260, “Earning Per Share.” Basic net income (loss) per share attributable to common stockholders is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share is calculated by dividing net income (loss) attributable to common stockholders by weighted-average common shares outstanding during the period plus potentially dilutive common shares, such as stock options.

Potentially dilutive common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all options are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities.

3.	Recent Accounting Pronouncements

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. The Company has availed itself of this exemption from new or revised accounting standards. The effective dates for recent accounting pronouncements noted below reflects the private company transition dates.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this ASU simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test and eliminating the requirement for a reporting unit with a zero or negative carrying amount to perform a qualitative assessment. Instead, under this pronouncement, an entity would perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and would recognize an impairment change for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized is not to exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects will be considered, if applicable. This ASU is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on the financial statements and related disclosures.

In January 2017, the FASB issued 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this ASU provide a robust framework to use in determining when a set of assets and activities is a business. This ASU is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted and the standard should be applied prospectively. The Company is currently evaluating the impact of this ASU on the financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new guidance is intended to reduce diversity in practice in how transactions are classified in the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on the financial statements.

YogaWorks, Inc.

Notes to Consolidated Financial Statements

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718). This ASU is related to simplifications of employee share-based payment accounting. This pronouncement eliminates the windfall tax benefits concept and requires that excess tax benefits and tax deficiencies be recorded in the income statement when awards are settled. The pronouncement also addresses simplifications related to statement of cash flows classification, accounting for forfeitures and minimum statutory tax withholding requirements. This ASU is effective for fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on the financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. This ASU is effective for fiscal years beginning after December 15, 2019. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of the pending adoption of this new standard on the financial statements and has yet to determine the overall impact this ASU is expected to have. The Company currently has operating leases with future minimum lease payments of approximately $41.7 million at December 31, 2016.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The Company adopted this ASU during the first quarter 2016 on a prospective basis. Adoption has resulted in a reclassification of current deferred tax assets and deferred tax liabilities to non-current deferred tax assets and deferred tax liabilities in the Consolidated Balance Sheets.

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” (“ASU 2015-11”). ASU 2015-11 requires that inventory within the scope of this standard be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments in this update do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. ASU 2015-11 will be effective for the Company’s annual reporting periods beginning January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact of this ASU; however the Company does not expect that the adoption of ASU 2015-11 will have a material impact on its consolidated financial statements, financial condition or results of operations.

In May 2014, the FASB issued ASU No. 2014-09 “Revenue from Contracts with Customers,” which amended the FASB Accounting Standards Codification (“ASC”) and created a new Topic ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). This amendment prescribes that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The amendment supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition,” and most industry-specific guidance throughout the Industry Topics of the Codification. For the Company’s annual reporting periods the mandatory adoption date of ASC 606 is January 1, 2019, and there will be two methods of adoption allowed, either a full

YogaWorks, Inc.

Notes to Consolidated Financial Statements

retrospective adoption or a modified retrospective adoption. In March 2016, April 2016, May 2016, and December 2016, the FASB issued ASU 2016-08, ASU 2016-10, ASU 2016-12, and ASU 2016-20, respectively, as clarifications to ASU 2014-09. ASU 2016-08 clarifies how to identify the unit of accounting for the principal versus agent evaluation, how to apply the control principle to certain types of arrangements, such as service transactions, and reframed the indicators in the guidance to focus on evidence that an entity is acting as a principal rather than as an agent. ASU 2016-10 clarifies the existing guidance on identifying performance obligations and licensing implementation. ASU 2016-12 adds practical expedients related to the transition for contract modifications and further defines a completed contract, clarifies the objective of the collectability assessment and how revenue is recognized if collectability is not probable, and when non-cash considerations should be measured. ASU 2016-20 corrects or improves guidance in thirteen narrow focus aspects of the guidance. The effective dates for these ASUs are the same as the effective date for ASU No. 2014-09. These ASU’s also require enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows. The Company has not selected a transition method.

4.	Acquisitions

Acquisition of Studios

The Company uses acquisitions as a strategy to grow its market share, quickly gain students and build on the operating momentum of the acquired businesses. The Company completed four acquisitions during the year ended December 31, 2015, paying total consideration of $12,148,910, of which $906,521 represented liabilities that were assumed; as part of the purchase price settlement, $700,000 of subordinated promissory notes were issued by the Company to the sellers (see Note 9). The acquisitions were accounted for as a business acquisition in accordance with ASC 805, Business Combinations (“ASC 805”). Under the acquisition method of accounting, the total purchase price was allocated to the net tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. Any excess amount paid over identifiable assets is recorded as goodwill. The process for estimating the fair values of the acquired studios involves the use of significant estimates and assumptions, including estimating average industry purchase price multiple and estimating future cash flows.

The four business acquisitions were as follows: on January 29, 2015, the Company acquired Be Yoga in Palo Alto (one studio); on June 3, 2015, the Company acquired Yoga Tree, a yoga company operating seven studios in the San Francisco area; on September 8, 2015, the Company acquired Back Bay Yoga Studio, a yoga company operating two studios in the Boston area; and on October 27, 2015, the Company acquired Charm City Yoga, a yoga company operating seven studios in the Baltimore/Washington D.C. area.

The consolidated statement of income since the date of each acquisition through December 31, 2015 and the consolidated balance sheet as of December 31, 2015 include the results of operations and the acquired assets and assumed liabilities related to all 2015 acquisitions. For the year ended December 31, 2015, these acquisitions contributed $4,338,075 to the Company’s revenues. Net income contributed by these acquisitions was not separately identifiable due to the Company’s integration activities and the impact of corporate-level expenses and is impracticable to provide. Acquisition-related costs, including legal fees and all related professional fees, were expensed.

YogaWorks, Inc.

Notes to Consolidated Financial Statements

The total purchase price consideration was allocated to the acquired assets and liabilities as follows:

Amount
Inventories	$70,000
Prepaid expenses and other assets	127,741
Property and equipment	182,248
Intangibles	12,038,942
Goodwill	636,500

Total assets acquired	13,055,431

Accounts payable and accrued expenses	5,345
Deferred Revenue	901,176

Total liabilities assumed	906,521

Net assets acquired	$12,148,910

Pro Forma Financial Information for All 2015 Acquisitions

ASC 805 also requires public entities to disclose supplemental pro forma information for material business combinations. The entities must disclose revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period.

The following unaudited pro forma supplemental information is based on estimates and assumptions that the Company believes are reasonable. However, this information is not necessarily indicative of the Company’s consolidated financial position or results of operations in future periods or the results that actually would have been realized had YogaWorks and the acquired businesses been combined companies during the periods presented. These pro forma results exclude any savings or synergies that would have resulted from these business acquisitions had they occurred on January 1, 2015.

The supplemental information on an unaudited pro forma financial basis presents the combined results of YogaWorks and its 2015 acquisitions as if each acquisition had occurred on January 1, 2015 (in thousands, except per share amounts):

(dollars in thousands, except for per share information)	Year ended December 31,
2015
(unaudited)

Revenues	$55,007
Net loss attributable to common stockholders	(12,568)
Basic and diluted net loss attributable to common stockholders	$(132.28)

YogaWorks, Inc.

Notes to Consolidated Financial Statements

5.	Property and Equipment

The major classes of property and equipment are as follows:

December 31,	2016	2015
Computer equipment and purchased software	$1,070,769	$1,027,305
Furniture and fixtures	3,383,360	2,319,802
Leasehold improvements	21,073,627	18,034,742
Other equipment	184,747	851,021
Construction-in-progress	22,201	1,570,997

Total property and equipment	25,734,704	23,803,867

Less accumulated depreciation and amortization	(17,182,030)	(14,518,596)

	$8,552,674	$9,285,271

Depreciation and amortization expense includes property and equipment, leasehold improvements and purchased software. The Company incurred depreciation expense of $2,663,434 and $1,922,928, for the years ended December 31, 2016 and 2015, respectively.

6.	Intangible Assets

The intangible balances as of December 31, 2016 consist of the following:

	Useful Life	Gross Carrying Cost	Accumulated Amortization	2016 Net Book Value
Customer Relationships	5 Years	$11,002,942	$(5,493,838)	$5,509,104
Favorable leases	Lease term	2,266,000	(1,408,193)	857,807
Non-Compete	3 Years	363,500	(169,611)	193,889
Trade name / Trade secrets	15 Years	14,550,500	(2,788,159)	11,762,341
Know-how	15 Years	7,490,000	(1,248,333)	6,241,667
Website content	3 Years	1,640,104	(796,251)	843,853
Website development	3 Years	311,094	(118,535)	192,559
Capitalized software	5 Years	64,967	(11,364)	53,603

		$37,689,107	$(12,034,284)	$25,654,823

YogaWorks, Inc.

Notes to Consolidated Financial Statements

The intangible balances as of December 31, 2015 consist of the following:

	Useful Life	Gross Carrying Cost	Accumulated Amortization	2015 Net Book Value
Customer Relationships	5 Years	$11,002,941	$(2,153,946)	$8,848,995
Favorable leases	Lease term	2,266,000	(845,506)	1,420,494
Non-Compete	3 years	363,500	(48,444)	315,056
Trade name / Trade secrets	15 Years	14,550,500	(1,495,392)	13,055,108
Know-how	15 Years	7,490,000	(749,000)	6,741,000
Website content	3 Years	1,625,354	(459,900)	1,165,454
Website development	3 Years	192,799	(52,437)	140,362
Capitalized software	5 Years	32,366	–	32,366

		$37,523,460	$(5,804,625)	$31,718,835

As of December 31, 2016 and 2015, the Company incurred $133,046 and $131,573, respectively, to upgrade and enhance a website with yoga instructional video content marketed on a subscription basis to end users. The Company established useful lives of 5 years and 3 years for website costs and video production costs, respectively. The website was launched in March 2013 and amortization expense associated with the website was $59,456 and $47,048 for the years ended December 31, 2016 and 2015, respectively.

Amortization expense includes intangible assets such as customer relationships, trade names, trade secrets, and software. Total amortization expense for the years ended December 31, 2016 and 2015 was $6,229,659 and $4,521,465, respectively. The following table presents expected amortization expense of the existing intangible assets as of December 31, 2016:

Amount
2017	$6,194,462
2018	4,534,943
2019	2,255,017
2020	1,527,070
2021	1,325,362
Thereafter	9,817,969

$25,654,823

7.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2015, are as follows:

	2016	2015
Goodwill, beginning of period	$17,746,570	$18,037,132
Goodwill acquired during the year	–	636,500

Total goodwill	17,746,570	18,673,632

Less impairment	–	(927,062)

	$17,746,570	$17,746,570

YogaWorks, Inc.

Notes to Consolidated Financial Statements

8.	Related Party

The Company paid an expense reimbursement fee to an affiliate of Great Hill Partners, the owner of 100% of the Redeemable Preferred Stock and a majority of the Common Stock, in the amount of $100,000 for each of the years ended December 31, 2016 and 2015.

On June 3, 2015, the Company issued convertible promissory notes to Great Hill Equity Partners, V, L.P. and Great Hill Investors, LLC in the amount of $10,212,769 and $34,102, respectively, to finance certain acquisitions of studios in 2015 (see Note 9).

On March 24, 2017, all of the Redeemable Preferred Stock and the convertible promissory notes issued to Great Hill Partners on June 3, 2015 were converted into shares of Common Stock (see Note 16). On March 27, the Company issued new convertible notes to Great Hill Partners, in the aggregate principal amount of $3.2 million, which are convertible, at the option of the holder, into shares of Common Stock at a conversion price of $8.40 per share of Common Stock (see Note 16).

9.	Debt

Long-term debt, net of debt issuance costs, as of December 31, 2016 and 2015 consists of the following:

	2016	2015

Term loan matures on July 26, 2020. Outstanding borrowings bear interest annually at LIBOR plus 7% as of December 31, 2016	$6,956,250	$7,000,000
Subordinated notes maturing on February 8, 2017 and October 17, 2016, respectively. Outstanding borrowings bear interest annually at the applicable federal rate of 1%	200,000	700,000

Total long-term debt, excluding debt issuance costs	7,156,250	7,700,000
Debt issuance costs, net of accumulated amortization	(387,180)	(499,101)

Total long-term debt, net of debt issuance costs	6,769,070	7,200,899
Current portion of long-term debt, net of debt issuance costs	(418,750)	(543,750)

Long-term debt, net of current portion and debt issuance costs	$6,350,320	$6,657,149

Term Loans

In July 2015, the Company obtained a 5-year $20.0 million senior secured term loan facility with Deerpath Funding LP (the “Deerpath Facility”). The Company borrowed $5.0 million in July 2015 (the “Initial Term Loan”), and had the ability, upon meeting certain conditions, to borrow up to an additional $15.0 million. Borrowings under the Deerpath Facility carry an annual interest rate of LIBOR + 7%. The proceeds from the Initial Term Loan were used to pay all of the outstanding indebtedness under the Company’s credit facility with a previous lender.

In December 2015, the Company borrowed an additional $2.0 million under the Deerpath Facility for general corporate purposes, thereby increasing the principal amount of the loans and reducing the incremental borrowing availability under the Deerpath Facility, in each case, by an equivalent amount. As of December 31, 2016, there remains $13.0 million of incremental borrowing capacity under the Deerpath Facility.

YogaWorks, Inc.

Notes to Consolidated Financial Statements

Loans under the Deerpath Facility are secured by substantially all the assets of the Company. The terms of the Deerpath Facility require the Company to maintain a senior debt to EBITDA ratio not to exceed 3.00 to 1.00 and a fixed charge coverage ratio of at least 1.25 to 1.00, as of any testing date. In addition, the Company is required to keep an unrestricted cash balance of $250,000 at all times and submit audited consolidated financial statements within 120 days after the year-end. The Company was not able to comply with the financial statement reporting deadline under the Deerpath Facility with respect to delivery of its consolidated financial statements as of and for the year ended December 31, 2015 and received a waiver from the lender thereunder for such noncompliance. The Company was not in compliance with the financial covenants under the Deerpath Facility as of December 31, 2016.

In March 2017, the Company entered into an amendment to the Deerpath Facility that amended the interest rate provisions and certain of the financial covenants thereunder and waived certain existing events of default. See Note 16 for additional discussion.

As of January 1, 2017, loans under the Deerpath Facility have an annual interest rate of LIBOR + 8%.

The outstanding principal balance on the Term Loan was $6,956,250 and $7,000,000 as of December 31, 2016 and December 31, 2015, respectively.

Convertible Notes

On June 3, 2015, the Company issued convertible promissory notes to Great Hill Equity Partners, V, L.P. and Great Hill Investors, LLC in the amount $10,212,769 and $34,102, respectively. The convertible promissory notes accrue interest at 8% annually. The convertible promissory notes had an original maturity date of June 2, 2016, but the holders of the notes agreed to extend the maturity of the convertible promissory notes until their conversion into capital stock of the Company, which occurred on March 24, 2017. Payment of cash interest is subordinated to indebtedness under the Deerpath Facility. For so long as payment of cash interest is so subordinated, deemed interest shall be capitalized for each interest payment date (“PIK Interest”) and added to the principal amount of the notes. The convertible promissory notes were originally convertible into shares of (1) Redeemable Preferred Stock at a conversion price per share equal to $5,047.93 and (2) Common Stock at a conversion price per share price equal to $0.10, with each $1.00 principal amount under the convertible promissory notes to be allocated 99.9822% to conversion into Redeemable Preferred Stock and 0.0178% to conversion into common stock. As of December 31, 2016, the outstanding balance of the convertible promissory notes amounted to $11,634,592, including total cumulative PIK interest of $1,387,721. On March 24, 2017, the convertible promissory notes were amended so that the convertible promissory notes were convertible into Common Stock at a conversion price of $8.40 per share, and immediately thereafter, the entire outstanding balance of the convertible promissory notes were converted into Common Stock (see Note 16).

Subordinated Notes

In connection with the acquisition of certain studios in 2015, the Company issued two subordinated promissory notes with principal amounts of $200,000 and $500,000 on September 8, 2015 and October 27, 2015, respectively, which matured on February 8, 2017 and October 27, 2016, respectively. These subordinated promissory notes carry imputed interest at the applicable federal rate. As of December 31, 2016, the interest rate was 1%. These subordinated notes are subordinated

YogaWorks, Inc.

Notes to Consolidated Financial Statements

to indebtedness under the Deerpath Facility. As of December 31, 2016, the outstanding principal balance of the subordinated promissory notes amounted to $200,000 and was fully repaid in February 2017.

Interest expense for the years ended December 31, 2016 and 2015 related to the aggregate amount of outstanding indebtedness under the Deerpath Facility, and was $568,439 and $218,246. In addition, PIK interest expense under the convertible promissory notes was $906,825 and $480,896 for the years ended December 31, 2016 and 2015, respectively.

Actual future contractual maturities of long-term debt were as follows as of December 31, 2016:

Amount
2017	$418,750
2018	350,000
2019	350,000
2020	6,037,500
2021	–

Total principal payments	$7,156,250

10.	Common Stock

Dividends

The holders of Common Stock are not entitled to receive dividends unless declared by the Board of Directors and are subject to any preferential dividend rights of the Redeemable Preferred Stock. No dividends were declared in 2015 or 2016.

Voting

Holders of common stock are entitled to one vote per share at all meetings of stockholders. The holders, voting separately as one class, are entitled to elect all of the directors of the Company other than those elected by the holders of the Redeemable Preferred Stock.

Liquidation

In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Common Stock are entitled to share in the remaining assets of the Company following payment of all debts and liabilities of the Company and payment of liquidation preferences to holders of Redeemable Preferred Stock.

11.	Preferred Stock

Redeemable Preferred Stock

Dividends—The holders of shares of Redeemable Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, cumulative dividends at the rate of eight percent per annum of the Redeemable Preferred Stock Base Amount (as defined below) from the date of original issuance of such shares, which dividends shall accrue daily in arrears and be compounded quarterly, whether or not such dividends are declared by the Board of Directors or paid. The term “Redeemable Preferred Stock Base Amount” shall mean $5,050 per share of Redeemable Preferred Stock plus all

YogaWorks, Inc.

Notes to Consolidated Financial Statements

accrued and unpaid dividends as of the measurement date, which is included in the liquidation preference amount. As of December 31, 2016 and 2015, the total cumulative dividends in arrears amounted to $10,913,507 and $6,278,845, respectively.

Voting—The holders of shares of Redeemable Preferred Stock shall vote together as a single class and be entitled to elect up to four members of the Board of Directors. Each holder of the outstanding shares of Redeemable Preferred Stock is entitled to one vote for each share of Redeemable Preferred Stock held by such holder.

Liquidation Preference—In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or in the event of a deemed liquidation event, upon the election of a majority of the holders of the Redeemable Preferred Stock to treat the occurrence of a change of control transaction pursuant to a merger or consolidation of the Company, or a sale, license or transfer of all or substantially all of the Company’s assets, as a liquidation event (each, a “Liquidation Event”), the holders of Redeemable Preferred Stock will receive an amount per share equal to the original purchase price plus all accumulated and unpaid dividends (the “Preferred Stock Liquidation Preference”); provided, the Preferred Stock Liquidation Preference may be adjusted by reducing the amount of accumulated and unpaid dividends included in the Preferred Stock Liquidation Preference, depending on the beneficial ownership percentage of the Common Stock held by holders of the Redeemable Preferred Stock and the amount available for distribution to holders of Common Stock in connection with such Liquidation Event, in accordance with the terms of the Company’s certificate of incorporation. If the amount available for distribution to the holders of Redeemable Preferred Stock is not sufficient to pay the aggregate Preferred Stock Liquidation Preference amount due to such holders, such holders of Redeemable Preferred Stock shall share ratably in any distribution in proportion to the full respective preferential amounts to which they are entitled.

The Preferred Stock Liquidation Preference as December 31, 2016 and 2015 was $61,392,824 and $56,758,162, respectively.

Redemption—Immediately upon and as of, and in all cases subject to, the closing of the Company’s first underwritten public offering on a firm commitment basis by a nationally recognized investment banking organization or organizations pursuant to an effective registration under the Securities Act of 1933, as amended, the Company shall redeem all of the outstanding shares of Redeemable Preferred Stock at the Preferred Stock Liquidation Preference amount.

At any time or from time to time on or after July 11, 2019 (unless prohibited by the lenders under that certain loan agreement dated July 24, 2015 by and among the Company, Deerpath Funding LP and the other parties named therein), the holders of not less than a majority of the voting power of the outstanding shares of Redeemable Preferred Stock may elect, by written notice to the Company and each of the other holders of Redeemable Preferred Stock, not less than 15 days prior to the elected redemption date, to have any or all of the outstanding shares of Redeemable Preferred Stock redeemed.

YogaWorks, Inc.

Notes to Consolidated Financial Statements

12.	Loss per Share Attributable to Common Stockholders

The components of basic and diluted loss per share attributable to common stockholders are as follows (in thousands, except share and per share data):

	2016	2015
Numerator for basic and diluted loss per share attributable to common stockholders:
Net loss	$(9,504,522)	$(9,215,143)
Dividend attributable to participating securities(a)	(4,634,662)	(4,318,364)

Net loss attributable to YogaWorks, Inc. common stockholders	$(14,139,184)	$(13,533,507)

Denominator:
Weighted-average outstanding shares of common stock	73,796	71,244

Dilutive effect of:
Equity incentive plans	–	–
Convertible debt(b)	–	–

Common stock and common stock equivalents	73,796	71,244

Net loss per share attributable to common stockholders:
Basic and Diluted	$(191.60)	$(189.96)

(a)	Represents the Redeemable Preferred Stock. As the Company has incurred net losses in 2016 and 2015, the conversion of Redeemable Preferred Stock would be anti-dilutive, and thus is not included in the loss per share calculation (see Note 11—Preferred Stock)
(b)	Represents the 2015 GHP Convertible Notes. As the Company has incurred net losses in 2016 and 2015, the conversion of the 2015 GHP Convertible Notes would be anti-dilutive, and thus is not included in loss per share calculation (see Note 9—Debt)

For the years ended December 31, 2016, and 2015, there were outstanding options to purchase 439 and 0 shares of Common Stock outstanding, respectively, which were excluded from the computation of diluted loss per share because it would be anti-dilutive.

13.	Accounting for Stock-Based Compensation

Valuation

To estimate certain expenses and record certain transactions, it is necessary for the Company to estimate the fair value of its shares of Common Stock. Given the absence of a public trading market for the shares of Common Stock, and in accordance with the American Institute of Certified Public Accountants’ Practice Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, the Company exercised reasonable judgment and considered numerous objective and subjective factors to determine its best estimate of the fair value of its membership units. Factors considered included:

•	recent equity financings and the related valuations;

•	the estimated present value of the Company’s future cash flows;

YogaWorks, Inc.

Notes to Consolidated Financial Statements

•	industry information such as market size and growth;

•	market capitalization of comparable companies and the estimated value of transactions such companies have engaged in; and

•	macroeconomic conditions.

Common Stock Options and Grants

During the year ended December 31, 2016, the Company granted awards of 1,822 restricted shares of Common Stock and options to purchase 443 shares of Common Stock, net of repurchases, to certain members of senior management under the 2014 Stock Option and Grant Plan. The restricted shares of Common Stock options vest over four years from the grant date, with 25% of the award vesting on the first anniversary of the grant date and the remainder vesting over the next 36 months. Stock compensation expense related to these equity awards is recorded based upon the estimated fair value of the shares amortized over the vesting period. Fair value of the common stock is estimated using a generally accepted valuation methodology and fair value of the options is calculated using the Black-Scholes valuation model. Stock compensation expense of $23,443 and $16,942 was recorded in general and administrative expense for the years ended December 31, 2016 and 2015, respectively. Unamortized stock compensation expense was $8,203 and $27,000 for the years ended December 31, 2016 and 2015, respectively.

	Shares	Weighted- Average Exercise Price
Nonvested at January 1, 2015	–	$–
Granted	–	–
Vested/Released	–	–
Cancelled	–	–

Nonvested at December 31, 2015	–	–
Granted	832	9.20
Vested/Released	(211)	9.20
Cancelled	(389)	9.20

Nonvested at December 31, 2016	232	9.20

The Company uses the Black-Scholes option pricing model to calculate the fair value of each option grant. The expected volatility is based on historical volatility of the stock price of comparable public companies. The Company estimates the expected term based upon the historical exercise behavior of employees. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a term equal to the expected term of the option assumed at the date of grant. The Company estimated a zero forfeiture rate for these stock option grants as the awards have short vesting terms and have a low probability of forfeiture based on the recipients of the stock options.

YogaWorks, Inc.

Notes to Consolidated Financial Statements

The weighted-average fair value of stock options granted have been estimated utilizing the following assumptions:

Years Ended December 31,
	2016	2015
Fair value of common stock	$8.40	$9.20
Risk-free interest rate	2.80%	2.50%
Expected term (in years)	6.25	6.25
Dividend yield	0.00%	0.00%
Expected volatility	38%	44%

Stock options as of December 31, 2016 are summarized as follows:

Range of exercise prices	Options Outstanding	Weighted-Average Remaining Contractual Life (in Years)	Weighted -Average Exercise Price of Outstanding Options	Options Exercisable	Weighted-Average Exercise Price of Exercisable Options
$9.20	439	8.08	$9.20	208	$9.20

14.	Income Taxes

The primary components of the provision for income taxes are as follows:

Years ended December 31,	2016	2015
Current:
Federal	$–	$–
State	6,784	129

Deferred:
Federal	29,322	10,063
State	7,186	3,091

Total	$43,292	$13,283

YogaWorks, Inc.

Notes to Consolidated Financial Statements

The primary components of temporary differences which give rise to the Company’s net deferred tax liability are as follows:

December 31,	2016	2015
Deferred tax asset
Net operating loss carry forward	$9,595,808	$8,542,359
Deferred revenue	1,832,418	2,132,013
Deferred rent	1,055,402	2,019,756
Depreciation and amortization	1,366,475	1,454,459
Accrued expenses and other	192,243	91,521

Total deferred tax asset	14,042,346	14,240,108

Deferred tax liability
Depreciation and amortization	(5,104,329)	(7,223,301)

Net deferred tax asset	8,938,017	7,016,807
Valuation allowance	(8,997,553)	(7,039,835)

Net deferred tax liability	$(59,536)	$(23,028)

The federal and state net operating loss carryforwards of approximately $25.4 million and $17.2 million, respectively, begin to expire in 2023 and 2017, respectively, unless previously utilized. Pursuant to Internal Revenue Code Section 382 and 383, the use of the Company’s net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% has occurred within a three-year period. The Company had an ownership change on July 11, 2014.

Goodwill cost basis, net of tax amortization of approximately $676,756 and $770,189 for the years ended December 31, 2016 and 2015, respectively, is tax deductible.

The reconciliation of income tax attributable to income before the provision for income taxes at the U.S. federal statutory tax rate to income tax expense for the year ended December 31, 2016 is as follows:

	December 31, 2016		December 31, 2015
Federal statutory rate	$(3,216,699)	34.00%	$(3,128,414)	34.00%
Adjustments for tax effects of:
State taxes, net	(490,343)	5.2%	(687,449)	7.5%
Permanent Items	329,647	(3.5%)	182,365	(2.0%)
Goodwill Impairment	–	0.0%	(666,108)	7.2%
State rate adjustment	(55,982)	0.6%	(41,275)	0.5%
Valuation Allowance	3,051,829	(32.3%)	4,110,914	(44.7%)
Other	424,840	(4.5%)	243,250	(2.6%)

	$43,292	(0.5%)	$13,283	(0.1%)

YogaWorks, Inc.

Notes to Consolidated Financial Statements

15.	Commitments and Contingencies

Leases

The Company leases its facilities and certain equipment under operating leases that expire at various dates through 2026. Future minimum lease payments under these leases are as follows as of December 31, 2016:

Amount
2017	$8,784,895
2018	7,246,541
2019	5,622,666
2020	4,931,001
2021	4,065,075
Thereafter	11,001,560

Total future minimum lease payments	$41,651,738

Rent expense amounted to $9,653,572 and $10,043,653 for the years ended December 31, 2016 and 2015, respectively.

Legal Matters

The Company is, from time to time, involved in legal proceedings, claims and litigation arising in the ordinary course of business. These matters are not expected to have a material adverse effect upon the Company’s consolidated financial statements.

16.	Subsequent Events

Recapitalization Transactions

Conversion of Amended and Restated 2015 GHP convertible promissory notes and Redeemable Preferred Stock

On March 24, 2017, the Company engaged in a series of transactions to convert certain of its outstanding indebtedness and all of the outstanding Redeemable Preferred Stock into shares of Common Stock.

The aggregate amount of principal and accrued interest under that certain Second Amended and Restated Subordinated Convertible Promissory Note made by the Company in favor of Great Hill Equity Partners V, L.P., dated March 24, 2017, and that certain Second Amended and Restated Subordinated Convertible Promissory Note made by the Company in favor of Great Hill Investors, LLC, dated March 24, 2017 (collectively, the “Amended and Restated 2015 GHP convertible promissory notes”), was converted into 1,407,632 shares of Common Stock based on the conversion price per share of Common Stock as set forth in such notes of $8.40. Concurrently, all of the outstanding shares of Redeemable Preferred Stock were converted into shares of Common Stock, with the number of shares of Common Stock issuable upon such conversion computed by dividing the Preferred Share Liquidation Preference per share by a conversion price per share of Common Stock of $8.40, resulting in 7,426,169 newly issued shares of Common Stock. Immediately after the conversion of the Amended

YogaWorks, Inc.

Notes to Consolidated Financial Statements

and Restated 2015 GHP convertible promissory notes and the Redeemable Preferred Stock into shares of Common Stock, the Company effected a 1-for-10 reverse stock split of the Common Stock. In connection with the foregoing transactions, the Company also increased its total number of shares of authorized Common Stock to 14,131,017 shares.

Following the 1-for-10 reverse stock split, the Board of Directors of the Company amended the 2014 Stock Option and Grant Plan to increase the shares of Common Stock reserved for issuance thereunder to 1,695,484. In addition, the Board of Directors approved the grant of options to purchase 1,425,641 shares of Common Stock to certain employees and consultants.

Additional Financing from Great Hill Partners

On March 27, 2017, the Company issued new convertible notes (the “New Convertible Notes”) to Great Hill Partners, in the aggregate principal amount of $3.2 million, which are convertible, at the option of the holder, into shares of Common Stock at a conversion rate of $8.40 per share of Common Stock. The New Convertible Notes consist of a Subordinated Convertible Promissory Note, dated March 27, 2017, made by the Company in favor of Great Hill Equity Partners V, L.P., in the principal amount of $3,189,350, and a Subordinated Convertible Promissory Note, dated March 27, 2017, made by the Company in favor of Great Hill Investors, LLC, in the principal amount of $10,650. Each New Convertible Note has a maturity date of March 27, 2018 and bears interest at an annual rate of 8%.

1-for-1.333520 Reverse Split

On July 14, 2017, the Company effectuated the 1-for-1.333520 Reverse Split. Under the terms of the 1-for-1.333520 Reverse Split, each share of common stock, issued and outstanding as of such effective date, was automatically reclassified and changed into 0.749895 shares of common stock, without any action by the stockholders. Fractional shares were rounded down to the nearest whole share. All share and per share amounts have been restated to reflect the 1-for-1.333520 Reverse Split for all periods presented.

Amendment of Deerpath Facility

On March 27, 2017, in connection with the Deerpath Facility, the Company entered into the Second Amendment to Loan Agreement (the “Second Amendment”), dated March 27, 2017, by and among the Company, Deerpath Funding, LP (the “Agent”), and the other parties thereto, pursuant to which, among other things, the lenders agreed to waive any default arising from the Company’s failure to comply with the Deerpath Facility’s Senior Debt to EBITDA ratio financial covenant during the fourth quarter of 2016, and also agreed not to require testing of any of the financial ratio covenants under the Deerpath Facility for the fiscal quarters ended March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017. Pursuant to the Second Amendment, effective as of January 1, 2017, the loans under the Deerpath Facility will bear interest at a rate of LIBOR plus 8.00%, with a decrease to LIBOR plus 7.50% upon the consummation of the Company’s initial public offering (the “IPO”), if such IPO is consummated on or prior to December 31, 2017 and results in aggregate cash proceeds of at least $25.0 million. Upon the first fiscal quarter upon which the Company is in compliance with the Deerpath Facility’s financial ratio covenants, beginning with the fiscal quarter ending March 31, 2018, and so long as there is no default or potential event of default under the Deerpath Facility, the applicable interest rate on the loans under the

YogaWorks, Inc.

Notes to Consolidated Financial Statements

Deerpath Facility will be LIBOR plus 7.00%. Under the Second Amendment, the Company could be required to make a mandatory prepayment of the debt under the Deerpath Facility equal to $1.3 million upon the earliest of any of the following events: (i) if the Company does not consummate the IPO by December 31, 2017, (ii) if the Company fails to comply with the financial ratio covenants under the Deerpath Facility for the fiscal quarter ending March 31, 2018, or (iii) if the Company fails to deliver monthly financial statements as of, and for the period ending on March 31, 2018.

YogaWorks, Inc.

Condensed Consolidated Balance Sheets (Unaudited)

	As of March 31, 2017	As of December 31, 2016
Assets

Current assets
Cash and cash equivalents	$5,455,539	$1,912,421
Inventories, net	801,338	948,194
Prepaid expenses and other current assets	264,149	1,318,137

Total current assets	6,521,026	4,178,752

Property and equipment, net	8,049,624	8,552,674
Intangible assets, net	24,152,657	25,654,823
Goodwill	17,746,570	17,746,570
Other non-current assets	1,067,614	1,015,079

Total assets	$57,537,491	$57,147,898

Liabilities, Redeemable Preferred Stock and Stockholders’ Equity/(Deficit)

Current liabilities
Accounts payable and accrued expenses	$835,323	$1,162,675
Accrued compensation	1,040,249	1,504,034
Current portion of long-term debt, net of debt issuance costs	262,500	418,750
Deferred revenue	4,478,318	4,593,076
Convertible note due to related party	3,202,844	–
Current portion of deferred rent	142,021	192,569

Total current liabilities	9,961,255	7,871,104

Deferred rent, net of current portion	2,553,012	2,471,734
Deferred tax liability	76,261	59,536
Convertible note due to related party	–	11,634,592
Long-term debt, net of current portion and debt issuance costs	6,290,626	6,350,320

Total liabilities	18,881,154	28,387,286

Commitments and Contingencies (Note 12)

Redeemable preferred stock, Redeemed and converted as of March 31, 2017. $0.001 par value; 10,000 shares authorized, issued and outstanding at December 31, 2016; Liquidation Preference $61,392,824 at December 31, 2016 (Note 8)	–	61,392,824

Stockholders’ equity (deficit)
Common stock at March 31, 2017, $0.001 par value; 14,131,017 shares authorized and 8,907,579 shares issued and outstanding and $0.001 par value; 100,000 shares authorized and 74,559 shares issued and outstanding at December 31, 2016 (Note 7)	891	75

Additional paid in capital	74,967,461	67,187
Accumulated deficit	(36,312,015)	(32,699,474)

Total stockholders’ equity (deficit)	38,656,337	(32,632,212)

Total liabilities, redeemable preferred stock, and stockholders’ equity (deficit)	$57,537,491	$57,147,898

See accompanying notes to condensed consolidated financial statements.

YogaWorks, Inc.

Condensed Consolidated Statements of Operations (Unaudited)

Three months ended March 31,	2017	2016
Net revenues	$13,990,094	$15,091,646
Cost of revenues and operating expenses
Cost of revenues	5,128,753	5,318,360
Center operations	5,686,637	5,562,707
General and administrative expenses	3,010,386	3,178,297
Depreciation and amortization	2,201,585	2,180,417

Total cost of revenues and operating expenses	16,027,361	16,239,781

Loss from operations	(2,037,267)	(1,148,135)

Interest expense, net	561,631	390,917

Net loss before provision for income taxes	(2,598,898)	(1,539,052)

Provision for income taxes	17,900	6,743

Net loss	(2,616,798)	(1,545,795)
Less preferred rights dividend on redeemable preferred stock	(995,743)	(1,130,999)

Net loss attributable to common stockholders	$(3,612,541)	$(2,676,794)

Basic and diluted net loss per share attributable to common stockholders	$(14.81)	$(36.80)

Weighted-average number of shares used in calculating loss per share attributable to common stockholders (Note 9):
Basic and diluted common shares	243,848	72,735

See accompanying notes to condensed consolidated financial statements.

YogaWorks, Inc.

Condensed Consolidated Statements of Redeemable Preferred Stock (Unaudited)

	Redeemable preferred stock
	Shares	Amount
Balance, December 31, 2016	10,000	$61,392,824
Preferred rights dividend on redeemable preferred stock		995,743
Redeemed and preferred stock conversion (Note 6)	(10,000)	(62,388,567)

Balance, March 31, 2017	–	$–

See accompanying notes to condensed consolidated financial statements.

YogaWorks, Inc.

Condensed Consolidated Statements of Stockholders’ Equity (Deficit) (Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
Balance, December 31, 2016	74,559	$75	$67,187	$(32,699,474)	$(32,632,212)
Conversion of Redeemable Preferred Stock	7,425,388	743	62,387,824	–	62,388,567
Conversion of Convertible Note	1,407,632	141	11,825,633	–	11,825,774
Beneficial Conversion Feature	–	–	147,877	–	147,877
Change in par value	–	(68)	68	–	–
Redeemable preferred stock dividends	–	–	–	(995,743)	(995,743)
Stock-based compensation	–	–	538,872	–	538,872
Net loss	–	–	–	(2,616,798)	(2,616,798)

Balance, March 31, 2017	8,907,579	$891	$74,967,461	$(36,312,015)	$38,656,337

See accompanying notes to condensed consolidated financial statements.

YogaWorks, Inc.

Condensed Consolidated Statements of Cash Flows (Unaudited)

Three months ended March 31,	2017	2016
Cash flows from operating activities
Net loss	$(2,616,798)	$(1,545,795)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,201,585	2,180,417
Deferred tax	16,725	(4,369)
Paid-in-kind interest expense capitalized to convertible note	193,917	221,483
Change in value of beneficial conversion feature	147,987	–
Amortization of debt issuance cost	27,806	27,980
Stock-based compensation expense	538,872	6,652
Changes to operating assets and liabilities
Inventories	146,856	161,995
Prepaid expenses and other current assets	1,053,988	(433,252)
Other non-current assets	(52,535)	(32,069)
Accounts payable and accrued expenses	(327,352)	(626,104)
Accrued compensation	(463,785)	64,284
Deferred revenue	(114,758)	(980,358)
Deferred rent	30,730	180,486

Net cash provided by (used in) operating activities	783,238	(778,650)

Cash flows from investing activities
Purchases of property, equipment, and intangible assets	(196,370)	(923,364)

Net cash used in investing activities	(196,370)	(923,364)

Cash flows from financing activities
Principal payment on term loans	(43,750)	–
Principal payment on subordinated notes	(200,000)	–
Proceeds from issuance of convertible note	3,200,000	–

Net cash provided by financing activities	2,956,250	–

Increase (decrease) in cash and cash equivalents	3,543,118	(1,702,014)
Cash and cash equivalents, beginning of period	1,912,421	3,772,605

Cash and cash equivalents, end of period	$5,455,539	$2,070,591

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest paid	$138,551	$93,333

Supplemental disclosure of non-cash activities
Dividends on preferred redeemable stock accrued	$995,743	$1,130,999
Paid-in-kind interest expense capitalized convertible note	193,917	221,483
Conversion of convertible notes to equity	11,825,774	–
Conversion of preferred redeemable stock to equity	62,388,567	–

See accompanying notes to condensed consolidated financial statements.

YogaWorks, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. Organization and Basis of Presentation

General

YogaWorks, Inc., a Delaware corporation, and its wholly-owned subsidiaries (collectively, the “Company”) are primarily engaged in building and operating yoga studios. The Company was formerly known as YWX Holdings, Inc. and changed its name to YogaWorks, Inc. on April 10, 2017. The Company operates under the brand name YogaWorks and Yoga Tree and offers primarily yoga classes, workshops, teacher training programs, and yoga-related retail merchandise across its studios. In addition to its studio locations, YogaWorks offers online yoga instruction and programming through its MyYogaWorks web platform, which provides subscribers with a highly curated catalog of over 1,000 yoga classes.

On March 24, 2017, the Company effectuated a 1-for-10 reverse stock split (the “1-for-10 Reverse Split”). Under the terms of the 1-for-10 Reverse Split, each share of common stock, issued and outstanding as of such effective date, was automatically reclassified and changed into one-tenth of one share of common stock, without any further action by the stockholders. Fractional shares were rounded down to the nearest whole share. All share and per share amounts have been restated to reflect the 1-for-10 Reverse Split for all periods presented.

On July 14, 2017, the Company effectuated a 1-for-1.333520 reverse stock split (the “1-for-1.333520 Reverse Split”). Under the terms of the 1-for-1.333520 Reverse Split, each share of common stock, issued and outstanding as of such effective date, was automatically reclassified and changed into 0.749895 shares of common stock, without any further action by the stockholders. Fractional shares were rounded down to the nearest whole share. All share and per share amounts have been restated to reflect the 1-for-1.333520 Reverse Split for all periods presented.

The accompanying financial statements are prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and accounting principles generally accepted in the United States (“GAAP”).

Markets

The Company operates in regional markets across the U.S. As a result of the clustering of the studios in key geographic markets, and the flexibility offered to students to use different studios in a regional market, the Company does not report net revenues on an individual studio basis or report same studio sales. The Company prefers to analyze the financial results on a regional market basis. Given the focus on acquisitions, the Company may acquire stores in an existing regional market to capture more regional market share which may take some market share from the existing studios.

YogaWorks, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

As of March 31, 2017, the Company owned and operated 50 yoga studios in 6 regional markets. The following table illustrates the studio locations by regional market:

	Three Months Ended March 31,
	2017		2016
Regional Market	Number of Studios	Percentage of Net Revenues(1)	Number of Studios	Percentage of Net Revenues(1)
Los Angeles	17	42%	17	40%
Orange County (California)(2)	4	7%	5	9%
New York City	5	14%	5	14%
Northern California	13	25%	13	27%
Boston	3	4%	2	3%
Baltimore/Washington D.C.	8	8%	7	7%

(1)	For the three months ended March 31. Assumes that any net revenues for teacher training, workshops and MyYogaWorks.com for such period are allocated to the regional markets on a proportional basis based on the market’s share of total studio net revenues for such period.
(2)	Reflects closure in the first quarter of 2016 of one studio in Orange County (California).

The Company operates in a number of regional operating segments; however, the Company meets the aggregation criteria of ASC 280 and therefore reports as one reportable segment. The Company’s chief executive officer, who is the Company’s chief operating decision maker, determines the Company’s strategy and makes operating decisions for the regional operating segments, and assesses performance and allocates resources based on performance of the Company’s regional operating segments. The Company derives revenue from the sale of yoga classes, workshops, teacher training programs and yoga-related retail merchandise.

Capital Resources and Liquidity

The financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company expects to incur further GAAP losses over the next several years as it continues to incur amortization of intangible assets from the acquisition of the Company in 2014 by Great Hill Equity Partners, V, L.P. and Great Hill Investors, LLC (collectively, “Great Hill Partners”) and has been dependent on funding growth through the incurrence of indebtedness and the issuance of equity securities.

The Company had a net loss of $2,616,798 and $1,545,795, net cash provided/(used) by operating activities of $783,241 and $(778,650) for the quarters ended March 31, 2017 and 2016, respectively, and had an accumulated deficit of $(36,312,015) and $(21,237,084) as of March 31, 2017 and 2016, respectively. The Company also had a negative working capital of $3,440,229 at March 31, 2017, which is mainly due to deferred revenue. The primary sources of liquidity include cash on hand of $5,455,539, cash flows from operating activities, availability under the credit facility with Deerpath Funding LP of approximately $13,000,000 as of March 31, 2017 (see Note 6) and convertible promissory notes issued from time to time to Great Hill Partners, including the convertible promissory notes issued on March 27, 2017 in the aggregate principal amount of $3,200,000 (see Note 6). The Company expects that ongoing requirements for working capital, debt service and planned capital expenditures will be adequately funded from these sources for at least the next twelve months from the March 31, 2017. There can be no assurance that the Company will sustain positive cash flows from

YogaWorks, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

operations or achieve profitability and incremental funding from Great Hill Partners may be required as needed. If available funds are not adequate the Company may need to obtain additional funding or scale back operations.

2. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of YogaWorks, Inc. and its wholly-owned subsidiaries. All significant inter-company accounts, transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates. Significant estimates include stock-based compensation, deferred revenue recognition, income taxes, purchase price allocation, valuation of intangible assets and goodwill and useful lives of property and equipment and intangible assets.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly-liquid investments with original maturities of three months or less. The Company places its cash and cash equivalents with major financial institutions. Cash and cash equivalents balances at these institutions are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”). From time to time, deposits may exceed the FDIC coverage limits.

Fair Value Measurements

Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The carrying value of the Company’s financial assets and liabilities, including cash and cash equivalents, and accounts payable and accrued liabilities are stated at historical cost which

YogaWorks, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

approximates fair value because of the short-term nature of these instruments at prevailing market rates. The carrying amount of the long-term debt approximates the fair value of the convertible promissory notes and term loans, as the interest rates are variable except for the GHP Convertible Notes and approximate the interest rates presently available to the Company.

Inventories

Inventories are stated at the lower of cost or market value. The Company’s inventory consists of clothing, yoga props, media (DVDs and books) and home products (home décor and miscellaneous food and beverage items). Inventories are valued on a first-in first-out cost method.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization using the straight-line method over the following estimated useful lives of the assets:

Years
Computer equipment and purchased software	3
Furniture and fixtures	5
Leasehold improvements	Useful life or remaining lease term, whichever is shorter
Other equipment	5

Repairs and maintenance are expensed as incurred, while renewals or betterments are capitalized.

Intangible Assets

Intangible assets are stated at cost, less accumulated amortization. The Company accounts for the purchase of intangible assets in accordance with ASC Topic 350 “Intangibles—Goodwill and Other.” Intangible assets are based on their acquisition cost. Applicable long-lived assets, including definite-lived intangible assets, are amortized or depreciated over the shorter of their estimated useful lives, the estimated period that the assets will generate revenue, or the statutory or contractual term. Estimates of useful lives and periods of expected revenue generation are reviewed periodically for appropriateness and are based upon management’s judgment.

Impairment of Long-Lived Assets

The Company reviews long-lived assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated undiscounted future cash flows directly associated with the asset are compared to the asset’s carrying amount. If the estimated future cash flows from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the asset to its estimated fair value.

Goodwill

The Company’s goodwill relates to the 2014 acquisition of the predecessor to YogaWorks, Inc. (the “Predecessor”) by Great Hill Partners and acquisitions of three yoga companies in San Francisco,

YogaWorks, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Boston and Baltimore in 2015. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in an acquisition accounted for as a business purchase. Goodwill is not amortized but rather is tested for impairment on an annual basis and if there is a triggering event or circumstances require, on an interim basis, in accordance with ASC Topic 350 “Intangibles—Goodwill and Other”. The Company performs its impairment test annually in the fourth quarter of the year or more frequently if impairment indicators arise. The Company reviews goodwill for impairment utilizing either a qualitative assessment or a two-step process. If the Company decides that it is appropriate to perform a qualitative assessment and concludes that the fair value of a reporting unit more likely than not exceeds its carrying value, no further evaluation is necessary. If the Company performs the two-step process, the first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The fair value of a reporting unit is determined using valuation techniques based on estimates, judgments and assumptions management believes are appropriate in the circumstances. No impairment was recognized to goodwill for the quarters ended March 31, 2017 and March 31, 2016.

Debt Issuance Cost

The Company capitalizes costs incurred in connection with the incurrence of debt and records the debt issuance costs as a reduction to the debt amount. These costs are amortized and included in interest expense over the life of the borrowing or term of the credit facility using the effective interest method. Debt issuance cost amortization amounted to $27,806 and $27,980 for the quarters ended March 31, 2017 and 2016, respectively.

Leases

The Company leases its facilities and certain equipment, and accounts for these leases in accordance with Accounting Standards Codification (“ASC”) 840 Leases. In accordance with ASC 840, rent expense is recognized on a straight-line basis with a liability for deferred rent recognized for the difference in the expense recorded, tenant improvement allowances and the current cash payments required under the terms of the leases.

Revenue Recognition

The Company generates revenues primarily from the sale of yoga classes, workshops, teacher training programs and yoga-related retail merchandise, net of discounts, refunds and returns at the time they are granted. Customers typically pay upfront for their services. Yoga classes are principally sold in two formats—class packages and memberships. Class packages are based on a fixed number of classes, while memberships provide unlimited classes over a certain time period. Membership, class package, workshop and teacher training revenues are generally paid in advance. There are primarily two types of memberships, monthly memberships and paid-in-full memberships (for six or twelve months), and revenue is recognized over the membership period. Class package revenue is recognized based on aggregate usage patterns. Workshop and teacher training revenue is deferred until the date of the event or is recognized over the period the event takes place. The deferred revenue balance as of March 31, 2017 and December 31, 2016 was $4,478,318 and $4,593,076, respectively.

YogaWorks, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

The Company’s deferred revenue balance is reduced by refunds in the reporting period which results in less revenue recognized over the service term than originally anticipated. The accounts receivable balance as of March 31, 2017 and December 31, 2016 was $99,992 and $63,736, respectively.

Revenue for retail merchandise is recognized at the time of sale when the customer receives and pays for the merchandise at the stores. Taxes collected from the customer are recorded on a net basis. Sales returns by customers for yoga-related retail merchandise sales have historically not been material. The Company sells gift cards to its customers. The gift cards sold to customers have no stated expiration dates and are subject to actual and/or potential escheatment rights in several of the jurisdictions in which the Company operates. The Company recognizes income from gift cards when redeemed by the customer. The Company does not estimate gift card breakage. The gift card liability balance was $395,144 and $442,947 as of March 31, 2017 and December 31, 2016, respectively, and is included in deferred revenue on the consolidated balance sheets.

Cost of Revenues

Cost of revenues consists of direct costs associated with delivering the services, which mainly include teacher payroll and related expenses, and cost of physical goods sold (such as yoga clothing and accessories).

Center Operations

Center operations consist of costs for studio rent, utilities, compensation and benefits for studio staff, sales support staff and management, and sales and marketing expenses, as well as certain studio level general and administrative expenses. The Company recognizes these costs as an expense when incurred.

General and Administrative Expenses

General and administrative expenses include corporate rent, marketing, office expenses, and compensation and benefits costs for regional management and other regional support staff, executive, finance and accounting, human resources, information technology, administration, business development, legal and other support-function personnel. General and administrative expenses also include fees for professional services, insurance and licenses, as well as acquisition-related costs.

Depreciation and Amortization

Depreciation and amortization includes the depreciation and amortization expense of property and equipment, and the amortization expense of intangible assets.

Stock-Based Compensation

The Company records stock-based compensation expense in accordance with the provisions of ASC 718 Compensation—Stock Compensation for all equity awards made to employees based on the estimated fair value of such awards as of the grant date. The expense is recognized over the employee’s requisite service period (the vesting period, generally four years). Fair value of shares of Common Stock is estimated using a generally accepted valuation methodology (see Note 10) and fair value of options is calculated using the Black-Scholes option-pricing model. Using this option-pricing model, the fair value of each employee award is estimated on the grant date. The fair value is

YogaWorks, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

expensed on a straight-line basis over the vesting period. The expected volatility assumption is based on the volatility of the share price of comparable public companies. The expected life is determined using the “simplified method” permitted by Staff Accounting Bulletin Numbers 107 and 110 (the midpoint between the term of the agreement and the weighted average vesting term). The risk-free interest rate is based on the implied yield on a U.S. Treasury security at a constant maturity with a remaining term equal to the expected term of the option granted. The dividend yield is zero, as the Company has never declared a cash dividend.

The Company recognizes equity-based compensation expense for only those options expected to vest on a straight-line basis over the requisite service period of the award.

Income Taxes

Income taxes are accounted for under the asset and liability method prescribed by ASC 740 “Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. The Company measures tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which the Company expects to recover or settle those temporary differences. The Company recognizes the effect of a change in tax rates on deferred tax assets and liabilities in income in the period that includes the enactment date. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

The Company follows guidance in ASC 740, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. Therefore, there will only be recognition where a tax position is more likely than not to be sustained upon examination by taxing authorities. The Company recognizes interest and penalties on taxes, if any, related to unrecognized tax benefits as income tax expense. As of March 31, 2017 and 2016, the Company has no material uncertain tax positions to be accounted for in the financial statements; accordingly, no interest or penalties on taxes were recognized for the three months end March 31, 2017 and for the year ended 2016. The Company is subject to U.S federal income tax examination from 2012 onward and state income tax examination from 2011 onward.

Net Loss Per Share Attributable to Common Stockholders (“EPS”)

The Company calculates earnings per share attributable to common stockholders in accordance with ASC Topic 260, “Earning Per Share.” Basic net income (loss) per share attributable to common stockholders is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share is calculated by dividing net income (loss) attributable to common stockholders by weighted-average common shares outstanding during the period plus potentially dilutive common shares, such as stock options.

Potentially dilutive common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all options are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities.

YogaWorks, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

3.	Recent Accounting Pronouncements

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. The Company has availed itself of this exemption from new or revised accounting standards. The effective dates for recent accounting pronouncements noted below reflects the private company transition dates.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this ASU simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test and eliminating the requirement for a reporting unit with a zero or negative carrying amount to perform a qualitative assessment. Instead, under this pronouncement, an entity would perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and would recognize an impairment change for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized is not to exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects will be considered, if applicable. This ASU is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on the financial statements and related disclosures.

In January 2017, the FASB issued 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this ASU provide a robust framework to use in determining when a set of assets and activities is a business. This ASU is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted and the standard should be applied prospectively. The Company is currently evaluating the impact of this ASU on the financial statements and related disclosures.

4.   Property and Equipment

The major classes of property and equipment are as follows:

	As of March 31, 2017	As of December 31, 2016
Computer equipment and purchased software	$1,078,110	$1,070,769
Furniture and fixtures	3,390,761	3,383,360
Leasehold improvements	21,195,845	21,073,627
Other equipment	161,678	184,747
Construction-in-progress	43,625	22,201

Total property and equipment	25,870,019	25,734,704

Less accumulated depreciation and amortization	(17,820,395)	(17,182,030)

	$8,049,624	$8,552,674

Depreciation and amortization expense includes property and equipment, leasehold improvements and purchased software. The Company incurred depreciation expense of $660,802 and $612,513, for the quarters ended March 31, 2017 and 2016, respectively.

YogaWorks, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

5.	Related Party

The Company paid an expense reimbursement fee to an affiliate of Great Hill Partners, the owner of a majority of the Common Stock, in the amount of $25,000 for the three months ended March 31, 2017 and 2016.

On March 24, 2017, all of the Redeemable Preferred Stock and the convertible promissory notes issued to Great Hill Partners on June 3, 2015 were converted into shares of Common Stock (see Note 8). On March 27, the Company issued new convertible notes to Great Hill Partners, in the aggregate principal amount of $3.2 million, which are convertible, at the option of the holder, into shares of Common Stock at a conversion price of $8.40 per share of Common Stock (see Note 7).

6.	Debt

Long-term debt, net of debt issuance costs, consists of the following:

	As of March 31, 2017	As of December 31, 2016
Term loan matures on July 26, 2020. Outstanding borrowings bear interest annually at LIBOR plus 8% as of March 31, 2017	$6,912,500	$6,956,250
Subordinated notes matured and paid on February 8, 2017. Outstanding borrowings bear interest annually at the applicable federal rate of 1%	–	200,000

Total long-term debt, excluding debt issuance costs	6,912,500	7,156,250
Debt issuance costs, net of accumulated amortization	(359,374)	(387,180)

Total long-term debt, net of debt issuance costs	6,553,126	6,769,070
Current portion of long-term debt, net of debt issuance costs	(262,500)	(418,750)

Long-term debt, net of current portion and debt issuance costs	$6,290,626	$6,350,320

Term Loans

In July 2015, the Company obtained a 5-year $20.0 million senior secured term loan facility with Deerpath Funding LP (the “Deerpath Facility”). The Company borrowed $5.0 million in July 2015 (the “Initial Term Loan”), and had the ability, upon meeting certain conditions, to borrow up to an additional $15.0 million. Borrowings under the Deerpath Facility carried an annual interest rate of LIBOR + 7%. The proceeds from the Initial Term Loan were used to pay all of the outstanding indebtedness under the Company’s credit facility with a previous lender.

In December 2015, the Company borrowed an additional $2.0 million under the Deerpath Facility for general corporate purposes, thereby increasing the principal amount of the loans and reducing the incremental borrowing availability under the Deerpath Facility, in each case, by an equivalent amount. As of March 31, 2017, there remains $13.1 million of incremental borrowing capacity under the Deerpath Facility.

Loans under the Deerpath Facility are secured by substantially all the assets of the Company. The terms of the Deerpath Facility require the Company to maintain a senior debt to EBITDA ratio not to exceed 3.00 to 1.00 and a fixed charge coverage ratio of at least 1.25 to 1.00, as of any testing date. In addition, the Company is required to keep an unrestricted cash balance of $250,000 at all times and

YogaWorks, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

submit audited consolidated financial statements within 120 days after the year-end. The Company was not able to comply with the financial statement reporting deadline under the Deerpath Facility with respect to delivery of its consolidated financial statements as of December 31, 2016 and received a waiver from the lender thereunder for such noncompliance.

Amendment of Deerpath Facility

On March 27, 2017, in connection with the Deerpath Facility, the Company entered into the Second Amendment to Loan Agreement (the “Second Amendment”), dated March 27, 2017, by and among the Company, Deerpath Funding, LP (the “Agent”), and the other parties thereto, pursuant to which, among other things, the lenders agreed to waive any default arising from the Company’s failure to comply with the Deerpath Facility’s Senior Debt to EBITDA ratio financial covenant during the fourth quarter of 2016, and also agreed not to require testing of any of the financial ratio covenants under the Deerpath Facility for the fiscal quarters ended March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017. Pursuant to the Second Amendment, effective as of January 1, 2017, the loans under the Deerpath Facility will bear interest at a rate of LIBOR plus 8.00%, with a decrease to LIBOR plus 7.50% upon the consummation of the Company’s initial public offering (the “IPO”), if such IPO is consummated on or prior to December 31, 2017 and results in aggregate cash proceeds of at least $25.0 million. Upon the first fiscal quarter upon which the Company is in compliance with the Deerpath Facility’s financial ratio covenants, beginning with the fiscal quarter ending March 31, 2018, and so long as there is no default or potential event of default under the Deerpath Facility, the applicable interest rate on the loans under the Deerpath Facility will be LIBOR plus 7.00%. Under the Second Amendment, the Company could be required to make a mandatory prepayment of the debt under the Deerpath Facility equal to $1.3 million upon the earliest of any of the following events: (i) if the Company does not consummate the IPO by December 31, 2017, (ii) if the Company fails to comply with the financial ratio covenants under the Deerpath Facility for the fiscal quarter ending March 31, 2018, or (iii) if the Company fails to deliver monthly financial statements as of, and for the period ending on March 31, 2018.

Convertible Notes

On June 3, 2015, the Company issued convertible promissory notes to Great Hill Equity Partners, V, L.P. and Great Hill Investors, LLC in the amount $10,212,769 and $34,102, respectively. The convertible promissory notes accrue interest at 8% annually. The convertible promissory notes had an original maturity date of June 2, 2016, but the holders of the notes agreed to extend the maturity of the convertible promissory notes until their conversion into capital stock of the Company, which occurred on March 24, 2017. Payment of cash interest is subordinated to indebtedness under the Deerpath Facility. For so long as payment of cash interest is so subordinated, deemed interest shall be capitalized for each interest payment date (“PIK Interest”) and added to the principal amount of the notes. The convertible promissory notes were originally convertible into shares of (1) Redeemable Preferred Stock at a conversion price per share equal to $5,047.93 and (2) Common Stock at a conversion price per share price equal to $0.10, with each $1.00 principal amount under the convertible promissory notes to be allocated 99.9822% to conversion into Redeemable Preferred Stock and 0.0178% to conversion into common stock. As of December 31, 2016, the outstanding balance of the convertible promissory notes amounted to $11,634,592, including total cumulative PIK interest of $1,387,721.

The aggregate amount of principal and accrued interest under that certain Second Amended and Restated Subordinated Convertible Promissory Note made by the Company in favor of Great Hill

YogaWorks, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Equity Partners V, L.P., dated March 24, 2017, and that certain Second Amended and Restated Subordinated Convertible Promissory Note made by the Company in favor of Great Hill Investors, LLC, dated March 24, 2017 (collectively, the “Amended and Restated 2015 GHP convertible promissory notes”), was converted into 1,407,632 shares of Common Stock based on the conversion price per share of Common Stock as set forth in such notes of $8.40. Concurrently, all of the outstanding shares of Redeemable Preferred Stock were converted into shares of Common Stock, with the number of shares of Common Stock issuable upon such conversion computed by dividing the Preferred Share Liquidation Preference per share by a conversion price per share of Common Stock of $8.40, resulting in 7,426,169 newly issued shares of Common Stock. Immediately after the conversion of the Amended and Restated 2015 GHP convertible promissory notes and the Redeemable Preferred Stock into shares of Common Stock, the Company effected a 1-for-10 reverse stock split of the Common Stock. In connection with the foregoing transactions, the Company also increased its total number of shares of authorized Common Stock to 14,131,017 shares.

On March 24, 2017, the convertible promissory notes were amended so that the convertible promissory notes were convertible into Common Stock at a conversion price of $8.40 per share, and immediately thereafter, the entire outstanding balance of the convertible promissory notes were converted into Common Stock. Because Great Hill Equity Partners, V, L.P. and Great Hill Investors, LLC held all of the convertible promissory notes and owned a substantial majority of the Common Stock and all of the Redeemable Preferred Stock both before and after the conversion of the Amended and Restated 2015 GHP convertible promissory notes on March 24, 2017, no gain was recognized in the statement of operations from the conversion of these notes.

Subordinated Notes

In connection with the acquisition of certain studios in 2015, the Company issued two subordinated promissory notes with principal amounts of $200,000 and $500,000 on September 8, 2015 and October 27, 2015, respectively, which matured on February 8, 2017 and October 27, 2016, respectively. The outstanding principal balance of $200,000 under the subordinated promissory notes was fully repaid in February 2017.

Additional Financing from Great Hill Partners

On March 27, 2017, the Company issued new convertible notes (the “New Convertible Notes”) to Great Hill Partners, in the aggregate principal amount of $3.2 million, which are convertible, at the option of the holder, into shares of Common Stock at a conversion rate of $8.40 per share of Common Stock. The New Convertible Notes consist of a Subordinated Convertible Promissory Note, dated March 27, 2017, made by the Company in favor of Great Hill Equity Partners V, L.P., in the principal amount of $3,189,350, and a Subordinated Convertible Promissory Note, dated March 27, 2017, made by the Company in favor of Great Hill Investors, LLC, in the principal amount of $10,650. Each New Convertible Note has a maturity date of March 27, 2018 and bears interest at an annual rate of 8%.

Interest expense for the quarters ended March 31, 2017 and 2016 related to the aggregate amount of outstanding indebtedness under the Deerpath Facility, and was $191,812 and $141,555. In addition, PIK interest expense under the convertible promissory notes was $194,026 and $221,483 for the quarters ended March 31, 2017 and 2016, respectively.

YogaWorks, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

7.	Common Stock

Dividends

The holders of Common Stock are not entitled to receive dividends unless declared by the Board of Directors. No dividends were declared for the quarter ended March 31, 2017 and year ended 2016.

Voting

Holders of common stock are entitled to one vote per share at all meetings of stockholders.

Liquidation

In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Common Stock are entitled to share in the remaining assets of the Company following payment of all debts and liabilities of the Company.

Conversion of Amended and Restated 2015 GHP convertible promissory notes and Redeemable Preferred Stock

On March 24, 2017, the Company engaged in a series of transactions to convert certain of its outstanding indebtedness and all of the outstanding Redeemable Preferred Stock into shares of Common Stock.

The aggregate amount of principal and accrued interest under that certain Second Amended and Restated Subordinated Convertible Promissory Note made by the Company in favor of Great Hill Equity Partners V, L.P., dated March 24, 2017, and that certain Second Amended and Restated Subordinated Convertible Promissory Note made by the Company in favor of Great Hill Investors, LLC, dated March 24, 2017 (collectively, the “Amended and Restated 2015 GHP convertible promissory notes”), was converted into 1,407,632 shares of Common Stock based on the conversion price per share of Common Stock as set forth in such notes of $8.40. Concurrently, all of the outstanding shares of Redeemable Preferred Stock were converted into shares of Common Stock, with the number of shares of Common Stock issuable upon such conversion computed by dividing the Preferred Share Liquidation Preference per share by a conversion price per share of Common Stock of $8.40, resulting in 7,426,169 newly issued shares of Common Stock. Immediately after the conversion of the Amended and Restated 2015 GHP convertible promissory notes and the Redeemable Preferred Stock into shares of Common Stock, the Company effected a 1-for-10 reverse stock split of the Common Stock. Accordingly, except as otherwise indicated, all common share and per share amounts in these consolidated financial statements and the notes thereto have been adjusted to reflect the 1-for-10 reverse stock split as though it had occurred at the beginning of the initial period presented. In connection with the foregoing transactions, the Company also increased its total number of shares of authorized Common Stock to 14,131,017 shares.

Following the 1-for-10 reverse stock split, the Board of Directors of the Company amended the 2014 Stock Option and Grant Plan to increase the shares of Common Stock reserved for issuance thereunder to 1,695,484. In addition, the Board of Directors approved the grant of options to purchase 1,425,641 shares of Common Stock to certain employees and consultants.

YogaWorks, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

8.	Preferred Stock

Redeemable Preferred Stock

On March 24, 2017, the Company engaged in a series of transactions to convert certain of its outstanding indebtedness and all of the outstanding Redeemable Preferred Stock into shares of Common Stock. (See Note 6). Because Great Hill Equity Partners, V, L.P. and Great Hill Investors, LLC held all of the Redeemable Preferred Stock and owned a substantial majority of the Common Stock both before and after the conversion of the Redeemable Preferred Stock on March 24, 2017, there is no impact on earnings per share as a result of this conversion.

9.	Loss per Share Attributable to Common Stockholders

The components of basic and diluted loss per share attributable to common stockholders are as follows (in thousands, except share and per share data):

	Three months ended March 31, 2017	Three months ended March 31, 2016
Numerator for basic and diluted loss per share attributable to common stockholders:
Net loss	$(2,616,798)	$(1,545,795)
Dividend attributable to participating securities	(995,743)	(1,130,999)

Net loss attributable to YogaWorks, Inc. common stockholders	$(3,612,541)	$(2,676,794)

Denominator:
Weighted-average outstanding shares of common stock	243,848	72,735

Dilutive effect of:
Equity incentive plans	–	–
Convertible debt	–	–

Common stock and common stock equivalents	243,848	72,735

Net loss per share attributable to common stockholders:
Basic and Diluted	$(14.81)	$(36.80)

For the quarters ended March 31, 2017, and 2016, there were outstanding options to purchase 1,289,013 and 832 shares of Common Stock outstanding, respectively, which were excluded from the computation of diluted loss per share because it would be anti-dilutive.

10.	Accounting for Stock-Based Compensation

Valuation

To estimate certain expenses and record certain transactions, it is necessary for the Company to estimate the fair value of its shares of Common Stock. Given the absence of a public trading market for the shares of Common Stock, and in accordance with the American Institute of Certified Public Accountants’ Practice Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, the Company exercised reasonable judgment and considered numerous objective and

YogaWorks, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

subjective factors to determine its best estimate of the fair value of its membership units. Factors considered included:

•	recent equity financings and the related valuations;

•	the estimated present value of the Company’s future cash flows;

•	industry information such as market size and growth;

•	market capitalization of comparable companies and the estimated value of transactions such companies have engaged in; and

•	macroeconomic conditions.

Common Stock Options and Grants

During the quarter ended March 31, 2017, option awards for 1,425,641 shares of Common Stock were granted under the amended 2014 Stock Option and Grant Plan. With the exception of accelerated options, the typical options vest over four years from the grant date, with 25% of the award vesting on the first anniversary of the grant date and the remainder vesting over the next 36 months. Stock compensation expense related to these equity awards was recorded based upon the estimated fair value of the shares amortized over the vesting period. Fair value of the common stock is estimated using a generally accepted valuation methodology and the fair value of the options is calculated using the Black-Scholes valuation model. Stock compensation expense of $538,742 and $6,653 was recorded in general and administrative expense for the quarters ended March 31, 2017 and 2016, respectively. Unamortized stock compensation expense amounted to $982,311 as of March 31, 2017 and is expected to be expensed ratably over the remaining vesting period.

	Shares	Weighted- Average Exercise Price
Nonvested at December 31, 2016	232	$9.20
Granted	1,425,641	8.40
Vested/Released	(298,727)	8.40
Cancelled	(137,049)	8.40

Nonvested at March 31, 2017	990,097	8.40

The Company uses the Black-Scholes option pricing model to calculate the fair value of each option grant. The expected volatility is based on historical volatility of the stock price of comparable public companies. The Company estimates the expected term based upon the historical exercise behavior of employees. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a term equal to the expected term of the option assumed at the date of grant. The Company estimated a zero forfeiture rate for these stock option grants as the awards have short vesting terms and have a low probability of forfeiture based on the recipients of the stock options.

YogaWorks, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

The fair values of stock options granted have been estimated utilizing the following assumptions:

Quarters Ended March 31,
	2017	2016
Fair value of common stock	$5.88	$8.40
Exercise Price of common stock option	8.40	9.20
Risk-free interest rate	2.10%	2.50%
Expected term (in years)	5.95	6.25
Dividend yield	0.00%	0.00%
Expected volatility	40%	44%

Stock options as of March 31, 2017 are summarized as follows:

Range of exercise prices	Options Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price of Outstanding Options	Options Exercisable	Weighted- Average Exercise Price of Exercisable Options
$8.40 - $9.20	1,289,013	9.99	$8.40	298,938	$8.40

On March 24, 2017, the Board of Directors of the Company amended the 2014 Stock Option and Grant Plan to increase the shares of Common Stock reserved for issuance thereunder to 1,695,484 shares.

11.	Income Taxes

Our effective income tax rate for the three months ended March 31, 2017 and 2016 was (0.96)% and (0.44)%, respectively. We evaluate our effective income tax rate at each interim period and adjust it as facts and circumstances warrant. The difference between federal income taxes computed at the federal statutory rate and reported income taxes for the three months ended March 31, 2017 and 2016 was primarily related to the impact of the valuation allowance and state income taxes.

At March 31, 2017, the Company had no unrecognized tax benefits. The Company believes that there are no uncertain tax positions for which it is reasonably possible that will produce a material effect to the financial statements over the next 12 months. The Company recognizes interest and penalties related to uncertain tax positions as a component of the income tax provision.

Pursuant to Internal Revenue Code, or IRC, Sections 382 and 383, annual use of the Company’s net operating loss carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurred within a three-year period. The Company has not completed an IRC Section 382 and 383 analysis regarding the limitation of net operating loss carryforwards. Since there is a full valuation allowance applied to the deferred taxes, a Section 382 limitation will not have an effect on the deferred taxes or the income tax rate.

The Company is undergoing an examination of its federal income tax return filed for the 2015 tax year by the Internal Revenue Service. The Company is currently not under examination by state and local tax authorities.

YogaWorks, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

12.	Commitments and Contingencies

Legal Matters

On June 5, 2017, a letter was sent to the California Labor & Workforce Development Agency alleging the Company’s itemized wage statements did not comply with the California Labor Code (the “Wage Statement Claim”). As part of these alleged violations, penalties under the Private Attorneys General Act of 2004 and relevant sections of the California Labor Code are being sought on behalf of the State of California and allegedly aggrieved employees. Neither the outcome of the alleged claims, nor the amount and range of potential damages or exposure associated with the allegations can be assessed with certainty, and any damage award or settlement amount could be substantial.

In addition to the Wage Statement Claim, from time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. There can be no assurance with respect to the outcome of any legal proceeding, and the Company could suffer monetary liability from the outcome of the Wage Statement Claim described above or other claims that may be made in the future that could be material to the Company’s results of operations. Other than the Wage Statement Claim, the Company believes there are no pending lawsuits or claims that may have a material adverse effect on the Company’s business, capital resources or results of operations.

13.	Subsequent Events

1-for-1.333520 Reverse Split

On July 14, 2017, the Company effectuated the 1-for-1.333520 Reverse Split. Under the terms of the 1-for-1.333520 Reverse Split, each share of common stock, issued and outstanding as of such effective date, was automatically reclassified and changed into 0.749895 shares of common stock, without any action by the stockholders. Fractional shares were rounded down to the nearest whole share. All share and per share amounts have been restated to reflect the 1-for-1.333520 Reverse Split for all periods presented.

EACH STUDIO REFLECTS ITS LOCAL COMMUNITY, MAKING ACQUISITIONS ORGANIC TO US. Baltimore Los Angeles Orange County New York San Francisco Boston

Through and including             , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

5,000,000 Shares

Common Stock

Cowen	Stephens Inc.	Guggenheim Securities

Roth Capital Partners	Imperial Capital

            , 2017

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$9,330
FINRA filing fee	12,575
Exchange listing fee	150,000
Printing and engraving expenses	318,000
Legal fees and expenses	1,000,000
Accounting fees and expenses	325,000
Transfer agent and registrar fees	8,000
Miscellaneous expenses	177,095

Total	$2,000,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes the board of directors of a corporation to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred. Our amended and restated bylaws will also provide that we must pay the expenses (including attorneys’ fees) incurred by a director or officer in defending any proceeding in advance of its final disposition, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in any such action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Some of our non-employee directors may, through their relationships with their employers, be insured or indemnified against liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

The following list sets forth information as to all securities we have sold since January 1, 2014, which were not registered under the Securities Act.

1.	In July 2014, in connection with formation of YogaWorks, Inc., we issued 10,000 shares of preferred stock for the aggregate principal amount of $50,479,317 and 67,491 shares of common stock for the aggregate principal amount of $9,000. The preceding information gives effect to the 1-for-10 reverse stock split and the 1-for-1.333520 reverse stock split.
2.	On March 24, 2017, in connection with the recapitalization transactions described in the accompanying prospectus, we did the following transactions:

a.	issued 7,426,169 shares of our common stock in exchange for 10,000 shares of our outstanding preferred stock, at a conversion rate of $8.40 for each share of common stock issued; and
b.	issued 1,407,632 shares of our common stock, at a conversion price of $8.40 per share of common stock, in exchange for all of the 2015 GHP Convertible Notes.

The preceding information gives effect to the 1-for-10 reverse stock split and the 1-for-1.333520 reverse stock split.

3.	On March 27, 2017, we issued the 2017 GHP Convertible Notes in the aggregate principal amount of $3.2 million, which are convertible, at the option of the holder, into shares of our common stock at a conversion price of $8.40 per share of common stock. The preceding information gives effect to the subsequent 1-for-1.333520 reverse stock split of our common stock to be effected prior to the effectiveness of this registration statement.
4.	On or after March 24, 2017, we granted stock options and stock awards to employees, directors and consultants under our 2014 Plan, covering an aggregate of 1,444,388 shares of common stock at a weighted average exercise price of $8.40 per share. Of these, options covering an aggregate of 155,794 shares were cancelled without being exercised. The preceding information gives effect to the subsequent 1-for-1.333520 reverse stock split of our common stock to be effected prior to the effectiveness of this registration statement.
5.	Prior to March 24, 2017, we granted stock options and stock awards to employees, directors and consultants under our 2014 Plan, covering an aggregate of 833 shares of common stock at a weighted average exercise price of $9.20 per share. Of these, options covering an aggregate of 389 shares were cancelled without being exercised and options to purchase 3 shares were exercised. The preceding information gives effect to the 1-for-10 reverse stock split of our common stock that occurred in March 2017 and a subsequent 1-for-1.333520 reverse stock split of our common stock to be effected prior to the effectiveness of this registration statement.
6.	Prior to March 24, 2017, we sold an aggregate of 6,294 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of approximately $17,873 upon the exercise of stock options and stock awards and individual issuances of stock. The preceding information gives effect to the 1-for-10 reverse stock split of our common stock that occurred in March 2017 and a subsequent 1-for-1.333520 reverse stock split of our common stock to be effected prior to the effectiveness of this registration statement.
7.	On or after March 24, 2017, we sold an aggregate of 1,499 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of approximately $13,800 upon the exercise of stock options and stock awards and individual issuances of stock. The preceding information gives effect to the 1-for-10 reverse stock split of our common stock that occurred in March 2017 and a subsequent 1-for-1.333520 reverse stock split of our common stock to be effected prior to the effectiveness of this registration statement.

We claimed exemption from registration under the Securities Act for the issuance of securities in the transaction described in paragraph (1) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering.

We claimed exemption from registration under the Securities Act for the issuance of securities in the transaction described in paragraph (2) above under Section 3(a)(9) of the Securities Act.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraph (3) by virtue of Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (1) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (2) appropriate legends were affixed to the securities issued in such transactions.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (4), (5) and (6) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits. See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.
(b)	Financial Statement Schedules. All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Culver City, California, on the 17th day of July, 2017.

YOGAWORKS, INC.

By:	/s/ Vance Chang
Vance Chang
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rosanna McCollough, Vance Chang and Kurt Donnell, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of YogaWorks, Inc. and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Rosanna McCollough	President & Chief Executive Officer and Director (Principal Executive Officer)	July 17, 2017

/s/ Vance Chang Vance Chang	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 17, 2017

* Peter L. Garran	Director	July 17, 2017

* Michael A. Kumin	Director	July 17, 2017

* Michael J. Gerend	Director	July 17, 2017

* Brian Cooper	Director	July 17, 2017

*By:	/s/ Vance Chang Vance Chang Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement.

3.1#	Third Amended and Restated Certificate of Incorporation, currently in effect.

3.2#	Form of Fourth Amended and Restated Certificate of Incorporation, to be in effect prior to the consummation of this offering.

3.3#	Bylaws, currently in effect.

3.4#	Form of Amended and Restated Bylaws, to be in effect prior to the consummation of this offering.

4.1	Form of Common Stock Certificate.

5.1	Opinion of Latham & Watkins LLP.

10.1#	Loan Agreement, dated July 24, 2015, by and among YWX Holdings, Inc., Whole Body, Inc., Deerpath Funding, LP, and the other parties thereto.

10.2#	First Amendment to Loan Agreement, dated December 23, 2015, by and among YWX Holdings, Inc., Whole Body, Inc., Deerpath Funding, LP, and the other parties thereto.

10.3#	Second Amendment to Loan Agreement, dated March 27, 2017, by and among YWX Holdings, Inc., Whole Body, Inc., Deerpath Funding, LP, and the other parties thereto.

10.4+#	YWX Holdings, Inc. 2014 Stock Option and Grant Plan.

10.5+#	Form of Stock Option Agreement under the 2014 Stock Option and Grant Plan.

10.6+#	Form of Restricted Stock Agreement under the YWX Holdings, Inc. 2014 Stock Option and Grant Plan.

10.7+	YogaWorks, Inc. 2017 Incentive Award Plan.

10.8+	Form of Stock Option Agreement under the YogaWorks, Inc. 2017 Incentive Award Plan.

10.9+#	Form of Indemnification Agreement.

10.10+#	Employment Agreement, dated as of March 27, 2017, by and between Whole Body, Inc. and Rosanna McCollough.

10.11+#	Employment Agreement, dated as of March 27, 2017, by and between Whole Body, Inc. and Vance Chang.

10.12+#	Employment Agreement, dated as of March 27, 2017, by and between Whole Body, Inc. and Suzanne Dawson.

10.13+#	Employment Agreement, dated as of March 27, 2017, by and between Whole Body, Inc. and Kurt Donnell.

10.14#	Note Purchase Agreement, dated March 27, 2017, by and among YWX Holdings, Inc., Great Hill Equity Partners V, L.P. and Great Hill Investors, LLC.

10.15#	Subordinated Convertible Promissory Note, dated March 27, 2017, by and among YWX Holdings, Inc. and Great Hill Equity Partners V, L.P.

10.16#	Subordinated Convertible Promissory Note, dated March 27, 2017, by and among YWX Holdings, Inc. and Great Hill Investors, LLC.

10.17+	YogaWorks, Inc. Non-Employee Director Compensation Program.

10.18+	Form of Restricted Stock Unit Agreement under the YogaWorks, Inc. 2017 Incentive Award Plan.

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Exhibit Number	Exhibit Description

21.1#	List of Subsidiaries of the Registrant.

23.1	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1#	Power of Attorney (see page II-6).

#	Previously filed.

+	Management contract or compensatory plan or arrangement.

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